As filed with the Securities and Exchange Commission on January 29, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IsoTis, Inc.
(Exact name of registrant as specified in its charter)

Delaware	8731	20-5825634
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Goodyear
Irvine, California 92618
(949) 595-8710
(Address, including zip code, and telephone number, including area code, of the Registrant’s principal executive offices)

Pieter Wolters
Chief Executive Officer
2 Goodyear
Irvine, California 92618
(949) 595-8710
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles K. Ruck B. Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive 20th Floor Costa Mesa, CA 92626-1925 (714) 540-1235	David K. Boston Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099 (212) 728-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee
Common Stock, $0.0001 par value	$45,000,000	$4,815

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the underwriters.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 29, 2007

                Shares

Common Stock

IsoTis, Inc. is selling           shares of its common stock. All of the shares of common stock are being sold by the company. We have granted the underwriters a 30-day option to purchase up to an additional           shares from us to cover over-allotments, if any.

This is a public offering of our common stock. Our common stock is quoted on the NASDAQ Global Market under the symbol “ISOT.” On January 26, 2007, the last reported sales price of our common stock was $12.99 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 7.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on          , 2007.

Thomas Weisel Partners LLC	William Blair & Company

The date of this prospectus is          , 2007.

You should rely on the information contained in this prospectus or in any free writing prospectus authorized by us. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sales of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock, some of which we discuss under “Risk Factors” and our consolidated financial statements and related notes.

ISOTIS, INC.

Overview

We are a leading orthobiologics company that develops, manufactures and markets proprietary products for the treatment of musculoskeletal diseases and disorders. Our current orthobiologics products are bone graft substitutes that promote the regeneration of bone and are used to repair natural, trauma-related and surgically-created defects common in orthopedic procedures, including spinal fusions. Our current commercial business is highlighted by our Accell line of products, which we believe represents the next generation in bone graft substitution. Bone graft substitutes currently represent the largest component of the orthobiologics market, which was valued by Millennium Research Group at approximately $1.9 billion in 2006 and is expected to grow to $2.9 billion by 2011 in the United States alone.

We believe our Accell product line offers substantial advantages over competing products by combining clinical efficacy, safety, broad applicability, ease of handling and affordability. Our Accell products contain the natural elements believed to be primarily responsible for initiating the process of bone regeneration, including bone morphogenic proteins, or BMPs, such as BMP-2, BMP-4 and BMP-7, and TGF-ß. We introduced our initial Accell product in 2002 and, as of September 30, 2006, we had sold in excess of $40 million of Accell products, representing over 50,000 units sold. Our products are used in a variety of orthopedic and other surgical indications, including spinal fusion, joint replacement and trauma procedures.

We market our products to orthopedic surgeons and neurosurgeons throughout the world using three distribution channels: independent distributor agents in the United States, stocking dealers internationally and private label partners in the United States and internationally. Our revenue in each of these distribution channels for the nine months ended September 30, 2006 represented 60%, 24% and 12% of our total revenue, respectively. For the nine months ended September 30, 2006, revenue from our Accell products represented 49% of our total revenue, growing 41% as compared to the nine months ended September 30, 2005.

Our Market

One of the fastest growing segments within the orthopedics industry is the orthobiologics market, which encompasses products that promote the body’s natural capacity to regenerate and repair musculoskeletal tissue, particularly bone. We believe the emergence of orthobiologic products and solutions is expanding treatment options in orthopedics by augmenting the performance of traditional implants, plates and screws with biologically active products for hard and soft tissue regeneration. Bone graft substitutes are biologic and synthetic materials developed to reduce or eliminate the need to utilize a patients own tissue in bone repair procedures. While growth in the use of bone graft substitutes has increased substantially over the past ten years, we believe this growth has been restrained by the limitations inherent in currently available products. We believe that surgeons would increase the use of bone graft substitutes if there was a product that more fully embodied all the desirable characteristics of an ideal bone graft substitute, including:

•	Natural or recombinant proteins capable of initiating bone growth and repair, a characteristic referred to as osteoinductivity;

•	Physical attributes, such as porosity and mineral content, capable of facilitating the bone’s natural healing response, a characteristic referred to as osteoconductivity;

•	Handling characteristics that enable the surgeon to easily deliver the product and prevent its movement away from the surgical site;

•	A safety profile that supports use of the product in a variety of surgical applications; and

•	A product price point permitting use of the material without additional government or third-party reimbursement.

Our Solution

We have developed a line of bone graft substitute products based on our proprietary Accell technology that we believe provides surgeons with an attractive balance of the osteoinductivity, osteoconductivity, handling, safety and affordability characteristics they desire. The principal benefits of our Accell products include:

•	Clinical efficacy. Our Accell technology enables us to produce a bone graft substitute with concentrated levels of natural osteoinductive proteins. We estimate that our current generation of Accell products contains approximately three to four times the concentration of growth factors found in our traditional bone graft substitute products. We believe there is a general consensus that higher concentrations of growth factors correlate with improved osteoinductive properties, which we believe in turn will yield more consistent and predictable clinical outcomes with our Accell products. Our Accell products also provide a mixture of different osteoinductive proteins and growth factors to encourage bone growth in a very natural manner. We believe this is advantageous over single growth factor formulations given recent studies that have demonstrated clinical benefits associated with the application of products containing multiple growth factors in the same formulation. Our Accell products also contain the osteoconductive characteristics associated with traditional DBM products, providing a robust scaffold for these concentrated growth factors.

•	Differentiated handling characteristics. We believe our gel-based products have material handling characteristics that are among the most attractive of any bone graft substitutes on the market. We utilize our proprietary reverse phase technology to formulate products with a gel-like consistency at room temperature, but which thicken to a putty form at body temperature. This is advantageous as it prevents the product from being washed away when the surgical site is irrigated, a common practice in most orthopedic procedures.

•	Favorable safety profile. As of September 30, 2006, we had sold in excess of 50,000 units of our Accell products and we have not received any reported adverse events that have been attributed directly to our materials, products or processes. This safety profile facilitates use of the products in wide range of applications.

•	Cost-effective products. We believe that our products provide a desirable combination of clinical utility and affordability. While some recombinant BMP products have demonstrated clinical efficacy, we believe that their high cost, as much as four times the price of traditional bone graft substitute products, may limit their widespread use. In contrast, our Accell products are priced at a modest premium to traditional bone graft substitutes.

Our Strategy

Our objective is to become the leading dedicated supplier of biologic solutions for use by orthopedic surgeons and neurosurgeons to stabilize, repair and restore musculoskeletal tissues. To achieve this objective, we are pursuing the following strategies:

•	Recruiting additional orthobiologics specialists to support our distribution network and grow sales;

•	Investing in clinical studies to substantiate the benefits of our next-generation Accell products;

•	Focusing our research and development efforts on new products, technologies and product enhancements;

•	Driving international sales through enhancement of existing distribution channels; and

•	Leveraging our distribution channels to market and sell additional products and technologies we may license or acquire.

Risks Associated With Our Business

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” following this prospectus summary. We have a limited operating history and may be unable to accurately predict our future performance. As of September 30, 2006, we had an accumulated deficit of $125.7 million and we may be unable to achieve or maintain profitability. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. We are marketing our Accell Putty and Accell TBM products while our 510(k) submission for these products is pending. We cannot assure you that we will obtain clearance for Accell Putty, Accell TBM or any other product in the Accell family in a timely manner or at all. Our ultimate success will depend on the acceptance by the medical community of our future orthobiologics products and the continued acceptance of our existing bone graft substitutes and technologies. We rely on independent distributors for product commercialization and distribution. We will also need to expand our manufacturing capacity and our sales and marketing capabilities to meet any anticipated growth in our business. We compete against several large, multinational companies that enjoy significant competitive advantages over us, including greater resources in manufacturing, sales and marketing and research and development than we do. We are currently reorganizing ourselves in the United States pursuant to an exchange offer and we cannot assure you that we will own 100% of our predecessor entity following the exchange offer.

Company Information

Our predecessor, IsoTis S.A., was originally formed as a Swiss company in 1996. IsoTis, Inc. was formed as a wholly owned subsidiary of IsoTis S.A. in November 2006 for the purpose of reorganizing IsoTis S.A. into the United States. To effect the reorganization, IsoTis, Inc. offered to exchange one of its shares of common stock for every ten common shares outstanding of IsoTis S.A. The initial acceptance period of the exchange offer ended on January 19, 2007. Pursuant to the exchange offer IsoTis, Inc. acquired approximately 75% of the outstanding shares of IsoTis S.A. and IsoTis S.A. became a subsidiary of IsoTis, Inc. and IsoTis, Inc. was listed on NASDAQ on January 26, 2007. A second acceptance period is currently open under the exchange offer, pursuant to which IsoTis, Inc. anticipates receiving an aggregate ownership interest in IsoTis S.A. of at least 90%. Assuming IsoTis, Inc. can acquire at least 90% of the outstanding common shares of IsoTis S.A., it will effect a merger of IsoTis S.A. in order to obtain 100% ownership interest, although we cannot assure you that IsoTis, Inc. will be successful in obtaining the necessary 90% ownership interest. Following the closing of the exchange offer, IsoTis, Inc.’s business and operations will consist solely of the business and operations of IsoTis S.A. As a result, unless the context otherwise states, references throughout this prospectus to “we,” “us,” “our,” “IsoTis” or the “company” refer to the business of IsoTis S.A. and its subsidiaries for all periods prior to the consummation of the exchange offer and to the business of IsoTis, Inc. and that of its subsidiaries for all periods subsequent to the consummation of the exchange offer.

Our principal executive offices are located at 2 Goodyear, Irvine, California 92618, and our telephone number is (949) 595-8710. Our website is located at www.isotis.com. The information found on, or accessible through, our website is not a part of this prospectus.

ISOTIS®, ISOTIS ORTHOBIOLOGICS® and OSSATURA® are our registered trademarks in the United Stated and European Union (Community Trade Marks). ACCELL®, ACCELL CONNEXUS®, DBM100®, ORTHOBLAST® and DYNAGRAFT® are our registered trademarks in the United States. We have applications to register ACCELL PUTTYtm, ACCELL TBMtm and ACCELL PLUStm as Trademarks in the United States and under the Madrid Protocol.

THE OFFERING

Common stock offered by us	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to use the net proceeds from this offering to support sales, marketing and general administrative activities; to support clinical research and product development activities; and to fund working capital and other general corporate purposes.

NASDAQ Global Market symbol	ISOT

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.

The number of shares of our common stock that will be outstanding immediately after this offering is based on 7,094,071 shares outstanding as of September 30, 2006 and does not take into account:

•	627,715 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006 at a weighted average exercise price of $14.15 per share (the options are priced in Swiss Francs, but for the purpose of this discussion, have been converted to U.S. dollars using the exchange rate of 0.7996 to 1, the exchange rate as of September 30, 2006); and

•	an aggregate of 200,000 additional shares of common stock that are reserved and available for future award under our 2006 Incentive Award Plan.

Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to additional shares of our common stock from us;

•	assumes the issuance by us of 7,094,071 shares of common stock in connection with our current exchange offer for the outstanding shares of IsoTis S.A., based on the number of outstanding common shares of IsoTis S.A. as of September 30, 2006; and

•	assumes our assumption of outstanding options to acquire shares of common stock in IsoTis S.A., which options represent the right to acquire 627,715 shares of our common stock at a weighted average exercise price of $14.15 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

Prior to the consummation of the exchange offer, IsoTis, Inc. had no business or operations. As of the date of this prospectus, the business and operations of IsoTis, Inc. consists solely of the business and operations of IsoTis S.A.

The selected financial information set out below has been extracted from the consolidated financial statements of IsoTis S.A. We derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 from the audited consolidated financial statements of IsoTis S.A. included elsewhere in this prospectus. We derived the statements of operations data for the nine months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 from the unaudited financial statements of IsoTis S.A. included elsewhere in this prospectus. The historical results are not necessarily indicative of the results that may be expected in future data. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements of IsoTis S.A. and accompanying notes which are included elsewhere in this prospectus, the “Selected Consolidated Financial Data” and the “Balance Sheet of IsoTis, Inc.,” and accompanying notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share data)

Consolidated Statement of Operating Data:
Revenue
Product sales	$5,853	$25,269	$32,063	$23,450	$30,729
Other revenue	351	171	39	39	36

Total revenue	6,204	25,440	32,102	23,489	30,765

Operating expenses
Costs of sales	4,760	12,254	13,114	9,187	11,305
Research and development	16,594	12,159	6,330	4,200	5,592
Marketing and selling	5,755	13,990	13,140	9,388	13,201
General and administrative	9,675	15,589	9,425	7,915	8,445
Impairment of property, plant and equipment and intangible assets	1,140	4,743	—

Total operating expenses	37,924	58,735	42,009	30,690	38,543

Loss from operations	(31,720)	(33,295)	(9,907)	(7,201)	(7,778)
Interest income	996	461	546	386	440
Interest expense	(467)	(319)	(406)	(156)	(132)
Foreign exchange (loss) gain	(5,372)	(5,978)	9,982	8,625	(4,568)
Other income	—	1,899	694	663	142

Net (loss) income before taxes, minority interest and discontinued operations	(36,563)	(37,232)	909	2,317	(11,896)

Provision for income taxes	—	—	—
Minority interest	45	—	—	—	—

Net (loss) income from continuing operations	(36,518)	(37,232)	909	2,317	(11,896)
Net loss from discontinued operations	(698)	—	—	—	—

Net (loss) income	$(37,216)	$(37,232)	$909	$2,317	$(11,896)

Basic and diluted net (loss) income per share(1)
Continuing operations	$(0.79)	$(0.54)	$0.01	$0.03	$(0.17)
Discontinued operations	$(0.01)	—	—	—	—
Basic and diluted net (loss) income per share	$(0.80)	$(0.54)	$0.01	$0.03	$(0.17)
Pro forma unaudited basic and diluted net income (loss) per share(2)			$0.13		$(1.68)

Weighted average common shares outstanding
Basic	46,289	69,548	70,464	70,350	70,918
Diluted	—	—	72,448	72,408	—
Pro forma weighted average common shares outstanding
Basic			7,046		7,092
Diluted			7,245		—

	As of September 30, 2006
			As Adjusted
	Actual(3)	Pro Forma(4)	Pro Forma(5)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$—	$16,909	$
Working capital		23,666
Total assets	$—	73,151
Long term obligation, less current portion		2,084
Total stockholders’ equity	—	49,278

(1)	The net loss per share amounts are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

(2)	Based on the number of shares of our common stock issuable in the exchange offer assuming all outstanding IsoTis S.A. shares are tendered.

(3)	On an actual basis, prior to our incorporation.

(4)	On a pro forma basis to reflect the closing of the exchange offer for the outstanding shares of IsoTis S.A.

(5)	As adjusted to reflect the sale of shares of our common stock in this offering at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and commission and estimated expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, respectively, each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common stock. If any of the following possible events actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to our Business

We continue to market Accell Putty and Accell TBM while our 510(k) submission for these products is pending. If the Food and Drug Administration, or FDA, requires us to cease marketing or recall these products, or imposes significant enforcement sanctions, our business could be harmed.

We are marketing Accell Putty, which we previously referred to as Accell DBM100, and Accell TBM, based upon our conclusion that they meet the requirements for regulation solely as human cells, tissues and cellular and tissue-based products, or 361 HCT/Ps, and do not require 510(k) clearance. On October 6, 2006, the FDA sent us a written determination that Accell Putty is not eligible for regulation solely as a 361 HCT/P. Although we continue to believe Accell Putty and Accell TBM satisfy the requirements to be regulated solely as a 361 HCT/P, because of uncertainty surrounding the applicability of FDA’s definition of a 361 HCT/P, the company included the Accell Putty and TBM in our pending 510(k) submission as part of the Accell Family covered by the filing. That 510(k) submission remains pending with the FDA. We cannot assure you that we will obtain clearance for Accell Putty, Accell TBM or any other product in the Accell family of products in a timely manner or at all. We cannot assure you that the FDA will permit continued marketing of either of these two products without 510(k) clearance, will not require a recall of these products pending 510(k) clearance or will not impose significant sanctions for past marketing of these products in the absence of a 510(k) clearance. If we are unable to market these products, or if sanctions are imposed, our business could be significantly adversely impacted.

Our ultimate success will depend on the acceptance by the medical community of our future orthobiologics products and the broader acceptance of our bone graft substitutes and technologies by the medical community.

Our ultimate success in selling current and future orthobiologic products will depend, in large part, on whether the medical community views our products as safe, effective and economically beneficial. The medical community’s acceptance of our orthobiologics will depend upon our ability to demonstrate their advantages. We cannot predict whether the medical community will accept our orthobiologic products or, if accepted, the extent of the medical community’s use of these products.

Our bone graft substitutes may not maintain their current market acceptance or achieve broader market acceptance, which can be affected by numerous factors, including:

•	lack of long-term clinical data supporting the safety and efficacy of our bone graft substitutes;

•	introduction of competitive treatment options which render our bone graft substitutes and technologies too expensive or obsolete;

•	lack of availability of third-party reimbursement; and

•	difficulty demonstrating advantages of our bone graft substitutes to surgeons.

Market acceptance will also depend on our ability to demonstrate that our existing bone graft substitutes and technologies are an attractive alternative to existing treatment options. Our ability to do so will depend on surgeons’ evaluations of the safety, clinical efficacy, ease of use and cost-effectiveness of these options and technologies. Surgeons tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third-party reimbursement. Surgeons may not recommend or use our products until there is long-term clinical evidence to convince them to alter their existing treatment methods and there are recommendations from prominent surgeons that our products are safe and effective. Additionally, if there are negative events in the industry, whether real or perceived, there could be a negative impact on the market as a whole. For example, we believe that some in the medical community have lingering concerns over the risk of disease transmission through the use of natural bone graft substitutes.

Furthermore, we believe that even if the medical community generally accepts our bone graft substitutes and technologies, recommendations and endorsements by influential surgeons will be important to the commercial success of our products. If our bone graft substitutes and technologies are not broadly accepted in the marketplace, we may not maintain a competitive position in the market.

We rely on independent distributors for product commercialization and distribution.

To market our products we have established, and intend to continue to establish, strategic relationships with a network of independent distributor agents and stocking dealers that have their own sales forces with technical expertise and distribution capabilities. Our revenue will partly depend upon the efforts of these third parties and their ability to educate surgeons regarding our products. Our distributors have significant discretion in determining the efforts and resources they apply to the sale of our products. Our distributors may not commit the necessary resources to market and sell our products to the level of our expectations and, regardless of the resources they commit, may not be successful. Additionally, most of our distributor agreements can be terminated with limited notice, and we may not be able to replace any terminating distributors in a timely manner or on terms agreeable to us, if at all. Our top ten distributors by revenue in the U.S. account for 27% of our total revenue. If we are unable to maintain our distribution network or if our distribution network is not successful in marketing and selling our products, our revenue could decline significantly.

If we fail to compete successfully against existing or potential competitors, our operating results may be adversely affected.

The orthobiologics products industry is intensely competitive. Our primary competitor in the orthobiologic market is Medtronic Sofamor Danek, Inc., or Medtronic, with its recombinant BMP product, the INFUSE Bone Graft. We also face competition from DePuy, Inc., a Johnson & Johnson company, Synthes, Inc., Musculoskeletal Tissue Foundation, Stryker Corporation, Osteotech, Inc., Regeneration Technologies, Inc., Wright Medical Technology, Inc., Biomet, Inc., Orthovita, Inc. and other small to midsize companies that are active in the orthobiologics market. We compete in all of our markets primarily on the basis of product performance, price and ease of use, as well as customer loyalty and service. Many of our competitors enjoy significant competitive advantages over us, including:

•	greater name recognition;

•	broader and longer established relationships with healthcare professionals, customers and third-party payers;

•	further established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer discounts or incentives;

•	greater experience in conducting research and development, manufacturing, conducting clinical trials, obtaining regulatory approval for products and marketing products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

If we fail to compete successfully against our existing or potential competitors, our operating results may be adversely affected. Additionally, we anticipate that companies will dedicate significant resources to developing competing products and services because of the size of the orthobiologics market and its growth potential. These products or procedures could prove to be more effective, safer or less costly than our products. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and could render our products obsolete.

If we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be delayed or precluded from marketing some of our products.

Our products and product candidates are subject to on-going regulations even after approval or clearance for sale. These include, among others, requirements governing the labeling; packaging; storage; advertising; promotion, including FDA’s general prohibition against promoting products for unapproved or “off-label” uses; recordkeeping; complaint handling, distribution; export; and the submission of safety and other post-market information, including reporting of certain adverse events associated with use of our products and obtaining additional approvals or clearances for certain modifications to our products or their labeling or claims.

Manufacturers of FDA-regulated products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, regulations, as well as the Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of medical devices. We are also subject to FDA regulations regarding human cells, tissues, and cellular or tissue-based products, which includes requirements for establishment registration and listing, donor eligibility, current good tissue practice (CGTPs), labeling, adverse-event reporting, and inspection and enforcement.

If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, problems with the facility where the product is manufactured, or problems with the tissue used in our products, a regulatory agency may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. We, our products, our product candidates, our suppliers, and the manufacturing facilities for our products, are subject to extensive regulation by governmental authorities in the United States and other countries. If we fail to comply with applicable regulatory requirements, a regulatory agency may take enforcement action, including:

•	issue warning letters or untitled letters;

•	issue an injunction preventing us from manufacturing or selling our products or imposing operating restrictions;

•	impose civil or criminal penalties;

•	suspend, delay, withdraw or deny regulatory approval or clearance;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements;

•	imposing import and/or export bans; or

•	seize or detain products or require us to initiate a product recall.

If any or all of the foregoing were to occur, our business, results of operations and reputation could suffer.

If we are unable to fully comply with federal and state “fraud and abuse laws,” we could face substantial penalties, which may adversely affect our business, financial condition and results of operations.

We are subject to various laws pertaining to health care fraud and abuse, including, for example, the federal Anti-Kickback Statute, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, and state law equivalents to these federal laws, which may not be limited to government-reimbursed items and my not contain identical exceptions. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, civil and criminal penalties, damages, fines, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and the curtailment of restructuring of operations. Any action against us for violation of these laws could have significant impact on our business.

We have a history of losses and may require significant capital to expand our business.

We have incurred significant losses since inception. Historically, our losses were primarily due to large expenditures on research and development of our products compared with modest sales revenue due to the early stage of commercialization for most of our products. Beginning in 2004, our marketing and selling expense and general and administrative expense increased significantly as we increased product sales and began expanding our business. These factors have contributed to a total accumulated deficit since 1996 of $125.7 million at September 30, 2006. We expect to continue to incur losses for the foreseeable future despite improvements in our cost structure and increased revenue during recent quarters as compared to similar quarters in the prior year.

We may not be able to generate sufficient revenue and cash flow to meet our capital needs. We estimate that, upon completion of this offering, and based on our cash and cash equivalents as of September 30, 2006 we will have cash and cash equivalents of $      million. We estimate this amount will meet our cash requirements for ongoing operations, sales and marketing, capital expenditures and other commitments for at least the next 18 months. However, if we are unable to efficiently coordinate our business activities, if we encounter significant delays or unanticipated costs in distributing and developing our products or if we are unable to achieve our sales and revenue targets, our cash requirements and capital expenditures may exceed our estimates. Therefore, we may need to raise additional funds from external sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. We cannot assure stockholders that, when required, sufficient funds will be available on satisfactory terms, if at all. If necessary funds are not available, we will have to reduce expenditures and investments, which could have a material adverse effect on our prospects.

In the event that we raise additional funds by issuing equity or debt securities or if we acquire other companies using our common stock as consideration, existing holders of our common stock may be diluted and the new equity or debt securities may have rights, privileges or preferences that are senior to those of existing holders of our common stock. Additionally, any ordinary, authorized and conditional capital increases must be approved by holders of our common stock at a stockholder meeting. If the holders of our common stock do not approve such motions we may not be able to finance current operations, acquire new technologies or finance other approaches necessary to facilitate our growth. Any of these developments could have a material adverse effect on our business.

If we are unable to expand our manufacturing capacity as planned, we may be unable to satisfy demand for our products.

Our ability to operate profitably depends on our ability to manufacture our products in large quantities and at a competitive cost. Any interruption in manufacturing due to limitations in manufacturing capacity or arising from factors outside our control could result in delays and could have a material adverse effect on our revenue. Our current production facilities have sufficient capacity for the current level of production of our existing products, but this capacity may not be sufficient to meet future demand. We have limited experience in large-scale manufacturing of some of our products and will increasingly rely on customized technology. If we are not able to meet our growing production needs or retain third-party manufacturing on commercially acceptable terms sufficient to meet those needs, we may not be able to satisfy the demand for our products and our business and our financial results could be adversely affected.

We recently entered into a lease for a larger facility that we expect will meet our needs for the next three to five years. We are currently transitioning our operations to the new facility and expect to complete the transition in June 2007. However, we cannot assure you that we will be able to complete the transition within our anticipated time frame or budget, if at all. Even if we complete the transition in a timely manner, we may not be able to obtain the requisite regulatory approvals for the facility on a timely basis, or at all. Any delays in our transitioning to the new facility or in obtaining the required approvals for the new facility could impact our ability to meet demand for our products and our business would be adversely affected.

Additionally, most of our manufacturing processes are required to comply with the FDA’s QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. Likewise, our manufacturing processes for those of our products regulated as 361 HCT/Ps are required to comply with the FDA’s requirements for donor eligibility and CGTP when processing, storing, labeling and distributing 361 HCT/Ps. The FDA enforces its QSR, 361 HCT/P donor eligibility and CGTP regulations through periodic unannounced inspections, and if our manufacturing facility fails an inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate and timely corrective action in response to an adverse inspection could force a shutdown of our manufacturing operations or a recall of our products.

We depend heavily upon a limited number of sources of human tissue, and any failure to obtain tissue from these sources in a timely manner will interfere with our ability to process and distribute our products.

We rely on a small number of tissue banks accredited by the American Association of Tissue Banks, or AATB, for the supply of human tissue, a crucial component of our bone graft substitute products. We have no control over the operation of these tissue banks or their compliance with applicable regulations. We cannot assure you that these tissue banks will be able to fulfill our requirements, or that we will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. We cannot assure you that we will be able to maintain a supply of tissue or obtain an alternate supply on reasonable terms, which could substantially limit our ability to generate revenue. We also cannot guarantee that any agreements for supply of tissues will be enforceable in any country on the grounds that it may be against public policy.

We may be exposed to product liability claims which could cause us to be liable for damages, force a product recall or reduce our revenue and profitability.

The testing, use, manufacture, development and sale of orthobiologics products entail inherent risk of medical complications for patients, including product failures and foreseen or unforeseen adverse side effects, and therefore may result in product liability against us. Our products may fail to perform as expected and could require a product recall, which would have a significant impact on our ability to sell our products and could severely affect our revenue and our ability to remain a viable business. The use of our products in clinical trials also exposes us to potential product liability claims. Any claims against us, regardless of their merit or potential outcome, may hurt our ability to obtain surgeon endorsement of our products or to expand our business and may materially adversely affect our business, financial condition and results of operations. In addition, some of our distribution agreements require us to indemnify the distributor for liabilities arising out of defects in our products that they distribute.

We currently have product liability insurance coverage in the amount of $10 million. We cannot assure you that we will maintain insurance on acceptable terms, taking into consideration the level of premiums and the risk and magnitude of potential liability. The insurance we carry may vary per country and per product and may not be adequate to protect against any or all potential claims or losses. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims.

If we fail to obtain required clearances or approvals on a timely basis, or at all, our future revenue could suffer.

The production and marketing of our products and product candidates are subject to regulation by governmental authorities in the United States, Europe and other countries, involving an extensive regulatory approval process by, as the case may be, the FDA, the European Medicines Agency, or the EMEA, or separate national authorities in Europe and other international markets. The regulatory process to bring our new and modified products to market requires significant time, effort and expenditures, and we cannot assure you that our products will be cleared or approved in a timely fashion or at all. Any failure or delay in obtaining regulatory clearances or approvals by us could adversely affect our ability to generate sales revenue. Any clearances or approvals we do obtain may be revoked by the FDA if safety or effectiveness problems develop.

We sell our products internationally and are subject to various risks relating to such international activities which could harm our international sales and profitability.

During the year ended December 31, 2005 and the nine months ended September 30, 2006, 23% and 24%, respectively, of our revenue were attributable to international sales. By engaging in business internationally, we are exposed to risks separate and distinct from those we face in our domestic operations, including:

•	export restrictions and controls relating to technology;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems;

•	pricing pressure that we may experience internationally;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	fluctuation in currency exchange rates;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	terrorism and anti-American sentiment;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, lengthen our sales cycle and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.

If we or others identify side effects after any of our products are on the market, we may be required to withdraw our products from the market, which would hinder or preclude our ability to generate revenue.

As part of our post-market regulatory responsibilities for our products classified as medical devices, we are required to report all serious injuries or deaths involving our products, and any malfunctions where a serious injury or death would be likely if the malfunction were to recur. As part of our post-market regulatory responsibilities for our products classified as 361 HCT/Ps, we are required to report all adverse reactions involving a communicable disease which are fatal, life threatening, result in a serious injury, or require medical or surgical intervention.

If we or others identify side effects after any of our products are on the market:

•	regulatory authorities may withdraw their approvals;

•	we may be required to reformulate our products;

•	we may have to recall the affected products from the market and may not be able to reintroduce them onto the market;

•	our reputation in the marketplace may suffer; and

•	we may become the target of lawsuits, including class action suits.

Any of these events could harm or prevent sales of the affected products and our other products or could substantially increase the costs and expenses of commercializing or marketing these products.

Our business could be adversely affected if we fail to comply with new and existing international regulations and voluntary standards on human tissue products.

We currently market our products in selected countries outside of the United States. In order to market our products in many non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In other non-U.S. jurisdictions, we do not have to obtain prior regulatory approval but do have to comply with other regulatory restrictions on the manufacture, marketing and sale of our products. We have initiated foreign regulatory filings in several regions, including Europe, Central and South America, Australia and Asia. We may not receive necessary approvals to commercialize our products in those markets. The approval procedure varies among countries and can involve additional testing and data review. The time and cost required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. If we get approval by the FDA, that does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business.

New regulations and standards may be passed by foreign regulatory authorities impacting the processing of human tissue products or other elements of our products. For example, we are aware of recent directives in the European Union, or EU, that are not final but that could impose additional regulatory requirements on the processing, storage and distribution of our products. Moreover, in countries where there is little or no current regulation of our products, new regulations could be passed that affect our products. We cannot assure you that we will be able to comply with any new or modified foreign regulations applicable to our products, and any such regulations could prevent us from marketing, or cause delays in our ability to market, our products in those jurisdictions.

Inadequate coverage and reimbursement of our products from third-party payers may reduce the demand for our products.

Our ability to successfully commercialize our products depends on the extent to which coverage and reimbursement for our products, or the procedures in which our products are used, is available to our customers from third-party payers, including private health insurers, health maintenance organizations, and government healthcare programs such as Medicare and Medicaid. Government and other third-party payers are increasingly attempting to contain healthcare costs, in part, by limiting coverage or reimbursement for medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of or payment for our products, could have an adverse effect on our ability to operate profitably.

In addition, there have been, and we expect there will continue to be, a number of legislative and regulatory proposals to change the healthcare system, and some could involve changes that affect coverage and reimbursement of our products from Medicare, Medicaid and other third-party payers. Possible reductions in coverage or reimbursement by third-party payers as a result of these changes may affect our customers’ revenue and ability to purchase our products. Furthermore, seeking reimbursement is a time-consuming and costly process which requires us to provide scientific and clinical support for the use of each of our products in each country to every third-party payer. Surgeons, hospitals and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payers for the cost of procedures using our products. We cannot assure you that timely and sufficient coverage and reimbursement will be available for any of our products in any country, including the United States; that any coverage and reimbursement granted will be maintained; or that limits on coverage and reimbursement from third-party payers will not reduce the demand for, or negatively affect the price of, our products. The unavailability or inadequacy of third-party reimbursement for our products could have a material adverse effect on our ability to commercialize our products and our revenue.

Additionally, initiatives to reduce the cost of healthcare have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from certain market segments as consolidated groups such as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, and third-party reimbursement policies will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and competitors, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or methods, or very similar technology or methods, and could reduce our ability to compete. In addition, we may be subject to intellectual property infringement claims by others.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We may need to assert claims or engage in litigation to protect our proprietary rights, which could cause us to incur substantial costs, could place significant strain on our financial resources, and divert the attention of management from our business. We may incur substantial costs in pursuing this litigation and the outcome of this litigation is uncertain. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not result in patents in a form that will be advantageous to us. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, we cannot assure you that third parties will not be able to design around our patents. In addition, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Foreign countries generally do not allow patents to cover methods for performing surgical procedures. If our intellectual property does not provide significant protection against competition, our competitors could compete more directly with us, which could result in a decrease in our market share. All of these factors may harm our competitive position.

In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to a claim that we infringe upon the proprietary rights of others. Although we do not believe that we are infringing the rights of others, and have obtained outside opinions of counsel regarding non-infringement and/or invalidity of third-party patents, third parties may claim that we are doing so. If the holder of patents brought an infringement action against us, the cost of litigating the claim could be substantial and divert management’s attention. In addition, if a court determined that one of our products infringed a patent, we could be prevented from selling that product unless we could obtain a license from the owner of the patent. A license may not be available on terms acceptable to us, if at all. Modification of our products or development of new products to avoid infringement may require us to conduct additional clinical trials for these new or modified products and to revise our filings with the FDA, which is time-consuming and expensive. If we are not successful in obtaining a license or redesigning our product, our business could suffer.

If we are unable to successfully complete our planned clinical trials, or if the results in our planned clinical trials do not meet the established endpoints, we may be unable to rely on those clinical trials to demonstrate the safety and efficacy of our products, which could adversely impact our anticipated marketing strategy.

The commencement or completion of any of our clinical trials may be delayed or halted, or our clinical trials may not meet the established endpoints, for numerous reasons, including, but not limited to, the following:

•	difficulty in obtaining regulatory approval to commence or continue a clinical trial;

•	problems in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites, as well as obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	patients do not enroll in clinical trials at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	patients experience adverse side effects;

•	patients die during a clinical trial, even though their death may not be related to our products;

•	third-party clinical investigators delay or reject our trial protocol;

•	third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	changes in governmental regulations or administrative actions; or

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to the established endpoints.

We expect to use the results of our planned clinical trials to support the safety and efficacy of our products. If we fail to complete our planned clinical trials, or if our planned clinical trials fail to meet the established endpoints, or if safety issues are identified, we will be unable to make claims regarding the safety and efficacy of our products in our marketing materials. Any negative outcome in our clinical trials could adversely impact our ability to compete against alternative products or technologies, which could impact our sales.

The loss of key personnel could harm our business.

Our success depends, to a large extent, on the efforts and expertise of the management team and other key members of our management and staff. Loss of key personnel could result in significant delay of our product and business development or manufacturing processes. Each of our officers can terminate his or her employment without notice and without cause or good reason. There is intense competition for skilled personnel in our field and retaining such personnel cannot be guaranteed. If we fail to recruit and retain skilled personnel, especially in the areas of sales and marketing, manufacturing, research and development and regulatory affairs, we may be unable to continue our development and sales activities.

We need to expand our sales and marketing infrastructure to be successful in continuing to penetrate the orthobiologics market.

We currently market and sell a majority of our products in the United States through our independent distributor agents, who we support directly with our orthobiologic specialists. We intend to further expand our group of orthobiologic specialists in an effort to drive sales growth and to expand the use of our products in some underserved surgical specialties. We cannot assure you that we will be able to attract a sufficient number of experienced personnel to our company to expand our sales and marketing infrastructure or that the cost will not be prohibitive.

We may not be able to enforce our private label arrangements and cannot predict our private label partners’ ability to meet their commitments under those arrangements.

We have several private label supply agreements whereby our private label partners are contractually obligated to purchase certain minimum quantities of our products in the future, which they then resell under their own label. We cannot assure you that these contractual obligations will be met by our private label partners. Moreover, we have in the past experienced fluctuations in purchases by these private label partners, including purchase levels that fell below the partners’ minimum commitments. Some of these private label partners are foreign entities or have corporate structures that may interfere with our ability to enforce their contractual obligations. If our private label partners do not meet their commitments under the private label agreements and we are unable to enforce our rights under those arrangements, it may have an adverse impact on our financial condition or contribute to the quarterly volatility of our revenue and profitability which could have an impact on our share price performance.

We operate in a highly regulated area and may face increased regulatory costs, lawsuits or government enforcement activities based on the hazardous waste we use and generate in our operations.

We are subject to a variety of health, safety, chemical, biosafety and environmental laws and regulations in the jurisdictions in which we operate. We continue to incur capital and operating expenditures and other costs in the ordinary course of our business in complying with such laws and regulations. There is a risk of environmental liability inherent in our business and we cannot assure you that material environmental, health or safety costs will not arise in the future.

Our allograft bone tissue processing in both the United States and Europe may generate waste materials, which, in the United States, are classified as medical waste under regulations promulgated by the U.S. Environmental Protection Agency and various state and local environmental regulations. We segregate our medical waste materials and dispose of them through a licensed hazardous waste transporter in compliance with applicable regulations in both the United States and Europe.

Further, accidental contamination or injury may occur as a result of our use of hazardous materials. In the event of an accident, we could be held liable for damages exceeding our available financial resources. We may incur substantial costs to comply with environmental laws and regulations and could be subject to monetary fines, penalties or third-party damage claims as a result of violations of such laws and regulations or noncompliance. In the event of an accident, applicable authorities may curtail our use of hazardous materials and interrupt our business operations. Furthermore, an accident could damage, or force us to shut down, our operations.

Our failure to fully comply with any environmental regulations could result in the imposition of penalties, sanctions or, in some cases, private lawsuits, which could have a material adverse effect on our business.

Risks Related to this Offering and Our Common Stock

The market price of our common stock may be highly volatile, possibly resulting in class action securities litigation.

Prior to the exchange offer, our shares were listed on the Swiss Exchange, Toronto Stock Exchange and Euronext. On January 26, 2007, in connection with the exchange offer, our shares began trading on the NASDAQ Global Market. As a result, our shares have only been trading on the NASDAQ Global Market for a limited period of time and the trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors. Many of the factors that could impact our trading price are beyond our control and include:

•	the receipt, denial or timing of regulatory clearances or approvals of our products or competing products;

•	changes in policies affecting third-party coverage and reimbursement in the United States and other countries;

•	the ability of our products to achieve market success;

•	the performance of third-party distributors;

•	our ability to manufacture our products in accordance with applicable commercial standards;

•	the success of any collaborations we may undertake with other companies;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	actual or anticipated variations in our quarterly and annual results of operations or those of our competitors;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	developments with respect to patents and other intellectual property rights;

•	sales of common stock or other securities by us or our stockholders in the future;

•	additions or departures of key scientific or management personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	trading volume of our common stock;

•	changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our common stock or our failure to meet or exceed analyst financial estimates;

•	developments in our industry; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

The stock prices of many companies in our industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

Securities analysts may not initiate coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of our exchange offer or this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our common stock, the stock price would likely decline rapidly. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently adopted rules under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and a global settlement reached in 2003 between the Securities and Exchange Commission, or SEC, other regulatory agencies and a number of investment banks have lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as us, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our common stock.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and subordinates the rights of our shareholders to the rights of creditors of our subsidiaries in the event of an insolvency or liquidation of any of our subsidiaries.

We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities. As a result, our cash flow depends upon the earnings of our subsidiaries. The ability of our subsidiaries to provide us with funds may be limited by other obligations. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries have no obligation to provide us with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

The large number of shares eligible for sale may depress the market price of our common stock.

Upon the completion of this offering, we will have           shares of common stock outstanding based on the number of IsoTis S.A. common shares outstanding as of September 30, 2006 and the effects of the exchange offer. Of the shares to be outstanding upon completion of this offering, a total of           shares, including all of the shares of common stock sold in this offering, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock outstanding immediately after this offering are restricted securities as defined in Rule 144 under the Securities Act, and will be eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 of the Securities Act. All of these restricted shares of common stock are held by our executive officers and directors who are subject to the lock-up agreements that prohibit them from selling, subject to exceptions, shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC. The 180-day lock-up period may be extended under certain circumstances described under “Underwriting — Lock-up Agreements.” Additionally, we have filed registration statements to register the shares of common stock subject to outstanding options or reserved for issuance under our employee benefit plans. Subject to applicable lock-up agreements, those shares may be resold without restriction in the public marketplace.

If our existing stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. For a further description of the eligibility of shares for sale into the public market following the offering, see “Shares Eligible for Future Sale.”

We may experience significant fluctuations in our quarterly results and we may not maintain our recent revenue growth.

As of September 30, 2006, we had an accumulated deficit of $125.7 million. We have never recorded profits from operations and we cannot assure you that losses will not occur in the future. The fluctuations in our quarterly results of operations have and will continue to result from numerous factors, including:

•	delays or interruptions in manufacturing and shipping of our products;

•	practices of insurance companies, Medicare and Medicaid with respect to reimbursement for procedures that employ our products;

•	physician and patient acceptance of our products and procedures that employ our products;

•	seasonal demand;

•	pricing of our products;

•	purchases by our private label partners;

•	our ability to hire and train a sufficient number of sales and marketing personnel;

•	our ability to attract and retain attractive and independent distributor agents, stocking dealers and private label partners;

•	timing of new product introductions;

•	publication of our clinical results or the clinical results of our competitors;

•	fluctuations in supply of our raw materials;

•	timing of orders received; and

•	the effect of competing technological and market developments.

These factors, some of which are not within our control, may cause the price of our common stock to fluctuate substantially. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, the price of our common stock could drop suddenly and significantly. We believe the quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

In addition, we anticipate that our operating expenses will increase substantially in the foreseeable future as we expand our sales and marketing, manufacturing and product development activities and administrative staff. If sales do not continue to grow, we may not be able to achieve profitability. Our expansion efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. If we fail to do so, the market price for our common stock will likely decline.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The public offering price of our common stock in this offering will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed public offering price of $      per share and our net tangible book value as of September 30, 2006, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by certain existing stockholders for their shares and you will suffer immediate dilution of approximately $      per share in pro forma net tangible book value. In the past, we have issued options to acquire common stock at prices significantly below the public offering price in this offering. As of September 30, 2006, 627,715 shares of our common stock were issuable upon the exercise of currently outstanding stock options, at a weighted average exercise price of $14.15 per share. The options are priced in Swiss Francs, but for the purpose of this discussion, have been converted to U.S. dollars using the exchange rate of 0.7996 to 1, the exchange rate as of September 30, 2006. In addition, 200,000 shares are reserved for issuance under our various employee benefits plans. If all currently outstanding stock options were exercised, you would suffer additional dilution and pro forma as adjusted

net tangible book value after this offering would be decreased to $      per share. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See the section of this prospectus entitled “Dilution” for a detailed discussion of the dilution new investors will incur in this offering.

We will incur significant increased costs as a result of having to comply with the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, for the year ended December 31, 2006, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting for the 2006 fiscal year, as required by Section 404 of the Sarbanes-Oxley Act. For the fiscal year ended December 31, 2007, in addition to management’s report, our auditors will have to provide an attestation as to effectiveness of our internal controls over financial reporting. As a result of our compliance with Section 404, we will incur substantial accounting expense and expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure such compliance.

We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

We have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or financial condition, cause the price of our common stock to decline and delay product development.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on investment will only occur if the stock price appreciates.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Provisions in our Certificate of Incorporation and our Bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

•	permit the board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	classify our board of directors so that not all members are elected at one time, which may make it more difficult for a person who acquires a majority of our outstanding shares to replace our directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose;

•	provide that special meetings of the stockholders may be called only by the chairman of the board, the president or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend the bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of the company’s outstanding voting stock, referred to as an interested stockholder, for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

Risks Relating to the Exchange Offer

Following the exchange offer, IsoTis S.A. may be unable to delist its shares from the Swiss Exchange, Toronto Stock Exchange and Euronext. If IsoTis S.A. is unable to delist its shares from these exchanges, IsoTis S.A. may continue to have multiple exchange listings, which would prevent us from achieving some of the anticipated reductions in costs from the exchange offer and could lead to confusion in the marketplace.

The IsoTis S.A. shares are currently listed and traded on the Swiss Exchange, Toronto Stock Exchange and Euronext. If all IsoTis S.A. shares are tendered in the exchange offer, we believe we will be able to cause IsoTis S.A. to delist its shares from each of these exchanges. The exchange offer was conditioned upon 67% of the issued and outstanding IsoTis S.A. shares being tendered in the exchange offer. To date, approximately 75% of the outstanding shares of IsoTis S.A. have been tendered for exchange and the exchange offer has been declared unconditional. We have commenced an additional acceptance period that ends in February 2007. We must acquire at least 90% of the IsoTis S.A. shares by the end of this additional acceptance period, in order to effect a merger to acquire the remaining minority interest. If we are unable to acquire 90% of the IsoTis S.A. shares, the IsoTis S.A. shares will remain listed on the Swiss Exchange, and possibly Euronext and the Toronto Stock Exchange as well, and we are unlikely to experience some of the cost savings anticipated in connection with consolidation of the existing listings on the NASDAQ Global Market. Moreover, the common stock of two different IsoTis entities will be trading on different exchanges — IsoTis, Inc. shares will be listed and trading on the NASDAQ Global Market, and the remaining IsoTis S.A. shares will be listed and trading on the Swiss Exchange, and possibly Euronext and the Toronto Stock Exchange as well. This multiple listing of different securities relating to the same general business operation is likely to cause confusion in the marketplace and could result in a decreased valuation of both the IsoTis, Inc. and the IsoTis S.A. shares. In addition, if we are unable to delist our shares from the Swiss, Euronext and Toronto Stock Exchanges our trading volume may continue to be divided between multiple exchanges. This may cause investors not to buy our stock, or potentially to sell shares which will serve to decrease the value of our stock.

Following the exchange offer, we may not own 100% of IsoTis S.A., which could prevent us and our stockholders from recognizing the full benefit of the IsoTis S.A. business.

The exchange offer was conditioned upon 67% of the issued and outstanding IsoTis S.A. shares being tendered in the exchange offer. To date, approximately 75% of the outstanding shares of IsoTis S.A. have been tendered for exchange and the exchange offer has been declared unconditional. We have commenced an additional acceptance period that ends in February 2007. We must receive at least 90% of the IsoTis S.A. shares in order to effect a merger following the exchange offer to acquire the remaining minority interest and obtain 100% ownership of IsoTis S.A. If we are unable to obtain 100% ownership of IsoTis S.A., we may not be able to recognize the full benefit of the IsoTis S.A. business. Our management may spend substantial additional time and resources dealing with the minority shareholders and the value of an investment in us may be reduced. We cannot assure you that we will obtain 90% or more of the IsoTis S.A. shares in the exchange offer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

Some of the statements under the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those described under “Risk Factors” and elsewhere in this prospectus, that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.

You should refer to the section of this prospectus entitled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $      million, or approximately $      million if the underwriters exercise their over-allotment option in full, based upon an assumed public offering price of $      per share and after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

We currently expect to use our net proceeds from this offering as follows:

•	approximately $ million for sales, marketing and general administrative activities;

•	approximately $ million for research and product development activities, including clinical trials; and

•	the remainder to fund working capital and other general corporate purposes.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, other product candidates, intellectual property rights or companies that complement our business, although we have no current understandings, commitments or agreements to do so. Pending their use, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

This expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including FDA clearance for our products, future sales growth, success of research and product development efforts, cash generated from future operations and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis, prior to our incorporation;

•	on a pro forma basis to reflect the exchange offer and the issuance by us of 7,094,071 shares of our common stock in the exchange offer; and

•	on a pro forma as adjusted basis to reflect the exchange offer and the issuance by us of 7,094,071 shares of our common stock in the exchange offer and to reflect the closing of this offering and the receipt of the estimated net proceeds from the sale of shares of our common stock at the assumed public offering price of $ per share, after deducting the underwriting discounts and commission and estimated offering expenses payable by us.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements of IsoTis S.A. and the related notes, the Balance Sheet of IsoTis, Inc. and related notes appearing elsewhere in this prospectus.

	As of September 30, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(in thousands except share and
	per share data)

Cash and cash equivalents	$—	$16,909
Long-term obligations, less current portion	—	2,084

Stockholders’ equity:
Preferred stock, $0.0001 par value: 10,000,000 shares authorized; shares issued and outstanding, actual, pro forma and pro forma as adjusted	—

Common stock, $0.0001 par value: 100,000,000 shares authorized; shares issued and outstanding, actual; 7,094,071 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	—	50,716
Additional paid-in capital	—	106,655
Accumulated other comprehensive income	—	17,632
Accumulated deficit		(125,725)

Total stockholders’ equity	—	49,278

Total capitalization	$—	$51,362

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commission payable by us.

The information in the table above does not take into account:

•	627,715 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006 at a weighted average exercise price of $14.15 per share (the options are priced in Swiss Francs, but for the purpose of this discussion, have been converted to U.S. dollars using the exchange rate of 0.7996 to 1, the exchange rate as of September 30, 2006); and

•	an aggregate of 200,000 additional shares of common stock that are reserved and available for future award under our 2006 Incentive Award Plan, plus scheduled annual increases in the number of shares reserved for issuance under the plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities. As of September 30, 2006, IsoTis S.A. had a historical net tangible book value of $21.2 million, or approximately $0.30 per share. Our pro forma net tangible book value gives effect to the issuance by us of 7,094,071 shares of our common stock in the exchange offer. As of September 30, 2006 our pro forma net tangible book value was $21.2 million, or approximately $2.99 per share.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at an assumed public offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $      million, or approximately $      per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to existing stockholders, and an immediate dilution of $      per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Historical net tangible book value of IsoTis S.A. per share as of September 30, 2006	$0.30

Pro forma net tangible book value per share before this offering	2.99

Pro forma increase in net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to investors participating in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value by approximately $      million, or approximately $      per share, and the pro forma dilution per share to investors in this offering by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their overallotment option in full to purchase           additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $      per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $      per share and the pro forma dilution to new investors purchasing common stock in this offering would be $      per share.

The following table summarizes, on a pro forma basis as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed public offering price of $      per share, before deducting underwriting discounts and commissions and estimated offering expenses:

							Weighted
	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders before this offering	7,094,071		%	$		%	$
Investors participating in this offering

Total		100%		$	100%		$

A $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of September 30, 2006 and assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to  % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to           shares or  % of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables also assume no exercise of any outstanding stock options except as set forth above. As of September 30, 2006, there were:

•	627,715 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006 at a weighted average exercise price of $14.15 per share (the options are priced in Swiss Francs but for the purpose of this discussion have been converted to U.S. dollars using the exchange rate of .7996 to 1, the exchange rate as of September 30, 2006); and

•	an aggregate of 200,000 additional shares of common stock that are reserved and available for future award under our 2006 Incentive Award Plan, plus scheduled annual increases in the number of shares reserved for issuance under the plan.

Effective upon the closing of this offering, an aggregate of 200,000 shares of our common stock will be reserved for future issuance under our benefit plans. To the extent that any of these options are exercised, new options are issued under our benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

Prior to the consummation of the exchange offer, IsoTis, Inc. had no business or operations. Following the closing of the exchange offer the business and operations of IsoTis, Inc. will consist solely of the business and operations of its subsidiary, IsoTis S.A.

The selected financial information set out below has been extracted from the consolidated financial statements. The statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from the audited consolidated financial statements of IsoTis S.A. included elsewhere in this prospectus. We derived the statements of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 from the audited consolidated financial statements of IsoTis S.A. not included in this prospectus. The historical results are not necessarily indicative of the results that may be expected in the future data. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements of IsoTis S.A. and accompanying notes which are included elsewhere in this prospectus, the “Selected Consolidated Financial Data,” and the “Balance Sheet of IsoTis, Inc.,” and the accompanying notes related to each of the foregoing, all of which are included elsewhere in this prospectus. Effective January 1, 2003 IsoTis S.A. began to present its consolidated financial statements in U.S. dollars. Prior to January 1, 2003 IsoTis S.A.’s reporting currency was the Euro. All prior period financial statements have been recast in U.S. dollars using historical exchange rates.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except per share data)

Consolidated Statement of Operating Data:
Revenue
Product sales	$161	$1,459	$5,853	$25,269	$32,063	$23,450	$30,729
Other revenue	1,756	1,985	351	171	39	39	36

Total revenue	1,917	3,444	6,204	25,440	32,102	23,489	30,765

Operating expenses
Costs of sales	72	496	4,760	12,254	13,114	9,187	11,305
Research and development	7,866	8,441	16,594	12,159	6,330	4,200	5,592
Marketing and selling	2,175	3,114	5,755	13,990	13,140	9,388	13,201
General and administrative	4,895	5,601	9,675	15,589	9,425	7,915	8,445
Impairment of property, plant and equipment and intangible assets	—	2,280	1,140	4,743	—	—	—

Total operating expenses	15,008	19,932	37,924	58,735	42,009	30,690	38,543

Loss from operations	(13,091)	(16,488)	(31,720)	(33,295)	(9,907)	(7,201)	(7,778)
Interest income	2,637	1,768	996	461	546	386	440
Interest expense	(64)	(89)	(467)	(319)	(406)	(156)	(132)
Foreign exchange (loss) gain	—	—	(5,372)	(5,978)	9,982	8,625	(4,568)
Other income	—	—	—	1,899	694	663	142

Net (loss) income before taxes, minority interest and discontinued operations	(10,518)	(14,809)	(36,563)	(37,232)	909	2,317	(11,896)
Provision for income taxes	—	—	—	—	—	—	—
Minority interest	—	92	45	—	—	—	—
Net (loss) income from continuing operations	(10,518)	(14,717)	(36,518)	(37,232)	909	2,317	(11,896)
Net loss from discontinued operations	—	(861)	(698)	—	—	—	—
Net (loss) income before extraordinary item	(10,518)	(15,578)	(37,216)	(37,232)	909	2,317	(11,896)

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except per share data)

Extraordinary gain on negative goodwill	—	340	—	—	—	—	—

Net (loss) income	$(10,518)	$(15,238)	$(37,216)	$(37,232)	$909	$2,317	$(11,896)

Basic and diluted net (loss) income per share(1)
Continuing operations	$(0.38)	$(0.51)	$(0.79)	$(0.54)	$0.01	$0.03	$(0.17)
Discontinued operations	—	(0.03)	(0.01)	—	—	—	—
Extraordinary item	—	0.01	—	—	—	—	—

Basic and diluted net (loss) income per share	$(0.38)	$(0.53)	$(0.80)	$(0.54)	$0.01	$0.03	$(0.17)
Pro forma unaudited basic and diluted net income (loss) per share(2)					$0.13		$(1.68)
Weighted average common shares outstanding
Basic	27,481	28,727	46,289	69,548	70,464	70,350	70,918
Diluted	—	—	—	—	72,448	72,408	—
Pro Forma weighted average common stock outstanding
Basic					7,046		7,091
Diluted					7,244		—

	At December 31					At September 30,
	2001	2002	2003	2004	2005	2006
	(in thousands)					Actual	As adjusted
							Pro forma(3)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$60,251	$85,396	$50,105	$25,540	$15,714	$16,909
Working capital	58,432	76,744	46,728	26,211	24,427	23,666
Total assets	67,563	97,211	116,123	85,645	68,956	73,151
Long term obligations, less current portion	424	520	4,115	3,068	2,044	2,084
Stockholders’ equity	$64,037	$83,013	$93,763	$63,638	$55,960	$49,278

(1)	The loss per share numbers are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

(2)	Based on the number of IsoTis, Inc. shares of common stock issued upon the completion of the exchange offer in which IsoTis, Inc. offered to exchange one share of its common stock for every ten common shares of IsoTis S.A.

(3)	As adjusted to reflect the sale of shares of our common stock in this offering at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, respectively, each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions.

BALANCE SHEET FOR ISOTIS, INC.

At November 3, 2006
(in thousands, except share data)

Cash	$1

Common Stock, $0.0001 par value; 100 shares issued and outstanding	—
Additional paid in capital	$1

Total stockholder’s equity	$1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed in “Risk Factors” and elsewhere in this prospectus. We do not have any intention or obligation to update forward-looking statements included in this prospectus after the date of this prospectus, except as required by law.

Overview

We are an orthobiologics company that develops, manufactures and markets proprietary products for the treatment of musculoskeletal diseases and disorders. Our current orthobiologics products are bone graft substitutes that promote the regeneration of bone and are used to repair natural, trauma-related and surgically-created defects common in orthopedic procedures, including spinal fusions. Our current commercial business is highlighted by our Accell line of products, which we believe represents the next generation in bone graft substitution. Our proprietary Accell technology concentrates bone-growth related proteins within a bone graft substitute material which typically contains three to four times the level of these proteins as found in our traditional bone graft substitute products. We also sell our traditional bone graft substitute products in the United States and internationally. Our total revenue has increased from $6.2 million for 2003 to $32.1 million for 2005, and was $30.8 million for the nine months ended September 30, 2006.

We market our Accell and first generation orthobiologic products through three distinct distribution channels: independent distributor agents in the United States, stocking dealers internationally and private label partners in the United States and internationally. Our revenue in each of these three distribution channels was $18.6 million, $7.4 million and $3.7 million, respectively, for the nine months ended September 30, 2006. We pay our independent distributor agents a commission based on their sales. We sell directly to our stocking dealers and private label partners at negotiated prices. We support our independent distributor agents with orthobiologics specialists that provide education and training to agents, physician users and their hospital staff. We intend to add additional orthobiologics specialists to further drive our sales growth and to encourage the use of our products in various surgical specialties. We expect to continue to pursue attractive opportunities to distribute our first generation products through private label partners and to increase the penetration of our Accell products in international markets.

We currently manufacture virtually all of our products at our facility in Irvine, California. Manufacturing of our products requires allograft custom mixing agents and other raw materials. Prices for these materials have remained relatively stable over several years and we believe alternate suppliers exist for each of these materials. However, to protect against potential shortfalls in supply, we maintain inventory on-hand of finished goods and raw materials that is sufficient to meet our expected needs for a minimum of six weeks and six months, respectively. We recently entered into a lease for a new facility in Irvine, California and are in the process of transitioning all of the laboratory, production and administrative offices to the new facility. We expect to complete the transition by June 2007 and believe this facility will be sufficient to meet our expected needs for the next three to five years.

In August 2006, we sold our dental assets to Keystone Dental, Inc., or Keystone. The sale was structured as an asset purchase and license transaction. Under the agreement, Keystone acquired our dental assets and obtained an exclusive right to market and sell our bone graft substitute product portfolio in the field of dentistry. We received an upfront cash payment of $7.4 million. We also entered into a manufacturing and supply agreement for a period of five years. We recorded the net proceeds from the sale of the assets as deferred revenue and will recognize the amount equally over the five year term of the manufacturing and supply agreement.

IsoTis S.A. was originally formed in 1996 as a Swiss entity. In 2003, IsoTis S.A. acquired GenSci OrthoBiologics, Inc., or GenSci, and shifted its focus to orthobiologics. GenSci was subsequently renamed IsoTis OrthoBiologics, Inc., or IsoTis OrthoBiologics. The results of operations of IsoTis OrthoBiologics have been included in IsoTis S.A.’s financial statements from November 1, 2003. In connection with the transaction, IsoTis S.A.’s executive management team and its offices moved from Switzerland to the facility in Irvine, California. IsoTis

S.A. continued to maintain international sales and marketing headquarters in Lausanne, Switzerland. Most recently, IsoTis S.A. formed IsoTis, Inc. for the purpose of reorganizing IsoTis S.A. into the United States. The reorganization was effected by means of an exchange offer.

Presentation of Financial Information

Operating Results

Nine Months Ended September 30, 2006 Compared to the Nine Months Ended September 30, 2005

Revenue

Revenue consists of product sales and other revenue. Product sales revenue includes primarily amounts derived from the sale of our products and also a small portion of recognized deferred revenue associated with the sale of our dental assets in August 2006. Other revenue consists primarily of royalties under various research and development contracts and, historically, also included amounts from government grants.

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Total revenue	$23,489	$7,276	31%	$30,765

The increase in total revenue for the nine months ended September 30, 2006 was driven by increased product sales in each of our three distribution channels. Sales through our U.S. independent distributor agents increased 18% to $18.6 million in the nine months ended September 30, 2006 compared to $15.8 million in the nine months ended September 30, 2005. This represented 60% of total revenue in the nine months ended September 30, 2006 compared to 67% of total revenue in the nine months ended September 30, 2005. We believe the increase in absolute dollars resulted from an expansion of our orthobiologic specialist team from five employees as of September 30, 2005 to 12 as of September 30, 2006, and from increased revenue per account in our independent distributor agent network. Sales to our international stocking dealers increased 43% to $7.4 million in the nine months ended September 30, 2006 compared to $5.2 million in the nine months ended September 30, 2005. This represented 24% of total revenue for the nine months ended September 30, 2006 compared to 22% of total revenue for the nine months ended September 30, 2005. We believe this increase resulted from improved sales per stocking dealer. Sales to our private label partners increased 147% to $3.7 million for the nine months ended September 30, 2006 compared to $1.5 million for the nine months ended September 30, 2005. This represented 12% of total revenue for the nine months ended September 30, 2006 compared to 6% of total revenue for the nine months ended September 30, 2005. We believe this increase was due to the addition of a new private label partner in the third quarter of 2006 and increased sales to certain existing partners. We expect sales in each of our channels to remain relatively consistent as a percentage of total revenue.

Sales of our Accell product line increased 41% to $15.0 million for the nine months ended September 30, 2006 compared to $10.7 million for the nine months ended September 30, 2005. This represented 49% of total revenue for the nine months ended September 30, 2006 compared to 46% for the nine months ended September 30, 2005. We believe this increase resulted from improved surgeon acceptance of our Accell products. Sales of our first generation orthobiologic products increased 22% to $14.4 million for the nine months ended September 30, 2006 compared to $11.8 million for the nine months ended September 30, 2005. This represented 47% of total revenue for the nine months ended September 30, 2006 compared to 50% for the nine months ended September 30, 2005. We believe this increase was primarily due to improved sales to private label partners and to international stocking dealerships. We believe the change in product mix was due to the increase in Accell product sales through our independent distributor agents.

For the nine months ended September 30, 2006, product sales also included $0.9 million related to bone graft substitute product sales in the dental market and $0.2 million of deferred revenue that was recognized as a result of the sale of our dental assets in August 2006, compared to $0.9 million of product sales in the dental market for the nine months ended September 30, 2005. We expect to recognize additional deferred revenue of approximately $0.3 million each quarter until August 2011.

Other revenue for the nine months ended September 30, 2006 was $36,000, compared to $39,000 for the nine months ended September 30, 2005.

Cost of Sales

Cost of sales consists primarily of the costs of materials, direct labor and overhead costs associated with the manufacturing of our products.

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Cost of sales	$9,187	$2,118	23%	$11,305

The increase in cost of sales was primarily a result of increased product sales. As a percent of total revenue, cost of sales was 37% in the nine months ended September 30, 2006, decreasing from 39% for the nine months ended September 30, 2005. We believe the decrease in cost of sales as a percentage of total revenue, which we define as cost of sales margin, can be attributed to the increase in product sales, which offset more of our fixed manufacturing costs, and to the realization of reduced raw material costs from our suppliers. The cost of sales margin decreased in spite of a higher percentage of sales through our stocking dealers and private label channels, which traditionally carry a lower cost of sales margin. In general, we expect our cost of sales margin to continue to improve as we continue to manage our fixed manufacturing costs, increase product sales, improve demand forecasting and implement manufacturing efficiencies. However, our cost of sales can be expected to fluctuate in future periods depending upon changes in our product sales mix between our first generation products and our Accell products, prices of our products, relative levels of sales through our three distribution channels, manufacturing yields and levels of production volume.

Research and Development

Research and development expense consists of costs for personnel, supplies, materials and other expenses associated with product research and product development and regulatory and clinical functions, including clinical studies.

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Research and development	$4,200	$1,392	33%	$5,592

The increase in research and development expense for the nine months ended September 30, 2006 was primarily attributable to increased research and development efforts in support of the future launch of our second generation Accell products. Included in those costs were an increase of $0.9 million of costs associated with the development of and the initiation of our clinical studies for our second generation Accell products and an increase in salaries and wages of $0.5 million related to the addition of key personnel and merit increases. Research and development expense as a percentage of total revenue was 18% for the nine months ended September 30, 2006 and 2005. We expect research and development expense to increase in absolute dollars in the upcoming periods as we continue the development of our second generation of Accell products, commence clinical trials to demonstrate their efficacy and as we evaluate other technologies that may complement our current product portfolio.

Marketing and Selling

Marketing and selling expense consists of costs of marketing and selling personnel, including our orthobiologics specialists, distributor and physician training programs, sales commissions to our independent distributor agents and marketing activities.

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Marketing and selling	$9,388	$3,813	41%	$13,201

The increase in marketing and selling expense for the nine months ended September 30, 2006 was primarily attributable to an increase of $1.5 million related to marketing specific expenses, including tradeshows and Accell branding efforts, $1.4 million related to increased personnel in our sales management organization in the United States and internationally and $0.8 million in sales commissions to our independent distributor agents due to increased sales in the United States. Marketing and selling expense increased as a percentage of total revenue to 43% for the nine months ended September 30, 2006 compared to 40% for the nine months ended September 30, 2005. We expect that our marketing and selling expense will continue to increase in absolute dollars, to the extent that additional product sales result in increased product commissions, and as we hire additional orthobiologic specialists and increase product branding and marketing costs.

General and Administrative

General and administrative expense consists of personnel costs, professional service fees, expenses related to intellectual property rights, and general corporate expenses.

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

General and administrative	$7,915	$530	7%	$8,445

The increase in general and administrative expense for the nine months ended September 30, 2006 was primarily due to $0.2 million in costs associated with efforts to achieve compliance with Section 404 of the Sarbanes-Oxley Act by the end of 2006. General and administrative expense decreased as a percentage of total revenue to 27% for the nine months ended September 30, 2006 compared to 34% for the nine months ended September 30, 2005. We expect general and administrative expense to increase as a percent of total revenue in the fourth quarter of 2006 as we begin to recognize the costs associated with our reorganization into the United States.

Interest Income

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Interest income	$386	$54	14%	$440

Interest income increased 14% in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, due to a higher weighted average interest rate earned on cash and cash equivalents.

Interest Expense

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Interest expense	$156	$(24)	(15)%	$132

Interest expense decreased by 15% in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. The decrease was due primarily to the decrease in interest recorded on our mortgage facility in the Netherlands, which was paid off during the third quarter of 2005.

Foreign Exchange Gain (loss)

We realize foreign exchange gains or losses as a result of U.S. dollar cash deposits held by our European subsidiaries in The Netherlands and Switzerland and a U.S. dollar denominated intercompany receivable held in our Swiss entity. Our Netherlands entity uses the Euro as its functional currency and Switzerland uses the Swiss Franc as its functional currency. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency denominated intercompany loans, generating currency translation gains or losses that impact our net income (loss) in the respective reporting period. So long as assets denominated in U.S. currency are held by entities that do not use the U.S. dollar as their local currency, we will remain at risk of recording foreign exchange gains or losses.

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Foreign currency gain (loss)	$8,625	$(13,193)	(153)%	$(4,568)

In the nine months ended September 30, 2006, we incurred a foreign exchange loss of $4.6 million compared to a foreign exchange gain of $8.6 million in the nine months ended September 30, 2005. As of September 30, 2006 and 2005, we had significant assets denominated in U.S. currency held by entities that did not use the U.S. dollar as their local currency. The foreign exchange loss resulted from the strengthening of the Euro against the U.S. dollar during the nine months ended September 30, 2006 compared with the nine months ended September 30, 2005 when the Euro weakened against the U.S. dollar resulting in a foreign exchange gain. We capitalized our intercompany debt on January 25, 2007, which we believe will result in substantially reduced foreign exchange fluctuations in the future.

Other Income

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Other income	$663	$(521)	(79)%	$142

Other income decreased by 79% in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. During the nine months ended September 30, 2005, we sold our tissue facility in Heerlen, the Netherlands, and recognized a gain on the sale of $0.4 million.

Net Income (loss)

	Nine Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	+/−	%	2006
	(in thousands)

Net income (loss)	$2,317	$(14,213)	(613)%	$(11,896)

As a result of the factors discussed above, we recorded a net loss for the nine months ended September 30, 2006 of $11.9 million as compared to a net income of $2.3 million in the nine months ended September 30, 2005.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenue

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Total revenue	$25,440	$6,662	26%	$32,102

The increase in total revenue for 2005 was driven by increased product sales in each of our three distribution channels. Sales through our independent distributor agents increased 13% to $21.4 million in 2005 compared to

$18.9 million in 2004. This represented 67% of total revenue in 2005 compared to 74% of total revenue in 2004. We believe this increase resulted from an expansion of our field sales management and intensive product and sales training that we provided to our U.S. independent distributor agents. Sales to our international stocking dealers increased 48% to $7.4 million in 2005 from $5.0 million in 2004. This represented 23% of total revenue in 2005 compared to 20% of total revenue in 2004. Continued acceptance of our product technology and the expansion of our sales management in Europe contributed to the growth. Sales to our private label partners increased 900% to $2.0 million in 2005 compared to $0.2 million in 2004. This represented 6% of total revenue in 2005 compared to 1% of total revenue in 2004.

Sales of our Accell products increased 44% to $14.8 million in 2005 compared to $10.3 million in 2004. This represented 46% of total revenue in 2005 compared to 41% of total revenue in 2004. We believe this increase resulted from improved surgeon acceptance of our Accell products. Sales of our first generation bone graft substitute products increased 19% to $16.0 million in 2005 compared to $13.5 million in 2004. This represented 50% of total revenue in 2005 compared to 53% of total revenue in 2004. We believe this change in product mix was primarily attributable to continued market penetration of our Accell products.

Other revenue in 2005 was $39,000 compared to $0.2 million in 2004. The decrease in other revenue was attributable to the absence of any government grant revenue in 2005 and a decrease in royalty revenue to $39,000 in 2005 compared to $0.1 million in 2004.

Cost of Sales

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Cost of sales	$12,254	$860	7%	$13,114

The increase in cost of sales was primarily a result of increased product sales. Our cost of sales margin was 41% in 2005, decreasing from 48% in 2004. We believe the decrease in cost of sales margin can be attributed to the increase in product sales, which offset more of our fixed manufacturing costs, and to the realization of reduced raw material costs from our suppliers. The cost of sales margin on our sales through our independent distributor agents is lower than the cost of sales margin on sales through our stocking dealers and private label partners.

Research and Development

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Research and development	$12,159	$(5,829)	(48)%	$6,330

Research and development expense decreased 48% in 2005 compared to 2004. As a percentage of total revenue, research and development decreased to 20% in 2005 from 48% in 2004. The decrease in expense was primarily attributable to the refocus of the development group strictly on orthobiologics. This refocus led to a reduction in the overall size of the department, which began in 2004 but is reflected in full in 2005.

Marketing and Selling

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Marketing and selling	$13,990	$(850)	(6)%	$13,140

Marketing and selling expense decreased 6% in 2005 compared to 2004. Sales and marketing expense remained relatively consistent in absolute dollars, but declined as a percentage of total revenue to 41% in 2005 compared to 55% in 2004. Increased sales commissions due to higher sales in 2005 were offset by lower marketing costs. Due to a realignment of efforts, severance and restructuring costs were incurred and are included in the 2004 results.

General and Administrative

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

General and administrative	$15,589	$(6,164)	(40)%	$9,425

General and administrative expense declined by 40% in 2005 compared to 2004 and was 29% of total revenue in 2005 compared to 62% of total revenue in 2004. The decrease in general and administrative expense was primarily due to the consolidation of administrative operations into Irvine during 2005 and the absence of severance and restructuring costs incurred in 2004.

Impairment of Property, Plant and Equipment and Intangible Assets

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Impairment of property, plant and equipment and intangible assets	$4,743	$(4,743)	(100)%	$—

We recorded no impairment charge during 2005 compared to an impairment charge of $4.7 million recorded in 2004. The impairment charge in 2004 primarily related to assets acquired from GenSci, the partial closure of our operations in Bilthoven, The Netherlands and our decision to cease distribution of a particular bone cement product.

Interest Income and Other

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Interest income and other	$2,361	$(1,121)	(47)%	$1,240

Interest income and other declined 47% in 2005 compared to 2004, due to the effects of significantly lower average cash balances and the recording of other income of $1.9 million in 2004, the result of a gain on sale of assets at our Swiss facility and the gain on sale of assets of EpiSource S.A. to DFB Pharmaceuticals, Inc.

Interest Expense and Other

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Interest income and other	$320	$86	27%	$406

Interest expense increased by 27% in 2005 compared to 2004. The increase was due primarily to $0.2 million of accrued interest on option wage tax claim filed by the Dutch tax authority offset by a decrease in interest recorded on our mortgage facility in The Netherlands of $0.1 million, which was paid off during the third quarter of 2005.

Foreign Exchange (Loss) Gain

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Foreign exchange (loss) gain	$(5,978)	$15,960	267%	$9,982

In 2005, we incurred a foreign exchange gain of $10.0 million compared to a foreign exchange loss of $6.0 million in 2004. As of December 31, 2005 and 2004, we had significant assets denominated in U.S. currency held by entities that did not use the U.S. dollar as their local currency. The foreign exchange gain resulted from the weakening of the Euro against the U.S. dollar during 2005 compared with 2004, when the Euro strengthened against the U.S. dollar resulting in a foreign exchange loss.

Net (loss) Income

	Year Ended			Year Ended
	December 31,			December 31,
	2004	+/−	%	2005
	(in thousands)

Net (loss) income	$(37,232)	$38,141	102%	$909

As a result of the factors discussed above, we recorded net income for 2005 of $0.9 million as compared to a net loss of $37.2 million in 2004.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Revenue

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Total revenue	$6,204	$19,236	310%	$25,440

The increase in total revenue for 2004 was driven by increased orthobiologic product sales. The year ended December 31, 2004 includes twelve months of orthobiologic sales compared to only two months for 2003. We acquired the orthobiologic product line through the acquisition of GenSci in October 2003. GenSci’s product portfolio contained what is now our bone graft substitute product portfolio. If we consolidated GenSci for the full year of 2003, our orthobiologic sales would have been $23.9 million in 2003 compared to $25.4 million in 2004. Sales in the United States represented 82% of total revenue in 2004 compared to 58% in 2003. We believe our ability to increase the acceptance of products in the United States was due to an increase in our field sales management, which increased from five to ten people, and intensive product and sales training that we provided to our independent distributor agents during 2004.

Other revenue was $0.2 million in 2004 compared to $0.4 million in 2003. The decrease in other revenue was primarily attributable to a decrease in revenue from government grants, which expired during 2004, to $37,000 in 2004 from $0.3 million in 2003, offset partially by an increase in royalty revenue to $0.1 million in 2004 from $23,000 in 2003, included revenue from government grants declined 89% in 2004 compared to 2003, as a result of the expiration of certain grants supporting our research efforts in defined research projects.

Cost of Sales

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Cost of sales	$4,760	$7,494	157%	$12,254

The increase in cost of sales was primarily as a result of increased product sales. Our cost of sales margin was 48% in 2004 compared to 81% in 2003. The decrease in cost of sales margin can be attributed to the increase in product sales, which offset our fixed manufacturing costs.

Research and Development

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Research and development	$16,594	$(4,435)	(27)%	$12,159

Research and development expense decreased 27% in 2004 compared to 2003. As a percentage of total revenue, research and development decreased to 48% in 2004 from 267% in 2003. The decrease in research and development expense was primarily attributable to the refocus of the development group strictly on orthobiologics, which led to a reduction in the overall size of the department and reduced salary and benefit expense. Another factor contributing to the decline in research and development expense from 2003 was the expensing of $0.8 million of in-process research and development costs related to the acquisition of GenSci in 2003.

Marketing and Selling

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Marketing and selling	$5,755	$8,235	143%	$13,990

Marketing and selling expense increased 143% in 2004 compared to 2003. As a percentage of total revenue, marketing and selling expense decreased to 55% in 2004 from 98% in 2003. The increase in sales and marketing expense was primarily due to the doubling from five to ten of our U.S. field sales management responsible for managing our network of independent distributor agents, and intensive product and sales training of our independent distributor agents during 2004. A large percentage of the remainder of the increase in selling and marketing expense was due to higher commissions paid in the United States as a result of increased product sales in 2004.

General and Administrative

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

General and administrative	$9,675	$5,914	61%	$15,589

General and administrative expense increased 61% in 2004 compared to 2003. The increase in general and administrative expense was primarily due to a full year of expenses of our Irvine facility.

Impairment of Property, Plant and Equipment and Intangible Assets

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Impairment of property, plant and equipment and intangible assets	$1,140	$3,603	316%	$4,743

In 2004, we completed an impairment test of intangible assets that were recorded as part of the purchase of the U.S. operations of GenSci. This analysis resulted in the recognition of an impairment of Synthetic Blends unpatented technology, Collagen patented and unpatented technologies and the related distribution network acquired totaling $2.9 million. The impairment recorded on the patented and unpatented technologies was due to a shift in our intent to produce and distribute certain acquired technologies. The impairment of the distribution network was a result of our changing certain distributors that were part of the acquired distribution network.

Under the terms of our agreement with GenSci signed prior to the acquisition of GenSci, GenSci assigned to us a license agreement with BioInterfaces, Inc, or BioInterfaces, for the use of certain proprietary technology. We exercised our option, granted under the license agreement, to purchase the proprietary technology for cash consideration of $0.9 million, in accordance with an asset purchase agreement between us and BioInterfaces effective October 27, 2003. In 2004, we determined that this asset was fully impaired as we had not brought to market any products using this technology and further decided that we had no plans to market any such products in the future. An impairment charge was recorded in 2004 for the remaining book value of these assets for $0.9 million.

In 2004, we shut down most of our operations in Bilthoven, The Netherlands, with only the SynPlug production continuing into 2005. We recognized an impairment charge related to certain fixed assets at the Bilthoven location amounting to $0.5 million in 2004. In addition, we recognized an impairment charge relating to certain fixed assets at the Lausanne, Switzerland location amounting to $38,000.

During the first quarter of 2004, we entered into a contract with a provider of synthetic products granting us marketing rights over a bone cement product. Subsequent to entering into the contract, we decided to cease distribution of the bone cement product based on poor market acceptance and competitive disadvantage relative to other competing products on the market. In connection with our decision to cease distribution of the bone cement product, we recorded a $0.4 million liability representing milestone payments due and guaranteed minimum purchase obligations, which was recorded in selling and marketing expense. We also recorded an impairment charge of $0.4 million for the capitalized up-front license fee.

Interest Income

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Interest income	$996	$(534)	(54)%	$462

Interest income was $0.5 million in 2004 compared to $1.0 million in 2003, a decrease of 54%. The decrease was due to the combined effect of significantly lower average cash balances and interest rates.

Interest Expense

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Interest expense	$467	$(148)	(32)%	$319

Interest expense for 2004 was $0.3 million compared to $0.5 million in 2003. The decrease was due primarily to the decrease in the variable interest rate on our mortgage facility in Bilthoven, The Netherlands. This was partially offset by a full year of interest on the U.S. structured debt payments.

Foreign Exchange Loss

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Foreign exchange loss	$(5,372)	$(606)	(11)%	$(5,978)

In 2004 we incurred a foreign exchange loss of $6.0 million compared to foreign exchange loss of $5.4 million in 2003. As of December 31, 2004 and 2003, we had significant assets denominated in U.S. currency held by entities that did not use the U.S. dollar as their local currency. The foreign exchange loss increased as result of increased strengthening of the Euro against the U.S. dollar during 2004 compared with 2003.

Other Income

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Other income	$—	$1,899	100%	$1,899

Other income of $1.9 million was composed primarily of a gain on sale of assets at our Swiss facility due to the reduction in the facility size and gain on sale of assets of EpiSource S.A. to DFB Pharmaceuticals, Inc. on December 15, 2004.

Minority Interest

Minority interest was zero in 2004 compared to $45,000 in 2003. During 2004 we purchased the remaining outstanding shares of IsoTis N.V., following which there were no remaining minority interest holders.

Net Loss

	Year Ended			Year Ended
	December 31,			December 31,
	2003	+/−	%	2004
	(in thousands)

Net loss	$(37,216)	$(16)	—%	$(37,232)

As a result of the factors described above, net loss for 2004 remained consistent with net loss for 2003 at approximately $37.2 million. The net loss in 2003 included a loss from discontinued operations of $0.7 million.

Selected Quarterly Financial Information

The following table presents our unaudited quarterly results of operations for each of the four fiscal quarters in the year ended December 31, 2005, and for each of the three quarters in the months ended September 30, 2006. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes contained elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future periods.

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2005	2005	2005	2005	2006	2006	2006
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Total revenue	$7,807	$7,535	$8,147	$8,613	$9,814	$10,789	$10,162

Operating expenses
Costs of sales	2,951	2,996	3,240	3,927	3,694	3,980	3,631
Research and development	1,137	1,324	1,739	2,130	1,715	1,894	1,983
Marketing and selling	3,029	3,022	3,337	3,752	4,313	4,220	4,668
General and administrative	3,466	2,536	1,913	1,510	2,606	2,861	2,978

Total operating expenses	10,583	9,878	10,229	11,319	12,328	12,955	13,260

Loss from operations	(2,776)	(2,343)	(2,082)	(2,706)	(2,514)	(2,166)	(3,098)
Interest income	130	125	131	160	141	137	162
Interest expense	(53)	(71)	(32)	(250)	(31)	(25)	(76)
Foreign exchange gain (loss)	3,138	5,185	302	1,357	(1,402)	(4,107)	941
Other income (loss)	2	229	432	31	3	(7)	146

Net income (loss)	$441	$3,125	$(1,249)	$(1,408)	$(3,803)	$(6,168)	$(1,925)

Basic and diluted net income (loss) per share(1)	$0.01	$0.04	$(0.02)	$(0.02)	$(0.05)	$(0.09)	$(0.03)
Weighted average common shares outstanding
Basic	70,113	70,248	70,681	70,805	70,873	70,940	70,941
Diluted	71,784	71,850	70,681	70,805	70,873	70,940	70,941

(1)	The net loss per share amounts are the same on both a basic and diluted basis. We have not declared any dividends since our incorporation.

Liquidity and Capital Resources

The following table summarizes our cash and cash equivalents, cash flows, and restricted cash for the years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2005 and 2006:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(in thousands)

Cash and cash equivalents	$50,105	$25,540	$15,714	$17,039	$16,909
Net cash flows used in operating activities	(24,525)	(24,265)	(9,259)	(6,515)	(5,909)
Net cash flows (used in) provided by investing activities	(15,743)	395	5,047	3,526	5,723
Net cash (used in) provided by financing activities	(2,310)	(851)	(5,556)	(5,500)	1,339
Restricted cash	8,149	7,636	4,424	5,912	3,134

Cash and Cash Equivalents.

We have incurred negative operating cash flows prior to and since the acquisition of GenSci in October 2003, and we have funded our operations primarily from sales of our products, the proceeds received from various sales of stock of the predecessor companies and the sale of our dental assets in August 2006. Additionally, we continue to use our cash and cash equivalents to fund our operations.

Net cash used in operating activities.  For the nine months ended September 30, 2006, net cash used in operating activities consisted of a net loss of $11.9 million, compared to net income of $2.3 million for the nine months ended September 30, 2005. Net cash used in operations in the nine months ended September 30, 2006 was significantly impacted by foreign exchange loss of $4.6 million, as well as continued operating losses due to heavy investment in our sales distribution, including headcount additions and increased commissions, and ongoing general and administrative and research and development costs. In addition, we increased our investment in inventories to support anticipated sales growth and accounts receivables increased due to increased sales during the nine months ended September 30, 2006.

Net cash used in operating activities in 2005 consisted of net income of $0.9 million, compared to net loss of $37.2 million in 2004. Net income in 2005 was significantly impacted by foreign currency gain of $10.0 million, compared to foreign currency loss of $6.0 million in 2004. Inventories and trade receivables decreased in 2005 from 2004 and we had a restructuring provision of $0.7 million in 2005 related to employee severance costs in connection with the closure of our Bilthoven facility.

Net cash used in operating activities in 2004 consisted of net loss of $37.2 million, compared to net loss of $36.5 million in 2003. Foreign currency loss remained relatively consistent between the two periods. Net loss in 2004 was significantly impacted by impairment of intangible assets of $4.1 million in 2004 compared to none in 2003. Additionally, trade and other payables decreased to $0.4 million from $5.2 million in 2003.

Net cash (used in) provided by investing activities.  Net cash provided by investing activities for the nine months ended September 30, 2006 was primarily attributable to proceeds on the sale of our dental assets to Keystone Dental of $7.0 million, offset in part by $2.6 million spent to purchase property, plant and equipment. We incurred these expenses mainly in connection with the expansion of product and office facilities to support increased production. Net cash provided by investing activities for the nine months ended September 30, 2005 was primarily attributable to proceeds on the sale of our tissue engineering facility in Heerlen, The Netherlands in July 2005 of $2.6 million.

The increase in net cash flows provided by investing activities in 2005 compared to 2004 was primarily attributable to proceeds from the sale of our tissue engineering facility in Heerlen, The Netherlands in 2005 and a change in restricted cash resulting primarily from the structured debt payments to Osteotech in connection with the settlement of litigation with Osteotech relating to intellectual property. The change to net cash flows provided by investing activities in 2004 from net cash flows used in investing activities in 2003 primarily resulted from a gain on the sale of certain assets reflecting a restructuring and headcount reduction in 2004 and a change in restricted cash resulting primarily from the structured debt payments to Osteotech.

Net cash (used in) provided by financing activities.  Net cash provided by financing activities in the nine months ended September 30, 2006 was primarily related to $2.0 million of proceeds from interest-bearing loans and $0.1 million of proceeds from stock option exercises offset by $0.8 million of loan and borrowings repayment. Net cash used in financing activities in the nine months ended September 30, 2005 was primarily related to repayment of $6.2 million of loan and borrowings, including the payoff of the mortgage on the tissue engineering facility in Heerlen, The Netherlands. These repayment amounts were offset in part by $0.7 million of proceeds from stock option exercises.

The increase in net cash used in financing activities in 2005 was primarily related to repayment of $6.4 million of loan and borrowings, including the payoff of the mortgage on the tissue engineering facility in Heerlen, The Netherlands, as compared to repayment of $1.6 million in loans and borrowings in 2004. Net cash used in financing activities decreased in 2004 as compared to 2003 as a result of lower repayment of loans and borrowings in 2004. Repayment of loans and borrowings was $4.1 million in 2003.

Restricted Cash

Restricted cash consists of cash held in support of guarantees for payment obligations.

Operating Capital and Capital Expenditure Requirements

We expect to continue to incur net losses for the foreseeable future. We estimate that, upon completion of this offering, and based on our cash and cash equivalents as of December 31, 2006 we will have cash and cash equivalents of $      million. We estimate this amount, together with the interest income we earn on these balances, will meet our cash requirements for ongoing operations, sales and marketing, capital expenditures and other commitments for at least the next 18 months. However, if we encounter significant delays or unanticipated costs in distributing and developing our products or if we are unable to achieve our revenue targets, our cash requirements and capital expenditures may exceed our estimates. Therefore, we may need to raise additional funds from external sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. We cannot assure stockholders that, when required, sufficient funds will be available on satisfactory terms, if at all. If necessary funds are not available, we will have to reduce expenditures and investments, which could have a material adverse effect on our prospects.

In the event that we raise additional funds by issuing equity or debt securities or if we acquire other companies using our common stock as consideration, existing holders of our common stock may be diluted and the new equity or debt securities may have rights, privileges or preferences that are senior to those of existing holders of our common stock. Additionally, any ordinary, authorized and conditional capital increases must be approved by holders of our common stock at a stockholder meeting. If the holders of our common stock do not approve such motions we may not be able to finance current operations, acquire new technologies or finance other approaches necessary to facilitate our growth. Any of these developments could have a material adverse effect on our business.

Our forecasts for the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development, manufacturing and marketing of medical devices, such as our bone graft substitutes, we are unable to estimate the exact amounts of capital outlays and operating expenditures we will require to continue to grow our business. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	regulatory status of our Accell products;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the cost of further developing our sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	licensing technologies for future development.

Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Rates

We are exposed to market risks related primarily to foreign exchange rates. Our currency risk is derived from potential changes in functional currency values of our non-functional currency denominated assets, liabilities and cash flows. Our most significant currency exposures relate to U.S. dollar denominated cash and intercompany loans in entities that use the Euro and the Swiss Franc as their functional currency. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency denominated intercompany loans, generating currency translation gains or losses that impact our net income (loss) levels in the respective period. We had no derivative financial instruments to hedge currency risks at September 30, 2006, or December 31, 2005 and 2004. We have previously been exposed to foreign exchange risks due to periodic revaluation of intercompany debt. We capitalized our intercompany debt on January 25, 2007, which we believe will substantially reduce foreign exchange fluctuations in the future. As a result, a 10% increase or decrease in the value of the U.S. dollar against the Euro and Swiss Franc would not have a material effect.

Inflation

We do not believe inflation has had a material impact on our results of operations in the past. There can be no assurance that our business will not be affected by inflation in the future.

Off-balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Contractual Obligations and Capital Expenditure Requirements

The following table summarizes our contractual obligations as of September 30, 2006 (in thousands).

	Payments Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Interest-Bearing Loans and Borrowings	$4,301	$2,217	$2,084	—	—
Operating Lease Obligations	4,203	1,429	1,646	$1,128	—
Purchase Obligations	697	697	—	—	—
Total	9,201	4,343	3,730	1,128	—

Credit Agreement

In August 2006, we, through our subsidiary, IsoTis OrthoBiologics, Inc., entered into a credit agreement with Silicon Valley Bank. The credit agreement provides for a revolving credit facility in the principal amount of up to $5.0 million which includes a $1.0 million term loan, at the prime rate plus 1.75% on the revolver and the prime rate plus 2% on the term loan. The credit agreement has an initial two-year maturity on the revolver and a three year maturity on the term loan. The term loan will be due and payable if the revolving line is not renewed at final maturity. The credit agreement also contains tangible net worth covenants applicable to IsoTis OrthoBiologics and the obligations thereunder are guaranteed by IsoTis S.A. As of September 30, 2006, $2.0 million was outstanding under the credit agreement and IsoTis OrthoBiologics was in compliance with the net worth covenants.

Critical Accounting Policies

All of our significant accounting policies and estimates are described in Note 2 to our consolidated financial statements contained in this prospectus. However, certain of our more critical accounting estimates require the application of significant judgment by management in selecting the appropriate assumptions in determining the estimate. By their nature, these judgments are subject to an inherent degree of uncertainty. We develop these judgments based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers, and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection, and disclosure of our most critical financial estimates with the audit committee of our board of directors and with our independent registered public accounting firm. The judgments about those financial estimates are based on information available as of the date of the financial statements. Those financial estimates include:

Revenue and Revenue Recognition

We earn the vast majority of our current revenue from the sale of surgical products to third parties, primarily hospitals. We recognize revenue from sales of products when there is evidence of an agreement, title to the product has passed and there has been a transfer of the significant risks and rewards of ownership, which is generally when the delivery of the product has occurred, collection is reasonably assured, and when there are no continuing performance obligations. Shipping and handling fees are included in revenue and shipping and handling costs are included in cost of goods sold.

In prior years, we have received certain government grants, which supported our research efforts in defined research projects. These grants generally provided for reimbursement of approved costs incurred as defined in the underlying grant agreements. Revenue in respect of grants includes contributions towards the costs of research and development. Such revenue is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable. Although grants have provided significant revenue in prior years, we do not expect revenue from grants to be a significant percentage of total revenue in the future. There were no such revenue in 2005 or for the nine months ended September 30, 2006.

We recognize revenue from royalties when the royalties become fixed and payable and when collection is reasonably assured.

Excess and Obsolete Inventories

We value our inventory at the lower of the actual cost or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to adjust inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand. Our forecasting of product demand may prove to be inaccurate; as such we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of sales at the time of such determination. Our estimates may also be impacted by significant unanticipated decreases in the demand for our products and could have a significant impact on the value of our inventory and our reported operating results.

Long-Lived Assets other than Goodwill

We record impairment of long-lived assets, other than goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable.

Events or circumstances that would necessitate an impairment review primarily include an impairment of goodwill, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, we recognize an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measure the impairment loss based on the difference between the carrying amount and fair value. We realized an impairment charge to operations of $0.6 million, and $1.1 million related to property and equipment for the years ended December 31, 2004 and 2003, respectively. In addition, we recognized an impairment charge to operations of $4.1 million related to amortizable intangible assets for the year ended December 31, 2004. These impairment charges were based upon our determination of fair value which, with respect to the property and equipment considered the current market values of similar assets with comparable remaining useful lives and with respect to the intangible assets, was based on discounted estimated cash flows. Our estimates may be impacted by significant unanticipated decreases in the demand for our products or our inability to bring new products to market. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires us to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. No impairment charge was recognized on long-lived or intangible assets for the year ended December 31, 2005 or for the nine months ended September 30, 2006.

Goodwill

In accordance with SFAS No. 142, “Goodwill and other Intangible Assets”, we do not amortize goodwill. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. We recorded goodwill (see Note 3 to our consolidated financial statements) in the fourth quarter of 2003 related to our acquisition of GenSci. As we operate in one reporting unit, on November 30, 2005, we performed the first phase of our impairment test by comparing our net asset value to our market capitalization. The first phase of our impairment test found no potential impairment to goodwill. We also noted that a 10% decrease in our stock price would not have resulted in the need to perform the second phase of the impairment test. We note that a more significant change in the value of our stock price could result in the need to complete the second step of the impairment test and may result in the recognition of an impairment of goodwill.

Stock-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments”, or SFAS 123(R), which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS 123(R) supersedes our previous accounting under SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, for periods beginning in fiscal 2006. In March 2005, the SEC issued SAB 107 relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our 2006 fiscal year. Our condensed consolidated financial statements as of and for the nine months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

We estimate the fair value of stock options granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and expected option life. We amortize the fair value of the awards on a straight-line basis. All options grants are amortized over the requisite service period of the awards. Expected volatility is based on historical volatility. The expected life of options granted is calculated using the simplified method based on the terms and conditions of the options as provided in SAB 107. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant. The forfeiture rate is based on historical data and we record share-based compensation expense only for those awards that are expected to vest.

Prior to January 1, 2006, we based our risk free interest rate on U.S. Treasury securities in effect at the time of grant. Expected volatility was based on historical volatility of our stock. The expected life of the options was an estimate based on the contractual terms of the options and historical employment behavior.

Stock-based compensation expense recognized in our condensed consolidated statement of operations for the nine month period ended September 30, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the accompanying unaudited condensed consolidated statement of operations for the first nine months of fiscal 2006 has been based on awards ultimately expected to vest and reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

SFAS 123(R) requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. Due to our loss position, there were no such tax benefits during the nine month periods ended September 30, 2006 and September 30, 2005. Prior to the adoption of SFAS 123(R), those benefits would have been reported as operating cash flows had we received any tax benefits related to stock option exercises.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48, an interpretation of FASB Statement 109, “Accounting for Taxes,” prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for us beginning January 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin, or SAB, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods. We currently use, and have historically applied, the dual method for quantifying identified financial statement misstatements. We will initially apply the provisions of SAB 108 in connection with the preparation of our annual financial statements for the year ending December 31, 2006. We are currently evaluating SAB 108, but do not expect the adoption of SAB 108 to have a significant effect on our financial position, results of operations, or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157, which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that adopting FASB 157 will have on our operations and financial condition.

BUSINESS

We are a leading orthobiologics company that develops, manufactures and markets proprietary products for the treatment of musculoskeletal diseases and disorders. Our current orthobiologics products are bone graft substitutes that promote the regeneration of bone and are used to repair natural, trauma-related and surgically-created defects common in orthopedic procedures, including spinal fusions. Our current commercial business is highlighted by our Accell line of products, which we believe represent the next generation in bone graft substitution. We will also continue to sell our traditional bone graft substitute products in the United States and internationally. Bone graft substitutes currently represent the largest component of the orthobiologics market, which was valued by the Millennium Research Group at approximately $1.9 billion in 2006 and is expected to grow to $2.9 billion by 2011 in the United States alone.

We believe our Accell product line offers substantial advantages over competing products by combining clinical efficacy, safety, broad applicability, ease of handling and affordability. Our Accell products contain the natural elements believed to be primarily responsible for initiating the process of bone regeneration, including bone morphogenic proteins, or BMPs, such as BMP-2, BMP-4 and BMP-7, and TGF-ß. We introduced our initial Accell product in 2002 and, as of September 30, 2006, we had sold in excess of $40 million of Accell products, representing over 50,000 units sold. Our products are used in a variety of orthopedic and other surgical indications, including spinal fusion, joint replacement and trauma procedures.

We market our products to orthopedic surgeons and neurosurgeons throughout the world using three distribution channels: independent distributor agents in the United States, stocking dealers internationally and private label partners in the United States and internationally. Our revenue in each of these distribution channels for the nine months ended September 30, 2006 represented 60%, 24% and 12% of our total revenue, respectively. For the nine months ended September 30, 2006, revenue from our Accell products represented 49% of our total revenue, growing 41% as compared to the nine months ended September 30, 2005. Our private label partners sell only our non-Accell based products.

Market Overview:

According to Millennium Research Group, the U.S. orthopedics market was estimated at $13 billion in 2006 and is expected to grow in excess of $19 billion in 2010. Growth in the orthopedics industry is being driven by aging populations, the desire to maintain active lifestyles well into retirement and growth in the incidence of osteoporosis, osteoarthritis, obesity, diabetes and other diseases that cause injury to musculoskeletal tissues and impair the ability of the body to heal injuries. The advancement of medical technology in the treatment of orthopedic injuries is also driving an increase in the number of procedures performed annually.

One of the fastest growing segments within the orthopedics industry is the orthobiologics market. The field of orthobiologics combines recent advances in biotechnology with material science and tissue biology to promote the body’s natural capacity to regenerate and repair musculoskeletal tissue, particularly bone. We believe the emergence of orthobiologic products and solutions is expanding treatment options in orthopedics by augmenting the performance of traditional implants, plates and screws with biologically active products for hard and soft tissue regeneration. According to Millennium Research Group, U.S. sales of orthobiologics reached $1.9 billion in 2006, a 13% increase over 2005 sales. The market for orthobiologics procedures is expected to increase to $2.9 billion by 2011. Bone graft substitutes represent the largest component of this market comprising approximately $1.1 billion in 2006. Orthobiologics have current applications in a range of fields, including:

•	Spinal Fusion. The spinal implant market includes products for the treatment of degenerative spinal disc disease and spinal instability. Degenerative spinal disc disease, which is characterized by a progressive compression of the discs between the vertebrae, afflicts nearly half the U.S. population between 40 and 60 years of age and approximately 90% of Americans older than 60. As the discs degenerate, the spine becomes less stable, which can result in nerve compression and significant pain. Spinal fusion is a process whereby two or more of the vertebrae in the spine are fused together to eliminate this instability. Orthobiologics are often used in spinal fusion procedures to create a bone bridge that fuses the vertebrae together at the diseased level. Based on market data from Millennium Research Group, we believe that currently there are over 520,000 spinal fusion procedures performed each year in the United States alone.

•	Trauma. The trauma market includes products that address bone fractures or damage caused by physical trauma. According to Millennium Research Group over 4.6 million fractures occur annually in the United States, mainly from osteoporosis, sports injuries and automobile and heavy machinery accidents. In complex cases and in patients where the fracture does not heal naturally, surgeons often use orthobiologics, in addition to traditional implants, plates and screws, to accelerate the healing process. According to Millennium Research Group there were 228,000 trauma procedures, including foot and ankle, oncology and cardiothoracic procedures, requiring orthobiologics in 2006.

•	Joint Revision. The largest segment of the orthopedics market, the reconstruction market, includes products for the repair and replacement of joints outside the spine, including the hips, knees and extremities, that have deteriorated as a result of injury or disease. According to Millennium Research Group, there were 1.2 million joint reconstruction procedures performed in the United States in 2006 and orthobiologics were used in 104,000 of these procedures. Eighty percent of the procedures requiring orthobiologics were related to revisions of procedures that failed.

•	Oral, Periodontal and Cranio-Maxillofacial, or CMF, Repair. Oral, periodontal and CMF repairs usually require the use of an orthobiologic to increase bone stock, repair bone defects created by disease or surgery and to improve healing rates. These procedures may be performed by oral surgeons, periodontists, general dentists and orthopedists. Based on data from Millennium Research Group, there were 1.2 million oral, periodontal and CMF procedures in 2006 requiring the use of an orthobiologic in the United States alone.

Background

Bone

Bone is a composite material composed of bone cells and a porous matrix. Bone continuously remodels itself, repairing the minor damage incurred in everyday activity. Bone will often spontaneously repair minor fractures without surgical intervention. However, major skeletal deficiencies from trauma, spinal instability, degenerative conditions and tumors will frequently require a surgical procedure to regenerate bone. In these procedures, supplemental bone materials, or grafts, are often used to replace existing natural bone that has been damaged. Bone graft materials initiate bone growth and regeneration through three principal processes: osteoinduction, osteoconduction and osteogenesis. All bone graft materials have one or more of these characteristics.

•	Osteoinductive materials contain naturally-occurring proteins that stimulate immature cells to develop into bone cells, forming healthy new bone tissue.

•	Osteoconductive materials serve as a scaffold or matrix for bone formation, facilitating a healing response.

•	Osteogenic materials contain bone cells that directly form new bone.

The efficacy of a bone graft material is directly related to the levels of osteoinductivity, osteoconductivity, and osteogenicity that it exhibits. Physicians often look for materials with a combination of these characteristics. The two major categories of bone graft materials are autograft and bone graft substitutes.

Autograft

The most common method of assisting the body’s regenerative ability has been the use of the patient’s own bone, or autograft, which is harvested from the patient, usually from the iliac crest or hip area, and implanted at or near the surgical site. Autograft is often considered the standard of care in bone grafting procedures because the material is osteoinductive, osteoconductive and osteogenic, and since it is derived from the patient, it presents a low risk of disease transmission. However, using autograft involves a second surgical procedure to harvest the bone. This harvesting procedure adds to the overall time and cost of the surgery, introduces the potential for infection at the bone harvest site and carries the risk of injuring surrounding structures. Furthermore, patients may experience greater pain and discomfort at the harvest site than at the primary operative site, which can lead to reduced patient satisfaction. Finally, each patient has a limited supply of autograft that is available for harvest without causing adverse medical consequences.

Bone Graft Substitutes

Bone graft substitutes are biologic and synthetic materials developed to reduce or eliminate the need for autograft in bone grafting procedures. Bone graft substitutes include demineralized bone matrix, or DBM, allograft bone, synthetic bone grafts and recombinant bone morphogenetic proteins, or recombinant BMPs, each of which can be used to replace or repair existing natural bone that has been damaged by trauma or disease.

•	DBM products are derived from donor bone acquired from accredited tissue banks. The donor bone is treated to remove its mineral component, or demineralized. The resulting material contains some of the osteoinductive and osteoconductive properties naturally present in human bone.

•	Allograft is another form of processed donor bone where the mineral component of the bone is kept intact. Allograft products come in different structural shapes and sizes, such as wedges and blocks, and have osteoinductive and osteoconductive properties similar to DBMs.

•	Synthetic bone graft substitutes are generally osteoconductive calcium phosphates or sulphates that seek to emulate the mineral and structural component of bone.

•	Recombinant BMPs, are synthetically manufactured versions of proteins that play a role in bone formation. Recombinant proteins are often manufactured in non-human cell lines, often Chinese hamster ovary cells, and have osteoinductive properties.

Limitations of Current Technology:

While growth in the use of bone graft substitutes has increased substantially over the past ten years, we believe this growth has been restrained by the limitations inherent in currently available products. We believe that surgeons would increase their use of bone graft substitutes if there was a product that effectively combined the desirable characteristics of an ideal bone graft substitute. We believe the following are the ideal characteristics for a bone graft substitute:

•	Osteoinductivity. The bone graft substitute should contain natural or recombinant proteins capable of initiating bone growth and repair. Osteoinductivity is generally considered to be a critical measure of biologic activity and a key characteristic of any bone graft substitute material. Recombinant BMPs typically exhibit very high levels of osteoinductivity due to high concentrations of a particular protein whereas traditional DBMs exhibit only modest osteoinductivity. Synthetic bone graft substitutes exhibit little, if any, osteoinductivity.

•	Osteoconductivity. We believe physicians desire bone graft substitutes that are osteoconductive. This is an essential complementary property that contributes to graft performance. However, because there are many ways of introducing osteoconductive materials into the surgical site, we do not consider osteoconductivity to be the limiting factor in the efficacy of most bone graft substitutes. While almost all bone graft substitutes exhibit some osteoconductivity, synthetic bone graft substitutes often rate high in this area while recombinant BMPs are generally less osteoconductive.

•	Handling Characteristics. Key issues associated with handling include how the bone graft substitute is mixed and delivered to the surgical site and how it behaves in the body after implantation. One critical aspect of this requires that the product resist migration away from the surgical site following application. This can be a particular problem with granular and liquid-based bone graft substitutes, as they are frequently washed out of the surgical site when the area is irrigated to clear the surgical field. Although it is difficult to make generalizations about classes of orthobiologics with regard to their handling, we believe that only a few products on the market have attractive delivery mechanisms and material handling characteristics.

•	Safety and Side-effects. Orthobiologics generally have a long track record of safety. However, recombinant BMPs have been associated with side-effects in certain procedures that have limited their use, including neck-swelling when used in the cervical spine and bone growth outside of the intended surgical area.

•	Affordability. Orthopedic surgery is generally expensive and reimbursement for such procedures is limited. An ideal bone graft substitute product would be priced so that its payment fell comfortably within existing reimbursement levels. Due to manufacturing complexity and licensure requirements, recombinant BMPs are priced at a very high level. Because of procedural reimbursement caps, these costs limit the amount a surgeon can receive from a procedure using such products.

Our Solution:

We have developed a line of bone graft substitute products based on our proprietary Accell technology that we believe provides surgeons with an attractive balance of the osteoinductivity, osteoconductivity, handling, safety and affordability characteristics they desire. The principal benefits of the Accell products are:

Clinical Efficacy.  Our Accell technology enables us to produce a bone graft substitute with concentrated levels of natural osteoinductive proteins and BMPs, including BMP-2, BMP-4, BMP-7 and TGF-ß, that are believed to be primarily responsible for the growth and repair of bone. We estimate that the current generation of our Accell products contains approximately three to four times the concentration of BMPs found in our traditional DBM products. We believe there is a general consensus that higher concentrations of BMPs correlate with improved osteoinductive properties, which we believe in turn will yield more consistent and predictable clinical outcomes with Accell products.

Rather than limiting the formulation to a single growth factor, our Accell products contain the full complement of growth factors naturally found in bone. We believe this is advantageous given recent studies that have demonstrated clinical benefits associated with the application of products containing multiple growth factors in the same formulation. Our Accell products provide an additional clinical benefit since the natural growth factors are present in a state that facilitates their release and delivers an initial burst of growth factors to the surgical site, effectively jumpstarting the process of bone formation. Accell also contains osteoconductive characteristics associated with traditional DBM products, providing a robust scaffold for these concentrated growth factors.

Differentiated Handling Characteristics.  We provide our products to surgeons in forms that offer state of the art handling and material characteristics. Our products are available in a variety of forms, including gels, putties and dry foam blocks, that enable the surgeon to better tailor his or her surgical technique to the unique needs of the patient. We believe our gel-based products have material handling characteristics that are among the most attractive of any bone graft substitutes on the market. We utilize our proprietary reverse phase technology to formulate products with a gel-like consistency at room temperature, but which thicken to a putty form at body temperature. This is advantageous as it prevents the product from being washed away when the surgical site is irrigated, a common practice in most orthopedic procedures. Additionally, in 2007 we intend to introduce our next-generation delivery device which we expect will better enable the surgeon to use our gel and putty materials in minimally invasive surgical procedures.

Favorable Safety Profile.  As of September 30, 2006, we had sold in excess of 50,000 units of our Accell products for use in a variety of applications and we have not received any reported adverse events that have been attributed directly to our materials, products or processes. While traditional DBM and synthetic products share this safety profile and broad applicability, we believe that this differentiates our products from some recombinant BMPs, which have been associated with side-effects, are labeled for use in a limited range of indications and are specifically contraindicated for use in some attractive market segments, such as cervical spine fusion.

Cost-effective Products.  We believe that our products provide a desirable combination of clinical utility and affordability. While some recombinant BMP products have demonstrated attractive clinical efficacy, we believe that their high cost, which can be as much as four times the price of traditional DBM products, may limit their widespread use. Our Accell products are priced at a modest premium to traditional DBMs.

Strategy:

Our objective is to become the leading dedicated supplier of biological solutions for use by orthopedic surgeons and neurosurgeons to stabilize, repair and restore musculoskeletal tissues. To achieve this objective, we are pursuing the following strategies:

Recruit Additional Orthobiologics Specialists to Support our Distribution Network and Grow Sales

We sell the majority of our products through independent distributor agents in the United States. In order to better leverage the activities of these independent distributor agents, we employ a limited number of orthobiologics specialists. These orthobiologics specialists support our distributor network by providing critical education and training to our agents, physician users and their hospital staff, which we believe enables our independent distributor agents to sell our products more effectively. We believe physician education about alternatives to the use of autograft implants, particularly our Accell products, will be critical to our success. In addition, we have found our orthobiologics specialists to be effective in selling to prospective users. This approach to distribution has proven effective since we initiated the effort in 2004 and we intend to hire additional orthobiologics specialists in an effort to further enhance our market reach and drive sales growth. In addition, we believe that we have the opportunity to increase the use of our products in some underserved surgical specialties, and we view our orthobiologics specialists as the cornerstone of our efforts to identify and address these physicians. We believe that growing this group of orthobiologics specialists will be instrumental in continuing to increase our sales.

Invest in Clinical Studies to Substantiate the Benefits of our Next-Generation Accell Products

Currently, limited clinical data exists regarding the efficacy of bone graft substitutes. We intend to undertake prospective, controlled clinical studies evaluating our next generation Accell products in spinal fusion, revision arthroplasty, and in certain trauma procedures. Clinical performance of Accell will be compared to the current standard of care, usually autograft, to establish Accell’s efficacy and ease of use. We intend to use market accepted performance and outcomes measures in these studies.

We intend to commence clinical studies in the first half of 2007 at major medical and teaching institutions in the United States and Canada. These studies will assess the performance of our Accell products in procedures employing what we believe are the contemporary surgical approaches and current implant systems. We believe that these studies will provide clinical data to substantiate the benefits of the Accell technology and to differentiate our next-generation products in the market.

Focus our Research and Development Efforts on New Products, Technologies and Product Enhancements

We are focusing our research and development efforts on insuring that Accell products produce consistent and predictable clinical results. Continuous product improvements and innovation are directed toward maximizing the osteoinductive potential of Accell products. We are also investigating opportunities to license or acquire new molecules and materials for the repair and regeneration of bone and soft musculoskeletal tissues. We believe that our extensive experience and successful track record in the design and development of orthobiologic products can be applied to the development of new products and to the evaluation and further development of complementary products that we may license or acquire in the future.

Drive International Sales through Regulatory Approval and Enhancement of Existing Distribution Channels

While international sales represented less than 25% of our revenue for the nine months ended September 30, 2006, we believe a significant opportunity exists to further increase our international sales. To date, the most substantial impediment to our international sales performance has been the attainment of regulatory approvals in different countries around the world. To address this issue, we have initiated, and intend to aggressively pursue, multiple foreign regulatory filings in various regions, including Europe, Central and South America, Australia and Asia. In addition, we intend to increase the size of our stocking dealer footprint in an effort to reach more internationally-based surgeons. We are currently represented by approximately 42 stocking dealers in 29 countries outside the United States, and we intend to increase the size of this group and the number of countries.

Leverage our Distribution Channels to Market and Sell Additional Products and Technologies we May License or Acquire

We believe that we can leverage our independent distribution agents, enhanced by our orthobiologics specialists, to market and sell additional orthobiologic products. We expect that there may be opportunities to in-license or acquire such products, or technologies that will be the basis for new product development.

Our Technology:

Our current products are based on two key technologies: our Accell natural bone graft technology, which we refer to as our Accell technology, and our reverse phase medium technology.

Accell Natural Bone Graft Technology

Our bone graft substitutes are made from allograft bone. We process the allograft bone to remove the mineral component, a process referred to as demineralization, and yield demineralized bone matrix, or DBM. The resulting DBM contains collagen, the primary structural protein in bone, and other naturally occurring structural and signaling proteins. These include bone morphogenetic proteins, or BMPs, that are capable of inducing bone formation. These natural BMPs are generally considered to be highly osteoinductive; however, they have a natural strong association with the collagen and only a limited amount of the natural BMPs are available to affect bone repair and regeneration. This is an intrinsic property of DBM and is the case for most traditional DBM products currently marketed. Our Accell process is designed to create a product with a higher concentration of natural BMPs that are available immediately at the site of bone repair than traditional DBM.

We begin the Accell process by dividing each lot of DBM. We reserve a portion of the DBM for the final formulation and process the remainder using our Accell technology. The Accell process extracts the natural BMPs and collagens from the DBM, producing a soluble concentrate with higher BMP content than that found initially in the DBM. We then combine the soluble concentrate with the retained portion of the DBM. The resulting material is a combination that has several elements believed to be essential for bone formation, including an osteoconductive scaffold in the form of the retained DBM, and osteoinductive natural BMPs that can readily initiate the process of bone growth by sending out a potent osteoinductive stimulus at the site of the bone repair. The Accell process is depicted in the figure below:

Analysis by an independent laboratory has demonstrated the effectiveness of the Accell process in yielding three to four times the concentration of natural BMPs than our traditional bone graft substitute products. We believe there is general consensus in the orthopedic community that a higher proportion of natural BMPs provides a stronger stimulus for bone growth.

Reverse Phase Medium Technology

Many of our products incorporate our proprietary reverse phase medium, which is designed to enhance the handling characteristics of our products. Our reverse phase medium enables the product to flow at operating room temperature but thicken to a gel when placed in the body and warmed to body temperature. Orthopedic surgery is most often open surgery, requiring regular irrigation of and suction at the surgical site to clear the operating field. The reverse phase medium enables the surgeon to form our products outside of the body to fit the surgical site, and once they are placed within the body, the products will thicken and resist displacement by irrigation or other intraoperative manipulation. Furthermore, the reverse phase medium enables the surgeon to pack and retain osteoconductive bone chips or other synthetic products into the graft site.

Our Products:

Our portfolio of products includes two categories of bone graft substitute materials; products based on our Accell technology, as well as our traditional bone graft substitute products which do not incorporate the Accell process. We are primarily focused on driving sales of our Accell product line, which we have been able to grow from zero to $40 million in sales over the last four years. We expect our Accell products to provide our primary source of growth over the next three to five years. Meanwhile, we have been able to maintain growth in our traditional bone graft substitute products by selling them through our private label partners and stocking dealers internationally. We expect to see continued growth in these products over time as we add new private label partners and increase our sales presence internationally.

Accell Products

The first product based on our Accell technology was Accell Putty, introduced in May 2002 under its original name, Accell DBM 100. In 2004, we launched two additional Accell products, Accell Plus, which was previously referred to as Accell Conexus, and Accell TBM. As of December 31, 2006, we had sold over 50,000 units of our Accell products. For the nine months ended September 30, 2006, these products generated slightly more than half of our current revenue and they are a key driver of our anticipated growth.

Accell Putty. Accell Putty is designed for use in filling voids or defects in bone, such as in spinal fusions or the repair of defects resulting from trauma, where the defect itself will hold the product in place. Our Accell Putty can be molded and packed to fit into the surgical site.

Accell Plus. Accell Plus is similar to Accell Putty but incorporates our reverse phase medium carrier and is designed for use in surgical applications where a graft material that will withstand irrigation without displacement is beneficial. The primary applications for Accell Plus include the repair of defects resulting from trauma, joint revisions and the repair of bone fractures, in each case where the defect itself will not hold the product in place. A surgeon’s selection of Accell Putty or Accell Plus is a matter of personal preference and technique.

Accell TBM. Accell Total Bone Matrix, or Accell TBM, consists of a freeze-dried graft material that comes in a variety of preformed configurations that can be further tailored during an operation to approximate the size and shape of the defect under repair. Accell TBM is typically used in spinal fusion, hip revision and trauma applications.

Traditional Bone Graft Substitute Products

We have been producing bone graft substitutes since 1997. In addition to our Accell based products, we continue to manufacture and commercialize our traditional bone graft substitutes. Our current traditional bone graft substitutes include two DBM products, DynaGraft II and OrthoBlast II, and two synthetic bone graft substitutes, OsSatura BCP and OsSatura TCP.

DynaGraft II. DynaGraft II is a bone graft substitute composed of DBM in reverse phase medium. DynaGraft II is available both as a putty and as a gel that can be packed and molded into bone defects.

OrthoBlast II. OrthoBlast II is a bone graft substitute composed of DBM in reverse phase medium. OrthoBlast II also contains bone chips, which increase the products structure and resistance to compression. The product is available both as a putty and a paste and is generally used in applications where more osteoconductivity and volume is desired.

OsSatura BCP and OsSatura TPC. OsSatura BCP and OsSatura TCP are synthetic bone graft substitutes designed to be similar to human bone in both structure and chemical composition. OsSatura TCP is designed to be absorbed more quickly than OsSatura BCP. Approved as general bone void fillers, surgeon preference dictates where these products will be used.

For a description of the regulatory pathway and clearances applicable to each of our currently marketed products you should refer to the information below the caption “— Government Regulation — United States-Food and Drug Administration Regulation.”

Manufacturing and Product Supply:

Our current manufacturing facilities are located in a 26,000 square foot facility in Irvine, California. We produce virtually all of our products at our Irvine facility. Our quality management system is certified by a European notified body, KEMA, an authorized representative for the International Standards Organization, or ISO, and our operations are accredited by the American Association of Tissue Banks, or AATB, as well as several state AATB agencies. The Irvine facility was audited by the FDA and the AATB in 2004 and by KEMA, in 2006. No major deficiencies were reported as a result of these audits. We are subject to unannounced inspections at this facility by the FDA and California Department of Health Services, or CDHS. We have entered into a lease for new facilities in Irvine, California and are in the process of transitioning all of the laboratory, production and administrative offices located in our existing Irvine facility to this new facility. We expect to complete the transition to this new facility in June 2007. The new facility is approximately 44,000 square feet, including 6,800 square feet of a class 10,000 clean room. We believe this facility will provide us sufficient capacity to meet our expected needs for the next three to five years. The FDA, AATB, KEMA and other regulating bodies have been notified of the planned move and may elect to audit the facilities in response to this notification. During the recent audit by KEMA, they indicated they would return for a follow-up audit upon completion of the facility validation activities.

Historically, we also operated manufacturing facilities in Bilthoven, The Netherlands. This facility primarily produced our synthetic bone graft substitutes. We closed this facility in November 2006 as part of a planned shutdown, and are in the process of transitioning the manufacturing to a third party.

Prices of the allograft bone, custom polymer and the other raw materials that we acquire have remained relatively stable. To protect against potential shortfalls in supply we maintain inventory on-hand that is sufficient to meet our expected needs for a minimum of six weeks for finished goods and a minimum of six months for raw material bone powder and formulation raw materials. Additionally, we have identified alternative suppliers for each of these materials and believe we could replace an existing supplier with approximately six months notice. We do not anticipate any significant shortages in tissue or raw materials that might impact our ability to manufacture and supply our products on a timely basis.

We obtain the allograft bone used to make our Accell and traditional DBM products from AATB-accredited tissue banks and have long-term procurement agreements in place with several banks. Our tissue procurement agreements have terms ranging from three to five years and include minimum purchase requirements. We are permitted to terminate a procurement agreement if the tissue bank fails to meet the minimum delivery requirements over a 90-day period. We believe that these agreements will provide us sufficient supply of allograft bone to meet our expected needs.

We recently entered into a supply agreement with a new supplier to purchase the custom polymer used in our reverse phase medium. The terms of the supply agreement are similar to those established for our allograft bone suppliers, with a five-year term and minimum purchase requirements. We have the ability to terminate this agreement if the supplier fails to meet minimum delivery requirements over a 90-day period.

We have several agreements in place for the supply of the raw materials for our synthetic bone graft substitutes, including calcium phosphates and polymers that are generally in wide supply.

The manufacturing of our products requires that we perform critical operations under environmentally controlled conditions. We have processes in place that are designed to carefully control product exposure to the environment to avoid potential product contamination and to maintain compliance with FDA and international regulations and standards. Our tissue procurement agreements provide that all tissue we receive undergoes stringent donor screening and testing prior to release and shipment to us by the tissue bank. Thorough records are maintained for this screening activity and we review all such records as part of our quality assurance program. Additionally, we are focused on maintaining a safe work environment for our employees and on developing products that are safe for our customers. Although several strong acids and buffers are used in the manufacturing processes, special procedures are utilized to neutralize these agents prior to appropriate disposal. Our operations in Irvine are routinely inspected by state and local environmental organizations to assure compliance. We have systems in place to comply with Good Tissue Practices, or GTP, and we believe that we are in substantial compliance with the requirements of GTP.

Sales and Marketing:

We use three distribution channels to market and sell our products. In the United States, we market and sell our products primarily through a network of approximately 50 independent distributor agents. In international markets we market and sell our products through distributors who buy and stock our products for resale, otherwise known as stocking dealers. Finally, we supply several orthopedic companies with our traditional bone graft substitute products which they resell under their private label. We have entered into non-exclusive private label distribution agreements for our first generation DynaGraft II product with Aesculap Inc. and Alphatec, and with Lifetek/Plus Orthopedics for DynaGraft II and OrthoBlast II. Revenue in the United States, which includes private label, represented 58%, 82%, 81% and 80% of our total revenue for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006, respectively.

We sell the majority of our products through our independent distributor agents in the United States, who we support directly with our orthobiologics specialists. The orthobiologics specialists’ primary responsibility is to provide education and training to our agents, physician users and their hospital staff, which we believe enables them to be more effective in selling our products. In addition, we have found our orthobiologics specialists to be helpful in selling to prospective users, as they can provide relevant insight into the benefits of our products over traditional autograft. We began using orthobiologics specialists in 2004, and we intend to add additional orthobiologics specialists in an effort to further drive sales growth and to expand the use of our products into some underserved surgical specialties.

As of December 31, 2006, we employed a Vice President, Sales, five regional sales managers, 12 orthobiologics specialists, an experienced training staff and an administrative support group to manage and train our independent agents. Our training effort is further supported by our Chief Scientific Officer. We expect to continue to increase the size of our sales management team, with a particular focus on orthobiologics specialists. We expect to approximately double the number of orthobiologics specialists by the end of 2007.

We also maintain a presence at industry trade shows such as the annual meetings of the American Academy of Orthopedic Surgeons, or AAOS, and the North American Spine Society, or NASS, and publish advertisements in trade journals to directly reach our target audience of orthopedic surgeons and neurosurgeons.

Our international sales and marketing activities are coordinated out of our office in Lausanne, Switzerland. Our international distributor network consists of stocking dealers, and is serviced and supported by our Director of International Sales, two international sales managers, the international marketing manager and a customer services department. The international team also maintains a presence at important trade shows, such as SOFCOT, the annual meeting of the French orthopedic and traumatology association, EuroSpine and the European Federation of National Associations of Orthopedics and Traumatology, or EFORT. We currently have distribution agreements with 42 stocking dealers internationally, covering 29 countries. We also have at least one private label partner that sells our products internationally.

Competition:

The medical device industry and the orthobiologics market in particular are intensely competitive, subject to rapid change and significantly affected by new product introductions. We principally compete against procedures in which autograft is used, recombinant BMPs and traditional and synthetic bone graft substitutes. Autograft is considered the standard of care. This procedure is well established among surgeons, has extensive long-term data and has remained relatively unchanged for many years.

Market participants, including our company, have developed various bone graft substitute products as alternatives to, or for use in combination with, autograft in orthopedic procedures. Our primary competitor in the orthobiologics market is Medtronic Sofamor Danek, with its recombinant BMP product, the INFUSE Bone Graft. We also face competition from DePuy Inc., a Johnson & Johnson company, Synthes Inc., Musculoskeletal Tissue Foundation, Stryker Corporation, Osteotech, Inc., Regeneration Technologies, Inc., Wright Medical Technology, Inc., Biomet, Inc., Orthovita, Inc. and other small to midsize companies that are active in the orthobiologics market. Many of our competitors enjoy significant competitive advantages over us, including:

•	greater name recognition;

•	further established relationships with healthcare professionals, customers and third-party payers;

•	further established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer discounts or incentives;

•	greater experience in conducting research and development, manufacturing, conducting clinical trials, obtaining regulatory approval for products and marketing products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

We anticipate that companies will dedicate significant resources to developing competing products and services because of the size of the orthobiologics market and its growth potential. These products or procedures could prove to be more effective, safer or less costly than our products. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and could render our products obsolete.

We believe the principal competitive factors in the market for orthobiologics include:

•	improved patient outcomes, as demonstrated through evidence based clinical studies;

•	predictable and consistent formation of high-quality musculoskeletal tissue;

•	demonstrated or perceived product quality;

•	cost effectiveness;

•	physicians’ acceptance and adoption;

•	ease of use;

•	sales and marketing capability; and

•	patent protection.

Intellectual Property:

Our business depends upon significant know-how and proprietary technology. To protect this know-how and proprietary technology, we rely on intellectual property protections provided by patents, trademarks, trade secrets and confidentiality agreements both in the United States and in selected foreign countries. As of December 31, 2006, we had 22 issued U.S. patents, 4 pending U.S. patent applications, 14 granted European patents and 5 pending European patent applications. Our issued U.S. patents expire between 2014 and 2023, with the key enabling patents that protect the Accell technology expiring in 2023.

We rely on our patent estate to provide us with competitive advantages with respect to existing product lines. For example, we hold patents relating to our entire line of Accell products and to our DynaGraft II and OrthoBlast II products. The duration of patent rights generally is twenty years from the date of filing a priority application. We cannot assure you that any pending patent applications will result in issued patents or that any currently issued patents, or patents which may be issued, will provide us with sufficient protection in the case of an infringement of our technology or that others will not independently develop technology comparable or superior to our technology.

The industry we operate in has been subject to a large number of patent filings and patent infringement litigation. Whether our products infringe any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation. If an infringement allegation is made against us, we may seek to invalidate the asserted patent claim and may allege non-infringement of the asserted patent claim. In order for us to invalidate a U.S. patent claim, we would need to rebut the presumption of validity afforded to issued patents in the United States with clear and convincing evidence of invalidity, which is a high burden of proof.

On October 27, 2003, we acquired GenSci OrthoBiologics, Inc., or GenSci, from its parent company, GenSci Regeneration Sciences Inc., or GenSci Regeneration. GenSci Regeneration and GenSci, or the GenSci Group, were involved in a patent infringement case involving claims that the DynaGraft Gel and DynaGraft Putty brands infringed patents owned by Osteotech, Inc., or Osteotech. On December 17, 2001, a jury found the GenSci Group liable for patent infringement for damages of approximately $17.5 million related to DynaGraft. On October 27, 2003, the GenSci Group reached a final settlement with Osteotech that included a requirement for the GenSci Group to pay Osteotech $7.5 million over a five-year period. We assumed this liability as part of our acquisition of GenSci and as of September 30, 2006, $2.25 million remains to be paid.

As part of the settlement, Osteotech agreed that GenSci’s new products — our current DynaGraft II products — did not violate Osteotech’s patents. The agreement was conditioned upon the accuracy of the information provided, and the representations made, by the GenSci Group. As a result, if those representations are inaccurate or incomplete, Osteotech could sue us for patent infringement relating to our DynaGraft II products. The representations of the GenSci Group under the settlement agreement will survive until February 29, 2011.

We also rely on trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with our company. These agreements provide that all confidential information developed or made known to the individual during the course of their relationship with our company must be kept confidential, except in specified circumstances. We cannot assure you that: the individuals subjected to these agreements will not breach them; we would have adequate remedies for any breach; or our trade secrets will not otherwise become known or be independently developed by our competitors.

Additionally, we have various U.S. and foreign trademark registrations. As long as the trademarks are being commercially used and their registration timely renewed, trademark rights are essentially perpetual.

Research and Development:

We focus our research and development efforts on the continued improvement of our Accell products. This includes efforts to demonstrate that our Accell products consistently perform comparably to autograft, the current standard of care. We also sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that we believe demonstrate the significant benefits of our Accell technology. This is done by testing our Accell products in animals where the graft is used in the same way as it is in clinical applications. We also intend to commence clinical studies to further measure key clinical outcomes that can influence market adoption of our Accell products.

We also focus our research and development efforts on the development of new products and the acquisition of other orthobiologics that may be complementary to our existing product portfolio. Of particular interest are growth factors and collateral technologies that may be clinically useful for the repair and regeneration of soft musculoskeletal tissues, including the spinal disc and articular cartilage. We cannot predict when, if ever, we will develop products based on these technologies.

In the years ended December 31, 2003, 2004 and 2005, we incurred $16.6 million, $12.2 million and $6.3 million, respectively, of research and development expense.

Prospective Clinical Studies:

In 2007, we intend to undertake prospective clinical studies designed to evaluate the efficacy and ease of use of our Accell products in various procedures, including spinal fusion, revision arthroplasty and procedures to treat trauma of the lower extremities.

Spinal Fusion

We plan to evaluate the efficacy of our Accell products in one or two level posterolateral spinal fusion procedures. This may also include use in transforaminal interbody fusion procedures. This is one of the most common spinal fusion procedures performed today. We intend to enroll in excess of 200 patients in this study. The study will be prospectively controlled with two-thirds of the patients receiving Accell combined with local autograft, which is one of the approved uses of Accell that increases the amount of graft material often required in spinal fusion. One-third of the patients will receive autograft harvested from the iliac crest. We expect to utilize standard assessment techniques, such as radiographic and computed tomography, or CT, to assess the fusion and analyze the other relevant outcome measures.

Revision Arthroplasty

We also plan to evaluate the efficacy of our Accell products in acetabular reconstruction procedures associated with revision hip arthroplasty. We intend to enroll in excess of 50 patients in this study. The study will be designed to assess the benefit of our Accell products in promoting graft healing and integration of the acetabular prosthesis. We expect to incorporate radiographic assessment of the graft and analysis of other relevant outcomes measures.

Trauma

We also plan to evaluate the efficacy of our Accell products in trauma applications in various lower extremity indications. Healing of trauma in these extremities is often challenged by conditions that are not favorable to bone regeneration, including poor blood flow, underlying pathologies and metabolic disorders. We intend to enroll in excess of 50 patients in this study. We expect to incorporate radiographic and CT assessment of the fusion and analysis of other relevant outcomes measures. We will also evaluate the economic benefit of our products by assessing the potential reduction in surgical and hospital times. Where appropriate, Accell performance will be compared to a procedure where autograft is used as a control.

Environmental:

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements, including regulations or requirements regulating orthobiologics in the environment.

Government Regulations:

Our products are marketed on a global basis. The approval and selling of our products are subject to various regulatory and governmental oversight bodies. Depending on the regulatory category of each product, such as human tissue product, biological product, medical device or drug, separate regulations apply.

United States — Food and Drug Administration Regulation

Human Cells, Tissues and Cellular and Tissue-Based Products

Overview.  The United States Food and Drug Administration, or the FDA, has regulations governing human cells, tissues and cellular and tissue-based products, or HCT/Ps. An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into a human patient. Examples include bone, ligament, skin and cornea. The FDA excludes from the definition of an HCT/P the kidney, liver, heart, lung, pancreas or any other vascularized human organ and excludes semen or other reproductive tissues, human milk and bone marrow.

Section 361 of the Public Health Service Act, or PHSA, authorizes the FDA to issue regulations to prevent the introduction, transmission or spread of communicable disease. HCT/Ps regulated as ‘361’ HCT/Ps are subject to requirements relating to: registering facilities and listing products with FDA; screening and testing for tissue donor eligibility; Good Tissue Practice, or GTP, when processing, storing, labeling, and distribution HCT/Ps, including required labeling information; stringent record keeping; and adverse event reporting. A product regulated solely as a 361 HCT/P is not required to undergo premarket clearance or approval.

The FDA may inspect facilities engaged in manufacturing 361 HCT/Ps and authorize orders of retention, recall, destruction and cessation of manufacturing if the FDA has reasonable grounds to believe that an HCT/P or the facilities where it is manufactured are in violation of applicable regulations. There are also requirements relating to the import of HCT/Ps that allow the FDA to make a decision as to the HCT/Ps admissibility into the United States.

Some HCT/Ps also meet the definition of a biological product, medical device or drug regulated under the Federal Food, Drug and Cosmetic Act, or the FFDC Act. These biologic, device or drug HCT/Ps must comply both with the requirements exclusively applicable to 361 HCT/Ps and, in addition, with requirements applicable to biologics, devices or drugs, including premarket clearance or approval.

An HCT/P is eligible for regulation solely as a 361 HCT/P if it is: minimally manipulated; intended for homologous use as determined by labeling and advertising; the manufacture does not involve combination with another article, except for water, crystalloids, or a sterilizing, preserving, or storage agent (not raising new clinical safety concerns for the HCT/P); and it does not have a systemic effect and is not dependent upon the metabolic activity of living cells for its primary function or, if it has such an effect, it is intended for autologous use or allogeneic use in close relatives or for reproductive use. If not all of these requirements are met, then the HCT/P is also subject to applicable biologic, device, or drug regulation under the FFDC Act.

Status of our HCT/P Products.  We market and sell bone graft substitutes that contain human demineralized bone, or DBM. The FDA has determined, in guidance entitled “Jurisdictional Update: Demineralized Bone Matrix,” that products consisting of DBM combined with added carriers to improve handling generally do not meet the criteria for regulation solely as a 361 HCT/P, because the added carriers are not sterilizing, preserving or storage agents. As a result, bone graft substitutes consisting of DBM with added carriers are regulated as both 361 HCT/Ps and as medical devices. All of our currently marketed products are subject to regulation as 361 HCT/Ps and, except as described in the following paragraph, as medical devices. You may find out more information about our approved medical devices below under the caption “— Medical Devices — Status of Our Medical Device Products.”

We have and continue to market our Accell Putty and Accell TBM products based upon our assessment that they are subject to regulation solely as 361 HCT/Ps under FDA’s definition, since they do not contain added carriers to improve handling and we believe they otherwise meet the definition of an HCT/P. On June 28, 2006, we submitted a 510(k) premarket notification for our Accell family of products. On September 28, 2006, FDA sent us a letter requesting additional information about our Accell products that was needed in order to complete their review of our submission. On October 6, 2006, the FDA wrote to us separately with their conclusion that Accell DBM100, which we now refer to as Accell Putty, does not meet the criteria for regulation solely as a 361 HCT/P because the exposure of this product to e-beam irradiation, in their view, constitutes more than minimal manipulation. On October 27, 2006, we responded to the request for additional information regarding the 510(k) submission. Although we continue to believe that Accell Putty and Accell TBM satisfy the requirements to be regulated solely as a 361 HCT/P, because of uncertainty surrounding the applicability of FDA’s definition of an

HCT/P, we have clarified our pending 510(k) submission to note that both Accell Putty and Accell TBM are part of the Accell family included in the submission. That 510(k) submission remains pending with the FDA. We continue to market Accell Putty and Accell TBM while the 510(k) submission is pending. We cannot assure you that the 510(k) submission will be cleared in a timely fashion or at all, or that the FDA will permit the continued marketing of either of these two products without 510(k) clearance or that the FDA will not impose enforcement sanctions for past marketing of these two products without 510(k) clearance. The Accell family 510(k) consists of our next generation of Accell products, including a spine indication for Accell Connexus, Accell Putty and Accell TBM.

State and Voluntary Regulation.  Some states have their own tissue banking regulation. We are licensed or have permits for tissue banking in California, Florida, New York and Maryland. In addition, tissue banks may undergo voluntary accreditation by the American Association of Tissue Banks, or the AATB. The AATB has issued operating standards for tissue banking. Compliance with these standards is a requirement in order to become an AATB accredited tissue establishment. We have been AATB accredited since 2003.

National Organ Transplant Act.  Procurement of certain human organs and tissue for transplantation is subject to the restrictions of the National Organ Transplant Act, or NOTA, which prohibits the transfer of certain human organs, including skin and related tissue for valuable consideration, but permits the reasonable payment associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue and skin. We reimburse tissue banks for their expenses associated with the recovery, storage and transportation of donated human tissue that they provide to us for processing. We include in our pricing structure amounts paid to tissue banks to reimburse them for their expenses associated with the recovery and transportation of the tissue, in addition to certain costs associated with processing, preservation, quality control and storage of the tissue, marketing and medical education expenses and costs associated with development of tissue processing technologies. NOTA payment allowances may be interpreted to limit the amount of costs and expenses that we may recover in our pricing for our products, thereby negatively impacting our future revenue and profitability. If we were to be found to have violated NOTA’s prohibition on the sale or transfer of human tissue valuable consideration, we would potentially be subject to criminal enforcement sanctions, which could materially and adversely affect our results of operations.

Medical Devices

The medical device products that we market and sell in the United States are regulated by the FDA under the FFDC Act. FDA medical device regulations govern, among other things, the following activities that we perform:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product labeling;

•	product storage;

•	premarket clearance or approval;

•	advertising and promotion; and

•	product sales and distribution.

To be commercially distributed in the United States, a medical device, unless specifically exempted, must receive either 510(k) clearance or premarket approval, or PMA, from the FDA prior to marketing pursuant to the FFDC Act. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution. This is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k)-cleared device or a preamendment class III device (in commercial distribution before 28 May 1976) for which PMA applications have not been called, are placed in class III requiring PMA approval.

510(k) Clearance Pathway.  To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k)-cleared device or a preamendment device for which the FDA has not yet called for PMA applications. The FDA’s 510(k) clearance pathway usually takes from three to four months, but it can take longer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

PMA Approval Pathway.  A medical device not eligible for 510(k) clearance must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. A PMA application must provide extensive preclinical and clinical trial data and information about the device and its components regarding manufacturing, labeling and promotion. As part of the PMA application review, the FDA will inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which includes elaborate testing, control, documentation and other quality assurance procedures. Even after approval of a PMA application, a new PMA application or a supplemental filing to an existing PMA is required in the event of a modification to the device, its labeling or its manufacturing process affecting the safety or efficacy of the device.

Postmarket Requirements.  After a device is cleared or approved for commercial distribution, numerous regulatory requirements apply. These include: the Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of medical devices; the FDA’s general prohibition against promoting products for unapproved or ‘off-label’ uses; the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and the Reports of Corrections and Removals regulation, which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FFDC Act.

Enforcement.  The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from an untitled letter or a Warning Letter to more severe sanctions such as:

•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

Status of our Medical Device Products.  We do not currently market any products that require PMA approval. The following chart identifies the 510(k) clearances we hold for each of our currently marketed products:

Product Name	Indication

Accell Plus	For orthopedic applications as filler for gaps or voids that are not intrinsic to the stability of the bony structure. Accell Plus is indicated to be packed gently into bony gaps in the skeletal system as a bone graft extender and as bony void filler of the extremities and pelvis. These defects may be surgically created or from the result of traumatic injury to the bone.

Accell Plus is also cleared for applications involving the augmentation or reconstructive treatment of alveolar ridge. This includes, filling of defects after root resection, apicoectomy and cystectomy, filling of extraction sockets to enhance preservation of the alveolar ridge, elevation of maxillary sinus floor and treatment of periodontal defects

DynaGraft II	DynaGraft II is cleared for orthopedic applications as a filler for gaps or voids that are not intrinsic to the stability of the bony structure. DynaGraft II is indicated to be packed gently into bony gaps in the skeletal system as a bone graft extender (extremities, spine, pelvis) and as bony void filler of the extremities and pelvis. These defects may be surgically created or from the result of traumatic injury to the bone.

DynaGraft II is also cleared for applications involving the augmentation or reconstructive treatment of alveolar ridge. This includes, filling of defects after root resection, apicoectomy and cystectomy, filling of extraction sockets to enhance preservation of the alveolar ridge, elevation of maxillary sinus floor and treatment of periodontal defects.

OrthoBlast II	OrthoBlast II is cleared for orthopedic applications as filler for gaps or voids that are not intrinsic to the stability of the bony structure. OrthoBlast II is indicated to be packed gently into bony gaps in the skeletal system as a bone graft extender and as a bone void filler of the extremities and pelvis. These defects may be surgically created or from the result of traumatic injury to the bone.

OrthoBlast II is also cleared for applications involving the augmentation or reconstructive treatment of alveolar ridge. This includes, filling of defects after root resection, apicoectomy and cystectomy, filling of extraction sockets to enhance preservation of the alveolar ridge, elevation of maxillary sinus floor and treatment of periodontal defects.

OsSatura BCP	OsSatura BCP is cleared for orthopedic applications as a filler for gaps or voids that are not intrinsic to the stability of the bony structure. OsSatura BCP is indicated to be packed gently into bony voids or gaps of the skeletal system, i.e., extremities, spine, and pelvis. These defects may be surgically created or from the result of traumatic injury to the bone.

OsSatura BCP is also cleared for applications involving the augmentation or reconstructive treatment of alveolar ridge. This includes, filling of defects after root resection, apicoectomy and cystectomy, filling of extraction sockets to enhance preservation of the alveolar ridge, elevation of maxillary sinus floor and treatment of periodontal defects.

OsSatura TCP	OsSatura TCP is cleared for use as bone void filler for voids or gaps that are not intrinsic to the stability of the bony structure. OsSatura TCP is indicated for the treatment of surgically created osseous defects or osseous defects created from traumatic injury to the bone. OsSatura TCP is intended to be gently packed into voids or gaps in the skeletal system, i.e., extremities, spine and pelvis).

We have also submitted a premarket notification seeking 510(k) clearance of our entire Accell family of products, a next generation Accell product, Accell Putty, Accell Plus and Accell TBM, for use as fillers for gaps or voids that are not intrinsic to the stability of the bony structure. We have requested a 510(k) clearance indicating that the products may be packed gently into bony gaps in the skeletal system as bone graft extenders in the spine, extremities and pelvis, or as bone void fillers of the extremities and pelvis.

To date, the FDA has required our 510(k) clearances to be supported with bench testing, animal study data or both, but has not required clinical studies. We cannot assure that the FDA will not in the future require supporting clinical studies and/or PMA approval. We may file 510(k) notifications for additional products or indications in 2007.

Although we believe we are in substantial compliance with FDA premarket and postmarket requirements as to all of our products, we cannot assure you that the FDA would agree or that we will not be subject to significant enforcement sanctions if the FDA concludes that we have not fully complied and/or are not in full compliance with all requirements. With respect to one of our products, Accell Putty, on October 6, 2006, the FDA separately sent us a written ruling that Accell Putty is not eligible for regulation solely as a 361 HCT/P. We have submitted a 510(k) notification for this product, which is currently pending with the FDA.

United States — Healthcare Regulation

Fraud and Abuse.  In the United States, federal and state anti-kickback laws generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other healthcare-related business. For example, the federal Anti-Kickback Statute prohibits anyone from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce the referral of patients for, or the purchase, order or recommendation of, healthcare products and services for which payment may be made under a federal healthcare program (including Medicare and Medicaid). The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that may be lawful in businesses outside of the healthcare industry. The U.S. Department of Health and Human Services, or HHS has issued a series of regulations, known as “safe harbors,” that deem certain arrangements meeting specified requirements to comply with the federal Anti-Kickback Statute. The failure of a transaction or arrangement to meet all requirements of one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each requirement of an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the HHS Office of Inspector General.

Some states have anti-kickback laws which establish similar prohibitions, although these state laws may apply regardless of whether federal health care program payment is involved. Anti-kickback laws constrain our sales, marketing and promotional activities by limiting the kinds of financial arrangements we may have with physicians, hospitals and others in a position to purchase, recommend or refer patients for its products. We have entered into consulting arrangements with surgeons who may use or recommend our products. We have executed written agreements with these surgeons which specify the nature of the consulting services and the compensation which the surgeons are paid. We have also instituted the use of Work Activity Reports to document that the agreed upon quarterly payments under the agreements are for work actually completed by the surgeons.

Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent. For example, the federal Civil False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program (including Medicaid and Medicare). The False Claims Act has been used to assert liability on the basis of inadequate care and improper use of Medicare numbers when detailing the provider of services, in addition to more predictable allegations regarding misrepresentations with respect to nature of the services rendered. In addition, although manufacturers like our company do not typically submit claims to third-party payers, some of these false claims laws can potentially be used by government enforcement officials or private qui tam relators against a manufacturer which provides incorrect coding or billing advice about its products to customers that file claims, or which engages in kickback arrangements with customers that file claims. We are unable to predict whether we could be subject to actions under the False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws. If our past or present operations, including our financial arrangements with physicians who use our products, are found to be in violation of these laws, we could be subject to civil and criminal penalties, including imprisonment, fines and exclusion from participation in federal health care programs.

Third-Party Reimbursement.  Healthcare providers that purchase medical devices generally rely on third-party payers, including the Medicare and Medicaid programs and private payers, such as indemnity insurers, employer group health insurance programs and managed care plans, to reimburse all or part of the cost of the products. As a result, demand for our products is and will continue to be dependent in part on the coverage and reimbursement policies of these payers. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Reimbursement from Medicare, Medicaid and other third-party payers may be subject to periodic adjustments as a result of legislative, regulatory and policy changes as well as budgetary pressures. Possible reductions in coverage or reimbursement by third-party payers as a result of these changes may affect our customers’ revenue and ability to purchase our products. Any changes in the healthcare regulatory, payment or enforcement landscape relative to our customers’ healthcare services has the potential to significantly affect our operations and revenue.

Medicare.  Medicare is a federal healthcare program administered by the Centers for Medicare and Medicaid Services, or CMS. Available to individuals age 65 or over and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover and reimburse, within prescribed limits, items or services furnished to Medicare beneficiaries that are reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary receives healthcare items and services.

A portion of our revenue is derived from our customers who operate inpatient hospital facilities. Items and services provided in the inpatient hospital setting are covered under Medicare Part A. Under Part A, acute care hospitals are generally reimbursed by Medicare for inpatient operating costs based upon prospectively determined rates using a prospective payment system, or PPS. For inpatient stays in acute care hospitals, the prospective payment is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay, using a classification known as diagnosis-related groups, or DRGs. Each DRG has an index-like “relative weight” that represents the average resources required to care for cases grouped in that particular DRG relative to the average resources used to treat cases in all DRGs. The DRG payments are deemed to cover all devices and services that are provided during that stay regardless of the actual costs of such services, with limited exceptions. Certain additional or “outlier” payments may be made to a hospital for cases involving unusually high costs or for costly new technology meeting certain qualifying criteria. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the DRG-based payments made to hospitals for the services furnished to Medicare-eligible inpatients in which the devices are utilized. Because PPS payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies, including equipment sold by us, that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs.

Another portion of our revenue is derived from our customers who operate outpatient hospital facilities. Outpatient hospital services are covered under Medicare Part B. Under Part B, reimbursement for hospital outpatient costs is based upon prospectively determined rates pursuant to the Outpatient Prospective Payment System, or OPPS. Items and services furnished to a Medicare beneficiary during an outpatient encounter are assigned to ambulatory payment classifications, or APCs, under which procedures are categorized. Hospital claims for payment use billing codes, including Current Procedural Terminology, or CPT, codes. CMS assigns procedures that are comparable, both clinically and in terms of the resources required, to the same clinical APCs. Hospitals paid under OPPS and performing outpatient procedures for Medicare patients are paid the applicable predetermined payment rate for the APC, regardless of the actual cost of the services provided. Certain additional or “outlier” payments may be made to a hospital for cases involving unusually high costs. Under OPPS, hospitals generally do not receive direct Medicare reimbursement for the specific costs incurred in purchasing medical devices, as payment for devices usually is deemed to be included within the APC-based payments made to hospitals for the services furnished to Medicare-eligible outpatient in which the devices are utilized. Because OPPS payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing case, hospitals have incentives to lower their outpatient costs by utilizing products, devices and supplies, including equipment sold by us, that will decrease labor or otherwise lower their costs.

In addition to payments to hospitals for inpatient or outpatient procedures using our products, Medicare makes separate payments to physicians for their professional services furnished in performing these procedures under Part B. Physician claims for payment use billing codes, predominantly CPT codes. Payments to physicians for their professional services are determined under the Medicare physician fee schedule. For this fee schedule, CMS assigns relative value units to the various billing codes which are intended to reflect the relative resources expended by the physician in performing the applicable service.

Medicaid.  The Medicaid program is a joint-funded federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. Coverage, method and level of reimbursement vary from state to state and is subject to each state’s budget restraints.

Private Payers.  Many third-party private payers, including indemnity insurers, employer group health insurance programs and managed care plans, presently provide coverage for the purchase of medical devices which may include our products. The scope of coverage and payment policies varies among third-party private payers. Furthermore, many such payers are investigating or implementing methods for reducing healthcare costs, such as the establishment of capitated or prospective payment systems. Cost containment pressures have led to an increased emphasis on the use of cost-effective technologies and products by healthcare providers.

Health Insurance Portability and Accountability Act of 1996 and Related Laws.  U.S. Federal and state laws protect the confidentiality of certain health information, in particular individually identifiable health information such as medical records, and restrict the use and disclosure of that protected information. At the federal level, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These rules protect health information by regulating its use and disclosure, including for research purposes. Failure of a HIPAA “covered entity” (such as a hospital or academic medical center) to comply with HIPAA could constitute a violation of federal law, subject to civil and criminal penalties. IsoTis is not directly subject to the HIPAA rules as a “covered entity”; however, and under HIPAA, IsoTis is permitted to obtain information from purchasers under certain conditions, such as when relevant to its responsibilities for overseeing the quality, safety, or effectiveness of the product. Nevertheless, because conduct by a person that may not be prosecuted directly under HIPAA’s criminal provisions could potentially be prosecuted under aiding and abetting or conspiracy laws, we are unable to determine whether our actions could be subject to prosecution in the event of an impermissible disclosure of data to us.

Finally, many state laws apply to the use and disclosure of health information, which could affect the manner in which we conduct our research and development activities, as well as other aspects of our operations. Moreover, such laws are not necessarily pre-empted by HIPAA and its rules, in particular those state laws that afford greater privacy protection to the individual than HIPAA. Such state health information confidentiality laws typically have their own penalty provisions, which could be applied in the event of an unlawful action regarding health information.

Europe and Rest of the World

Human Tissue Based Products

Currently, our products, including those containing DBM, are not medical devices as defined in the Medical Device Directive (93/42/EC). They are also not medicinal products as defined in Directive 2001/83/EC. Today, regulations, if applicable, are different from one EU member state to the next.

As of April 2006, Directive 2004/23/EC has been enforced relative to setting standards of quality and safety for the donation, procurement, testing, processing, preservation, storage and distribution of human tissues and cells. A second tier level of directives was also developed in support of Directive 2004/23/EC. In particular, Directive

2006/17/EC, in force as of November 2006, and Directive 2006/86/EC, to be enforced in September 2007, are both linked to Directive 2004/23/EC. These directives are not aimed at harmonizing free trade among the EU member states and will only have legal consequences when transposed into member state laws and regulations. However, to promote free trade among member states, the European Commission has issued a draft regulation with the title “advanced therapy medicinal products” and it has amended Directive 2001/83/EC and Regulation No 726/2004 on 16 November 2005. This latter regulation is based on the existing EU pharmaceutical framework and the classical pharmaceutical technical requirements, but will be modified to reflect more suitable requirements for human tissue based technology. These requirements are not issued at this moment. The regulation as currently drafted would affect our products, including our Accell-based products. The draft regulation in whole has not yet been accepted by the European Parliament; such acceptance of the regulation in its present form would take approximately two years.

Due to the absence of a harmonized regulatory framework and the proposed regulation for advanced therapy medicinal products in the EU, the approval process may be extensive, lengthy, expensive, and unpredictable.

Medical Devices

In Europe, medical devices have to receive a CE mark and undergo a technical conformity assessment that is conducted by a selected Notified Body to determine whether the manufacturer conforms to the essential requirements of the Medical Device Directive of the EU. Depending on the classification of the product, more onerous controls and testing may be required. Our OsSatura products are Class III CE marked products.

In the rest of the world, our products are regulated by equivalent national regulatory authorities. Outside of the United States and the EU, we are selling our products in Canada, in countries in the Middle East, the Far East and Australia and we believe that we are in compliance with applicable regulations.

Employees:

As of September 30, 2006, we had 161 employees, with 34 in sales and marketing, six in research and development, 29 in general and administrative, 72 in operations and 20 in clinical, regulatory and quality assurance. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees are represented by a labor union, and we believe our employee relations are good.

Facilities:

We lease a production, laboratory and administrative office facility, comprising of approximately 26,000 square feet in Irvine, California, for the production and distribution of all of our products other than our synthetic bone graft substitutes. The lease on this facility expires in June 2007. We have entered into a lease for new facilities in Irvine and are in the process of transitioning all of the laboratory, production and administrative offices located in our existing Irvine facility to this new facility. We expect to complete the transition to this new facility in June 2007. The new facility is approximately 44,000 square feet, including 6,800 square feet of a class 10,000 clean room. The lease on our new facility will expire in July 2011, with an option to extend for an additional five years.

We lease approximately 4,600 square feet of office facilities in Lausanne, Switzerland which we use primarily for our international sales and marketing efforts. The lease on this facility will expire in August 2009. We also lease approximately 38,900 square feet of office, laboratory and production facilities in Bilthoven, The Netherlands, where we produce our synthetic bone graft substitutes. We discontinued our operations in Bilthoven, The Netherlands, at the end of 2006, although we remain subject to the lease through 2009. We intend to sublet the facility for the remaining term of the lease.

Legal Proceedings:

We are subject to various claims, complaints and legal actions in the normal course of business from time to time. We do not believe we have any currently pending litigation of which the outcome, individually or in the aggregate, will have a material adverse effect on our operations or financial position.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information as of December 31, 2006, about our Executive Officers and Directors.

Name	Age	Position

Pieter Wolters	41	President, Chief Executive Officer and Director
Robert J. Morocco	38	Chief Financial Officer, Senior Vice President, Secretary and Treasurer
Alan Donze	42	Senior Vice President, Sales
Gene B. Reu	44	Senior Vice President, Operations
John F. Kay, Ph.D.	56	Chief Scientific Officer
Kathryn Liljestrand	50	Vice President Marketing
James W. Poser	48	Senior Vice President, Research and Development, Chief Technology Officer
Karon Morell	57	Vice President Regulation and Quality
James Trotman, M.D.(3)	67	Chairman of the Board
Barbara Boyan, Ph.D.(3)	57	Director
Aart Brouwer(2)	66	Director
Darrell Elliott(1)(3)	60	Director
David N. Gill(1)	51	Director
James Hart(2)	48	Director
Daniel Kollin(1)	65	Director

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.

Pieter Wolters is the President and Chief Executive Officer of IsoTis, Inc. Mr. Wolters was appointed President and Chief Executive Officer of IsoTis S.A. in July 2004. Prior to becoming its Chief Executive Officer, he was a member of IsoTis S.A.’s executive committee and its Chief Financial Officer from 2002. He was Chief Executive Officer of IsoTis N.V. in 2002 at the time of the merger of IsoTis S.A. and Modex Thérapeutiques S.A. He joined IsoTis N.V. in 1997 as Chief Financial Officer, Mr. Wolters assisted IsoTis N.V. in raising capital in excess of EUR 100 million through private equity rounds and IsoTis N.V.’s EUR 80 million initial public offering in 2000. Prior to joining IsoTis, between 1992 and 1997, he held various corporate finance positions at Rodamco, the public global real estate company of Dutch Robeco Group. He received a law degree from Leiden University, the Netherlands in 1989.

Robert J. Morocco is the Chief Financial Officer, Senior Vice President, Secretary and Treasurer of IsoTis, Inc. Mr. Morocco was appointed Chief Financial Officer, Vice President, Secretary and Treasurer of IsoTis S.A. in February 2005. Mr. Morocco was previously the Chief Financial Officer at Opus Medical Inc., a privately held sports medicine company that was acquired by ArthroCare Corporation in 2004. Prior to joining Opus Medical Inc., Mr. Morocco served as Executive Vice President and Chief Financial Officer for A-Med Systems, Inc. He also served as Chief Financial Officer for Orthopaedic Biosystems Inc., now part of Smith & Nephew, and Director of Finance and Corporate Controller for Sensory Science Corp., a publicly traded entity. Mr. Morocco began his career at Deloitte & Touche LLP and is a certified public accountant.

Alan Donze is the Senior Vice President Sales of IsoTis, Inc. Mr. Donze was appointed Vice President Sales of IsoTis S.A. in February 2006. From 2005 until his appointment as Vice President of Sales, Mr. Donze was Managing Partner of DPC Corporation, a healthcare and medical devices consultancy. From 1999 through 2004, Mr. Donze was Vice President and General Manager of Stryker Communications where he was instrumental in the development of the ‘Orthopedic Operating Room of the Future,’ using state of the art communication technology.

In addition, Mr. Donze managed Stryker’s Endoscopic Services program, which provided specialty outsourced technicians to the orthopedic surgical marketplace. Managed by Mr. Donze from start-up, both companies belong to Stryker’s MedSurg Equipment division. Between 1991 and 1999, Mr. Donze held different sales and marketing positions of increasing responsibility at Stryker Endoscopy, including Director of Strategic Marketing, Southeast Regional Sales Manager and Endoscopy Sales Representative. Mr. Donze holds a B.S. from Louisiana State University.

Gene B. Reu is the Senior Vice President of Operations of IsoTis, Inc. Mr. Reu was appointed Vice President of Operations of IsoTis S.A. in August 2006. From 2004 until his appointment as Vice President of Operations, Mr. Reu served as Vice President & General Manager of Coblation Technologies at ArthroCare, Inc. From 2002 to 2004, Mr. Reu served as Vice President of Operations at Opus Medical, Inc., which was acquired by ArthroCare, Inc. in 2004. From 1998 to 2002, Mr. Reu served as Vice President of R&D and Operations at Cryogen, Inc. Prior to 1998, Mr. Reu held a number of senior development and quality assurance positions in the industry, including at Ethicon, Inc. and Baxter Edwards. Mr. Reu holds B.S. and M.S. degrees in mechanical engineering from the University of Minnesota.

John F. Kay, Ph.D. is the Chief Scientific Officer of IsoTis, Inc. Dr. Kay was appointed Chief Scientific Officer of IsoTis OrthoBiologics Inc., a subsidiary of IsoTis S.A., in October 2003. He was the Vice President of Research and Product Development of GenSci from 2001 to 2003. His current focus is on supporting our expanding sales management organization with technical expertise of its technology. He was the Founder, President and Chief Executive Officer of Bio-Interfaces Inc. from 1987 to 2001 and Co-Founder and Director of Research and Development of Calcitek, Inc. from 1981 to 1987.

Kathryn Liljestrand is the Vice President Marketing of IsoTis, Inc. Ms. Liljestrand was appointed Vice President of Marketing of IsoTis OrthoBiologics, Inc. in September 2005. She has approximately 25 years experience in the medical device industry, including almost 15 years in the orthopedics sector with companies such as Surgical Dynamics, Smith & Nephew plc, Wright Medical Inc., and Sofamor Danek Group Inc. At Surgical Dynamics she was Senior Director of Sales, with responsibility for the $100 million spinal products division. At Smith & Nephew from 2000 until 2005, she was initially responsible for U.S. marketing development of the trauma product line, and for the past three years she held different positions in the Reconstructive Division, most recently as Director of Patient Advocacy.

James W. Poser, Ph.D. is the Senior Vice President, Research and Development, and Chief Technology Officer of IsoTis, Inc. Dr. Poser was appointed Vice President, Research and Development, and Chief Technology Officer of IsoTis S.A. in July 2006. From 2001 to 2004, Dr. Poser served as Vice President & General of Manager Bone Substitutes at Stryker Orthopaedics. From 1994 to 2001, Dr. Poser was at Orquest, Inc., which was acquired by DuPuy, Inc. At Orquest, a company focused on developing biologically-based implants for orthopaedics and spine surgery, he held the Vice President of R&D position before being promoted to Senior Executive and Chief Scientific Officer in 1999. Prior to that Dr. Poser held different senior clinical and R&D positions in industry, among others at Osteotech, Inc. and Procter & Gamble Inc. Dr. Poser, who is also a member of the IsoTis Scientific Advisory Board, served as a close advisor to IsoTis from 2005 until his appointment as Senior Vice President, Research and Development, Chief Technology Officer and Chief Technology Officer. Dr. Poser holds a B.A. in Biochemistry — Molecular Biology, and a Ph.D. in Chemistry.

Karon Morell is the Vice President, Regulation and Quality. Ms. Morell was appointed Director of Regulation and Quality of IsoTis S.A. in May 2006. In December 2006, she was promoted to Vice President of Regulation and Quality of IsoTis Inc. Before her appointment at IsoTis S.A., Ms. Morell served as Vice President of Quality and Regulatory Affairs for Medegen MMS Inc.,from 2004 to 2006. Ms. Morell served as Director of Quality Assurance and Regulatory Affairs at IsoTis until her appointment as Vice President of Quality Assurance and Regulatory Affairs in December 2006. Ms. Morell served as the US Director of Regulatory and Clinical Affairs & Compliance at Nobel Biocare USA, Inc. from 2001 to 2004. Ms. Morell served as the Vice President of Quality and Regulatory Affairs at Newport Medical Instruments, Inc., a US division of TOKIBO of Japan from 1995 to 2001. Prior to 1995, Ms. Morell held a number of senior management positions and has over 25 years experience in the medical device industry which encompasses various products from implants to electro-mechanical life support systems. Ms. Morell holds a B.A. in Business Management.

James Trotman, M.D. has served as a director and as Chairman of the board of directors of IsoTis, S.A. since October 2003 and has served as a director and Chairman of the board of directors of IsoTis, Inc. since November 2006. As a founder of GenSci, which was acquired by IsoTis in 2003, he has held various positions since 1992. Dr. Trotman was Chairman and Director of GenSci from 1992 to 2003, he was Chief Executive Officer and President until 1999 and Chief Executive Officer until 2000. Dr. Trotman is Chairman of SMC Ventures and also acts as a private consultant to other unrelated biotechnology companies. He is a member of the National Association of Corporate Directors. Prior to his involvement in the biotechnology sector, Dr. Trotman was a physician, surgeon and medical administrator for over 25 years in Canada.

Barbara Boyan, Ph.D. has served as a director of IsoTis S.A. since May 2006 and as a director of IsoTis, Inc. since November 2006. Dr. Boyan is a professor in the Wallace H. Coulter Department of Biomedical Engineering at Georgia Tech and Emory University in Atlanta, Georgia, where she holds the Price Gilbert, Jr. Chair in Tissue Engineering. She is also an adjunct professor in the Departments of Orthopaedics and Cell Biology at Emory University Medical School as well as the Schools of Biology and Materials Science and Engineering at the Georgia Institute of Technology. Dr. Boyan is a Co-Founder of OsteoBiologics, Inc., which was acquired by Smith & Nephew in July 2006, Biomedical Development Corporation and Orthonics, Inc. She is a member of the Board of Directors of ArthroCare, Inc. Dr. Boyan also chairs the Scientific Advisory Board of IsoTis.

Aart Brouwer has served as a director of IsoTis S.A. since November 2002 and as a director of IsoTis, Inc. since November 2006. Mr. Brouwer served on IsoTis N.V.’s Supervisory Board in May 2002 and was Chairman of the board of directors of IsoTis S.A. from November 2002 until October 2003, at which time he became Vice Chairman of the IsoTis S.A. board of directors. Since November 2005, Mr. Brouwer has been President of Celgene International Sarl. Until 2002, Mr. Brouwer was Vice President of Europe for Amgen Inc., a leading biotechnology company. Mr. Brouwer has held a range of senior marketing and management functions in the global pharmaceutical and biotech industries. In 2000, Mr. Brouwer founded BioNetwork, a consultancy firm based in Switzerland.

Darrell Elliott has served as a director of IsoTis S.A. since October 2003 and as a director of IsoTis, Inc. since November 2006. He was previously a Director of GenSci. Mr. Elliott has been the Managing Director and Senior Vice President of MDS Capital Corporation since August 1999, President of MDS Ventures Pacific Inc. since January 2000 and CEO of British Columbia Medical Innovations Fund since 2004. Mr. Elliott has over 34 years of private equity investing and analogous operating experience in several countries and is a director of a number of unrelated public and private companies as follows: Aderis Inc., Cognetix Inc., Agrisoma Biosciences Inc., Medical Innovations Management Corporation, MDS Ventures Pacific Inc., Isuma Strategies Inc., Calyx Capital Advisers Inc., and Chairman of the Boards of Directors of Neuromed Technologies Inc., Neuromed Pharmaceuticals Corp., Chromos Molecular Systems Inc. and Inex Pharmaceuticals Corp.

David Gill has served as a director of IsoTis, Inc. since November 2006. From July 2005 to November 2006, was Senior Vice President, Chief Financial Officer and Treasurer of NxStage Medical, Inc., a publicly-traded medical device company. Mr. Gill served as Senior Vice President and Chief Financial Officer of CTI Molecular Imaging, Inc., a publicly-traded medical equipment company, from January 2002 to May 2005, before its sale. Previously, Mr. Gill served as Chief Financial Officer and Director from February 2000 to March 2001, and as President, Chief Operating Officer, and Director, of Interland, Inc. from January 2001 to August 2001, a publicly-traded telecom-related company, before its sale. Mr. Gill served from July 1996 to February 2000 as Chief Financial Officer and from February 1997 to February 2000 as Chief Operating Officer of Novoste Corporation, a publicly-traded medical device company. Mr. Gill also serves on the board of directors of LeMaitre Vascular, Inc., Idleaire Technologies Corporation and Calypso Medical. Mr. Gill has a B.S. in Accounting from Wake Forest University and an M.B.A. from Emory University and was formerly a certified public accountant.

James Hart has served as a director of IsoTis S.A. since June 2005 and as a director of IsoTis, Inc. since November 2006. Mr. Hart has more than 20 years of experience in the orthopedics industry. He began his career in sales management with Proctor & Gamble Inc. from 1981 through 1982, and continued in sales management positions in Johnson & Johnson’s Patient Care Division from 1983 through 1985. In 1986, he joined Zimmer, Inc. where, during the following 12 years, he held positions of increasing responsibility in the sales and marketing organization. His last position at Zimmer was Vice President Strategic Marketing. From 1998 to 2000, Mr. Hart was President, Chief Operational Officer and Director of Orthopaedic Biosystems Inc. In 2002, Mr. Hart was

appointed President, Chief Executive Officer and Director of Opus Medical Inc. Mr. Hart is currently President, Chief Executive Officer and director of Cayenne Medical Inc., an early stage sports medicine company.

Daniel Kollin has served as a director of IsoTis S.A. since October 2003 and as a director of IsoTis, Inc. since November 2006. Mr. Kollin was previously a Director of GenSci Regeneration. Mr. Kollin is the Managing Director of Biomed Capital Group Ltd., a strategic and business advisory firm, since January 1990, and worked in other areas of the financial industry in the past. Mr. Kollin is also a board member of American BioMedica Corporation.

Composition of the Board of Directors

Our bylaws provide that our board of directors shall consist of between five and nine members, with the exact number of directors to be determined by resolution of the board of directors. Our board of directors currently consists of eight members. With the exception of David Gill, all of our current directors also served as directors of IsoTis S.A. After review of all the relevant transactions or relationships between each director (and his or her family members) and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively determined that Barbara Boyan, Aart Brouwer, Darrell Elliott, David Gill, James Hart and Daniel Kollin are independent directors under the applicable listing standards of NASDAQ and Barbara Boyan, Aart Brouwer, Darrell Elliott, David Gill, James Hart and Daniel Kollin are independent under the rules of the SEC. We expect that our non-management directors will hold at least one executive session per quarter. In addition, if the non-management directors include directors who are not also independent directors, the independent directors shall also meet separately at least once per year in executive session.

The board of directors is divided into three classes designated Class I, Class II and Class III, each with staggered three-year terms, as follows:

•	Class I, which will consist of Dr. Trotman and Mr. Wolters, and whose term will expire at our annual meeting of stockholders to be held in 2007;

•	Class II, which will consist of Messrs. Elliott, Hart and Kollin, and whose term will expire at our annual meeting of stockholders to be held in 2008; and

•	Class III, which will consist of Dr. Boyan and Messrs. Brouwer and Gill, and whose term will expire at our annual meeting of stockholders to be held in 2009.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Committees of the Board of Directors

We have established an audit committee, compensation committee and nominating and corporate governance committee. Our audit committee, compensation committee and nominating and corporate governance committee charters will be available on our website, www.isotis.com, under the Investors section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Our audit committee consists of three directors, Messrs. Gill (Chairman), Elliott and Kollin. Each of these directors is independent as defined by the applicable rules of the NASDAQ and SEC. Our board of directors has determined that Messrs. Gill and Elliott each qualify as an “audit committee financial expert” under applicable SEC rules. Each member of the audit committee meets the financial literacy and experience requirements of the applicable NASDAQ rules. Both our independent auditors and management periodically meet privately with our audit committee. We have adopted an audit committee charter intended to satisfy applicable SEC and NASDAQ rules.

Our audit committee charter requires that the audit committee oversee our corporate accounting and financial reporting processes. The primary duties of our audit committee consist of, among other things:

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent auditors and deciding whether to retain their services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	reviewing and approving all related-party transactions;

•	reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of two directors, Messrs. Hart (Chairman) and Brouwer. Each of these directors is independent under NASDAQ rules and qualifies as a non-employee director and an outside director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Code, respectively. We have adopted a compensation committee charter, which outlines the compensation committee’s primary duties to include, among other things:

•	determining the compensation and other terms of employment of our CEO and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and approving the compensation and other terms of employment of our non-CEO executive officers and the corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending compensation for non-management directors’ service on our board of directors and any committees thereof;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	reviewing and approving appropriate insurance coverage for our officers and directors; and

•	reviewing and approving the terms of any employment agreements and severance arrangements for our executive officers.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, Mr. Elliott (Chairman) and Drs. Trotman and Boyan. Mr. Elliott and Dr. Boyan are each independent under NASDAQ rules. We have adopted a nominating and corporate governance committee charter which outlines the nominating and corporate governance committee’s primary duties to include, among other things:

•	establishing standards for service on our board of directors and nominating guidelines and principles;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election to our board of directors;

•	considering and making recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors;

•	establishing policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be followed by stockholders in submitting such recommendations;

•	evaluating and reviewing the performance of existing directors; and

•	monitoring our corporate governance principles and practices and making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees.

Code of Ethics and Business Conduct

Our board of directors has adopted a code of ethics and business conduct that applies to all of our employees, executive officers and directors. Our code of ethics and business conduct is posted on our website, www.isotis.com, under the Investors section. We intend to disclose future amendments to certain provisions of our code of ethics and business conduct, or waivers of such provisions, applicable to our directors and executive officers, at the same location on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We have had a compensation committee since November 3, 2006. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

We refer to our chief executive officer, the chief financial officer, and each of our other three most highly compensated executive officers as our named executive officers. For all named executive officers compensation is intended to be performance-based. Our compensation committee believes that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis to create value for stockholders, and that such compensation should assist us in attracting and retaining key executives critical to our long-term success.

In establishing compensation for executive officers, the following are the compensation committee’s objectives:

•	Attract and retain individuals of superior ability and managerial talent;

•	Ensure officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders; and

•	Enhance the officers’ incentive to increase our stock price and maximize stockholder value, as well as promote retention of key people, by providing a portion of total compensation for management in the form of direct ownership in us through stock options.

To achieve these objectives, our overall compensation program aims to pay our named executive officers competitively, consistent with our success and their contribution to that success. To accomplish this we rely on programs that provide compensation in the form of both cash and equity. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between cash and equity, the compensation committee benchmarks to a peer group of comparable medical device companies, while also considering the balance between providing short-term incentives and long-term parallel investment with stockholders to align the interests of management with stockholders.

Determination of Compensation Awards

The compensation committee is provided with the primary authority to determine and recommend to our board of directors the compensation awards available to our non-CEO executive officers. To aid the compensation committee in making its determination, the CEO provides recommendations annually to the compensation committee regarding the compensation of all executive officers, excluding himself. Each named executive officer, in turn, participates in an annual performance review with the CEO to provide input about their contributions to our business for the period being assessed.

The compensation committee has the sole authority to determine the CEO’s compensation. The performance of our CEO is reviewed annually by the compensation committee.

Compensation Benchmarking and Peer Group

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. In addition, our compensation committee has historically taken into account input from other independent members of our board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside our industry. We benchmark our executive compensation against the median compensation paid by these peer companies. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information is an important part of our compensation-related decision-making process.

We recognize that, to attract, retain and motivate key individuals, such as the named executive officers, the compensation committee may determine that it is in our best interests to negotiate total compensation packages with our executive management that may deviate from the general principle of targeting total compensation at the median level for the peer group. Actual pay for each named executive officer is determined around this structure, driven by the performance of the executive over time, as well as our annual performance.

Our compensation committee intends to retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.

Elements of Compensation

Base Salary.  Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within the medical device industry. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Performance-Based Compensation

We structure our annual incentive bonus program to reward executive officers based on our performance and the individual executive’s contribution to that performance. This allows executive officers to receive bonus compensation in the event certain specified corporate and individual performance measures are achieved. In determining the compensation awarded to each executive officer based on performance, we evaluate our and the executive’s performance in a number of areas.

The annual bonus program is paid annually in cash. The general criteria for evaluating our performance and the performance of our executive officers includes several strategic and financial indicators which the board considers to be fair drivers of shareholder value creation. While using general criteria to evaluate performance, we do rely on formulaic determination of the annual bonus.

Under the annual incentive bonus program, based upon the performance criteria set forth above, the Chief Executive Officer was eligible to earn up to 50% of his base salary in a cash bonus, while the remaining named executive officers were eligible to earn up to 30% of their respective base salaries in a cash bonus. The compensation committee believes that the payment of the annual incentive bonus in cash provides incentives necessary to retain executive officers and reward them for short-term company performance.

Discretionary Long-Term Equity Incentive Awards

Our executive officers, along with a large portion of our employees, are eligible to participate in our annual award of stock option grants and restricted stock awards.

Guidelines for the number of stock options and restricted stock awards granted to each executive officer are determined using a procedure approved by the compensation committee based upon several factors, including the executive officer’s salary grade, performance and the value of the stock option at the time of grant. As a result, additional grants other than the annual award may be made following a significant change in job responsibility or in recognition of a significant achievement. In addition, in prior years, the compensation committee has approved the awarding an initial grant of stock options at the time of hire to attract talented executive officers.

Stock options granted under our the various stock plans generally have a four-year vesting schedule in order to provide an incentive for continued employment and generally expire ten years from the date of the grant. We grant options at the fair market value of the underlying stock on the date of grant.

Defined Contribution Plans

We have a Section 401(k) Savings/Retirement Plan, or 401(k) Plan, to cover our eligible employees or eligible employees of any of our designated affiliates. The 401(k) Plan permits our eligible employees to defer up to 60% of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. We currently make matching contributions to the 401(k) Plan in an amount equal to fifty cents for each dollar of participant contributions, up to a maximum of five percent of the participant’s annual salary and subject to certain other limits.

Plan participants vest immediately in the amounts contributed by us. Our employees are eligible to participate in the 401(k) Plan after three months of credited service with us.

Other Elements of Compensation and Perquisites

Medical Insurance.  We, at our sole cost, provide to each named executive officer, the named executive officer’s spouse and children such health, dental and optical insurance as we may from time to time make available to our other executives of the same level of employment.

Life and Disability Insurance.  We provide each named executive officer such disability and/or life insurance as we in our sole discretion may from time to time make available to our other executive employees of the same level of employment.

Automobile Allowance.  We provide each named executive office with an automobile allowance during the term of the named executive officer’s employment with us as we in our sole discretion may from time to time make available to our other executive employees of the same level of employment.

Commuting Costs.  Pursuant to his employment agreement, Mr. Morocco receives certain commuting costs through June 30, 2007.

Living Expenses.  Pursuant to her employment agreement, Ms. Liljestrand received certain living expenses through July 31, 2006.

Housing Allowance.  During 2006, Mr. Donze received a housing allowance.

Employment Agreements

We expect to enter into employment agreements with each of our named executive officers. These increases were established pursuant to the compensation philosophies discussed above. The new employment agreements provide for a base salary and a bonus calculated as a percentage of the salary. The actual bonus amount is determined pursuant to our annual incentive bonus program and is contingent upon the achievement of pre-established performance goals. Each executive is also entitled to standard health and medical benefits, pension benefits and a monthly car allowance of $500.

Severance and Change of Control Payments

The employment agreements provide for severance payments in the event the executive’s employment is terminated due to disability, by us without cause or by the executive for good reason. The maximum cash severance amount payable is equal to:

•	a portion of the executive’s average annual bonus amount; plus

•	the executive’s highest monthly base compensation amount multiplied by a prescribed number of months.

If we terminate the executive without cause or the executive terminates employment for good reason following a change of control, the executive is entitled to the maximum severance amount. If the executive is terminated due to disability or terminates employment for good reason, but not in connection with a change of control, the executive is entitled to a portion of the maximum severance amount depending on the executive’s period of service at the time of the termination. If the termination occurs after five years of service, the executive is entitled to 100% of the maximum severance amount. Additionally, a portion of the executive’s unvested options and restricted stock vest at severance depending on the executive’s period of service at the time of termination. If the termination occurs after five years of service, 100% of the executive’s unvested options and restricted stock will vest upon termination. Upon a change of control 100% of the unvested options and restricted stock will vest.

Finally, each executive is entitled to a single cash payment equal to 18 times the difference between the monthly COBRA premium for the executive and the executive’s monthly contribution toward that premium.

Summary of Payments

The following table summarizes the compensation amounts provided for in the employment agreements. Additionally, the table provides the estimated payments payable to each executive upon (1) a termination for disability or with good reason, (2) termination by us without cause or termination by the employee with good reason following a change of control and (3) a change of control with no accompanying termination. These numbers are subject to change as specified in the employment agreements.

	Termination Without Cause or For Good			Termination for Disability or For Good
	Reason Following a Change of Control			Reason Without a Change of Control
	Cash			Cash
	Severance	Equity		Severance	Equity	Other	Change of
Name and Principal Position	Amount(1)	Acceleration(2)	Other Benefits(3)	Amount(4)	Acceleration(5)	Benefits(3)	Control Only(6)

Pieter Wolters	$736,248	$55,573	$27,803	$736,248	$55,573	$27,803	$55,573
Chief Executive Officer
Robert J. Morocco	352,183	20,141	27,803	105,655	6,042	27,803	20,141
Chief Financial Officer
John F. Kay	245,000	110,253	18,025	171,500	77,177	18,025	110,253
Chief Scientific Officer
Alan Donze	390,000	—	25,875	120,000	—	25,875	—
Senior Vice President, Sales
Kathryn Liljestrand	192,130	—	25,875	57,639	—	25,875	—
Vice President, Marketing

(1)	The maximum cash severance payment for Mr. Wolters is calculated by taking the sum of (i) 24 times Mr. Wolter’s highest monthly base salary amount as of December 31, 2006, plus (ii) 1.0 times his average annual bonus; the maximum cash severance payment for Messrs. Morocco and Donze is calculated by taking the sum of (i) 18 times their respective highest monthly base salary plus (ii) 0.75 times their average annual bonus; the maximum cash severance payment for Dr. Kay and Ms. Liljestrand is calculated by taking the sum of (i) 12 times their respective highest monthly base salary plus (ii) 0.5 times their average annual bonus.

(2)	Assumes vesting of all outstanding options and restricted stock. Calculated as of December 31, 2006 and assuming a price per share of $12.99, the price reflected on the cover page of this prospectus. Represents the full acceleration of unvested stock options held by the executive.

(3)	Represents equal to 18 times the difference between the monthly COBRA premium for the executive and the executive’s monthly contribution toward that premium.

(4)	Represents each executive’s maximum cash severance amount, calculated pursuant to note 1 above, multiplied by 100%, 30%, 70% and 30% for each of Mr. Wolters, Mr. Morocco, Mr. Kay and Ms. Liljestrand, respectively. Mr. Donze’s cash severance is $120,000 specified in his employment agreement.

(5)	Assumes the vesting of 100%, 30%, 70%, 20% and 30% of the unvested options and restricted stock of Mr. Wolters, Mr. Morocco, Mr. Kay, Mr. Donze and Ms. Liljestrand, respectively.

(6)	Assumes vesting of all outstanding options and restricted stock. Calculated as of December 31, 2006 and assuming a price per share of $12.99, the price reflected on the cover page of this prospectus. Represents the full acceleration of unvested stock options held by executive.

Policies with Respect to Equity Compensation Awards

In 2006, we only made equity awards only in the form of stock option grants available under our 2003/1 Stock Option Plan and 2003/2 Stock Option Plan consistent with the criteria listed above. We grant all equity incentive awards based on the fair market value as of the date of grant. We do not have a policy of granting equity-based awards at other than the fair market value. We may also make grants of equity incentive awards at the discretion of the compensation committee or the board of directors in connection with the hiring of new named executive officers.

New Compensation Policies

We expect to review compensation policies for compensating our executive officers and to make any changes prior to April 2007. We believe that our compensation policies will remain relatively consistent with historical practice and that such policies will continue to be focused on the compensation committee’s objective listed above.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Summary Compensation Table.  The following table sets forth summary information concerning certain compensation awarded, paid to, or earned by the named executive officers for all services rendered in all capacities to us for the year ended December 31, 2006:

Summary Compensation Table

				Non- Equity	Change in	All Other
Name and			Option	Incentive Plan	Pension	Compensation
Principal Position	Year	Salary ($)(1)	Awards ($)(2)	Compensation ($)(3)	Value ($)(4)	($)(5)(6)(7)	Total ($)

Pieter Wolters	2006	$315,109	$158,163	$	$57,521	$25,994	$556,787
Chief Executive Officer
Robert J. Morocco	2006	$209,475	$82,502	$	—	$54,663	$346,640
Chief Financial Officer
John F. Kay	2006	$240,525	$6,237	$	—	$25,401	$272,163
Chief Scientific Officer
Alan Donze	2006	$165,627	$85,585	—	—	$38,275	$289,487
Senior Vice President, Sales
Kathryn Liljestrand	2006	$181,344	$23,771	$	—	$46,999	$252,114
Vice President, Marketing
William Franklin(8)	2006	$222,392	$22,544	$	—	$38,426	$283,362
Former Vice President, Operations

Note: The named executive officers listed are based on compensation received in 2006. We expect our named executive officers for 2007 to change based solely on certain officers, who were hired during fiscal 2006, being employed for the full fiscal year 2007.

(1)	Includes personal time off paid to Mr. Franklin of $24,123

(2)	Represents the expensed fair value of options determined under SFAS 123(R) for all 2006 grants and SFAS 123 for all options granted prior to January 1, 2006, using assumptions set forth in the footnotes to the consolidated financial statements. The calculation in the above table excludes all assumptions with respect to forfeitures. Forfeiture rate of 4.8% was used in the calculation of the stock options compensation expense in the financial statements for the nine months ended September 30, 2006.

(3)	Bonus amounts for 2006 have not been determined.

(4)	Represents the aggregate increase in actuarial value under the Pension Plan for Mr. Wolters. Mr. Wolters is the only named executive officer participating in the Pension Plan. (See the narrative for the Pension Benefits Table). The pension is denominated in Euros and, for purposes of this table, has been converted into U.S. dollars using the exchange rate of 1.3195 to 1, the exchange rate as of December 31, 2006.

(5)	Includes all matching contributions made to the 401(k) Plan in the following amounts: Mr. Morocco — $4,966, Mr. Kay — $6,007, Mr. Donze — $947, Ms. Liljestrand — $6,076 and Mr. Franklin — $10,493.

(6)	Includes: (i) commuting cost allowance paid by us to Mr. Morocco in the amount of $24,000; (ii) housing allowance paid by us to Mr. Donze in the amount of $14,000 and (iii) living expenses paid by us to Ms. Liljestrand in the amount of $14,000.

(7)	Includes annual health insurance premium and reimbursements paid by the Company in the following amounts: Mr. Wolters — $18,172, Mr. Morocco — $18,172, Mr. Kay — $11,781, Mr. Donze — $17,062, Ms. Liljestrand — $19,614, and Mr. Franklin — $20,576.

(8)	Mr. Franklin was appointed Vice President Operations of the company in April 2004 and his employment with the company terminated in 2006.

Grants of Plan-Based Awards.  The following table sets forth information concerning grants of plan-based awards made by us during the year ended December 31, 2006, to each of the Named Executive Officers:

Grants of Plan-Based Awards

							All Other
							Option
							Awards:	Exercise or
							Number of	Base Price
		Grant	Estimated Future Payouts Under				Securities	of Option
		Date Fair	Non-Equity Incentive Plan Awards(3)				Underlying	Awards
Name	Grant Date	Value ($)(1)	Threshold ($)	Target ($)	Maximum ($)		Options (#)	($/Sh)(2)

Pieter Wolters			0	$165,000	$247,500
	5/19/2006	$199,370					25,000	13.79
Robert J. Morocco			0	$63,600	$95,400
	5/19/2006	$159,496					20,000	13.79
John F. Kay			0	$72,000	$108,000		0	0
Alan Donze			0	$120,000		$(4)
	2/21/2006	$273,180					30,000	15.13
	5/19/2006	$159,496					20,000	13.79
Kathryn Liljestrand			0	$54,863	$82,294
	5/19/2006	$39,874					5,000	13.79
William Franklin			0	$0	$0		0	0

(1)	Represents the fair value of options on the date of grant determined under SFAS 123(R), using assumptions set forth in the footnotes to the consolidated financial statements. Options were granted under the 2003/2 Stock Option Plan and vest and become exercisable in equal annual installments over four years. The calculation in the above table excludes all assumptions with respect to forfeitures. Forfeiture rate of 4.8% was used in the calculation of the stock options compensation expense in the financial statements for the nine months ended September 30, 2006.

(2)	The closing price of our common stock on the grant date, or the weighted average of the trading prices per share on the last five trading days before the grant date, are considered the fair market value of the stock determined under the terms of our 2003/2 option plan. These awards were granted in Swiss Francs and for the purposes of this table, converted into U.S. dollars using the exchange rate at the grant date.

(3)	Calculated based on the annual salary as at December 31, 2006 multiplied by the 2007 bonus rates.

(4)	Mr. Donze’s maximum bonus cannot be quantified as his bonus calculation is variable based on the Company’s total revenue.

Outstanding Equity Awards At Fiscal Year-End

Outstanding Equity Award.  The following table sets forth information concerning the outstanding equity awards of each of the Named Executive Officers as of December 31, 2006:

			Equity Incentive
	Number of	Number of	Plan Awards: Number
	Securities	Securities	of Securities
	Underlying	Underlying	Underlying		Option
	Unexercised	Unexercised	Unexercised	Option Exercise	Expiration
Name	Options (#)	Options (#)	Unearned Options (#)	Price ($/Sh)(1)	Date
	Exercisable	Unexercisable

Pieter Wolters	23,100	—	0	13.94	12/12/2007
	15,000	5,000	0	9.73	10/27/2009
	5,625	16,875	0	16.75	2/23/2011
	—	25,000	0	13.79	5/19/2016
Robert J. Morocco	3,750	11,250	0	12.79	1/1/2011
	3,750	11,250	0	13.41	7/1/2015
	—	20,000	0	13.79	5/19/2016
John F. Kay	21,996	—	0	7.60	10/27/2009
	250	250	0	20.70	3/1/2008
	500	1,500	0	16.75	2/23/2011
Alan Donze	—	30,000	0	15.13	2/21/2016
	—	20,000	0	13.79	5/19/2016
Kathryn Liljestrand	1,875	5,625	0	14.97	10/1/2011
	—	5,000	0	13.79	5/19/2016
William Franklin	1,250	1,250	0	14.46	7/11/2008
	1,875	5,625	0	16.75	2/23/2011

(1)	The closing price of our common stock on the grant date, or the weighted average of the trading prices per share on the last five trading days before the grant date, are considered the fair market value of the stock determined under the terms of our 2003/1 and 2003/2 option plans. These awards were granted in Swiss Francs and for the purposes of this table, converted into US dollars using the exchange rate at the grant date.

Option Exercises

Option Exercises.  The named executive officers did not exercise any options during the year ended December 31, 2006.

Pension Benefits

Present
			Value of	Payments
		Number of Years	Accumulated	During Last
Name	Plan Name	Credited Service(#)	Benefit ($)(1)	Fiscal Year ($)(1)

Pieter Wolters	JCM Pension Plan	9	$235,119	$44,964
Robert J. Morocco	—	—	—	—
John F. Kay	—	—	—	—
Alan Donze	—	—	—	—
Kathryn Liljestrand	—	—	—	—
William Franklin	—	—	—	—

(1)	The payments to the pension plan were made in Euros and, for purposes of this table, have been converted into U.S. dollars using the exchange rate of 1.3195 to 1, the exchange rate as of December 31, 2006.

(2)	The pension plan payments include payments toward disability and life insurance.

Compensation of Directors

Directors who are also our employees are not separately compensated for their service as directors. Our non-employee directors received the following aggregate amounts of compensation for the year ended December 31, 2006. All amounts represent amounts paid to such director for service as a director of IsoTis S.A.:

					Change in
					Pension
					Value and
	Fees				Nonqualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name	Cash ($)	Awards ($)	Awards ($)(1)	Compensation($)	Earnings	Compensation ($)		Total ($)

James Trotman	$68,286	$—	$8,122	$—	$—	$11,836	(2)	$88,244
Barbara Boyan	$31,863	$—	$8,122	$—	$—	$30,000	(3)	$49,985
Aart Brouwer	$44,770	$—	$8,122	$—	$—			$52,892
Darrell Elliott	$46,426	$—	$8,122	$—	$—			$54,548
David Gill	$12,000	$—		$—	$—			$—
James Hart	$44,812	$—	$13,868	$—	$—	$30,000	(4)	$88,680
Daniel Kollin	$43,284	$—	$8,122	$—	$—			$51,406

(1)	Represents the fair value of options on the date of grant determined under SFAS 123(R) for all 2006 grants and SFAS 123 for all options granted prior to January 1, 2006, using assumptions set forth in the footnotes to the financial statements. Options were granted under the Incentive Award Plan and vest and become exercisable in equal annual installments over four years. The calculation in the above table excludes all assumptions with respect to forfeitures. Forfeiture rate of 4.8% was used in the calculation of the stock options compensation expense in the financial statements for the nine months ended September 30, 2006. Mr. Trotman, Ms. Boyan, Mr. Brouwer, Mr. Elliott, and Mr. Kollin received 50,000 options on May 18, 2006. The fair value of these grants were $39,784. On July 1, 2005 Mr. Hart received option to purchase 50,000 shares, the fair value of these options were $41,625.

(2)	Health insurance paid on behalf of Dr. Trotman.

(3)	On May 17, 2005, IsoTis OrthoBiologics, Inc. and Barbara Boyan entered into a consulting services agreement, whereby Ms. Boyan agreed to perform eight hours of consulting services per month in support of the company’s bone grafting and soft tissue reconstruction products. In return for such services, IsoTis OrthoBiologics, Inc. agreed to pay Ms. Boyan $2,500 per month, plus an additional $850 per hour worked in excess of eight hours per month. In addition, IsoTis OrthoBiologics, Inc. agreed to reimburse Ms. Boyan for her transportation and travel expenses. The agreement had an initial term of one year, but the parties have continued to operate under the agreement and a renewal is currently in process.

(4)	Represents amounts paid to Mr. Hart pursuant to a consulting agreement that terminated on November 2, 2006.

For 2007, directors of the Company will be compensated for services to IsoTis, Inc. Directors who are also employees of the Company are not separately compensated for their service as directors.

Cash Compensation.  Effective January 1, 2007, non-employee director compensation consists of (i) an annual retainer of $25,000; (ii) a board of directors chair fee of $20,000 (iii) an audit committee chair fee of $20,000; (iv) a compensation committee chair fee of $10,000; (v) a corporate governance chair fee of $10,000; (vi) an audit committee member fee of $5,000 and (vii) board meeting fees of $1,500 per day ($750 for telephonic attendance).

Equity Compensation.  New non-employee directors receive upon initial appointment stock options for 5,000 shares of Common Stock.

Material Terms of Stock Options.  Stock options vest annually over three years. Under certain circumstances, in the case of death or disability of a director, the vesting of unvested stock options may be partially or completely accelerated. The exercise price of stock options is 100% of the fair market value of the Common Stock on the grant date and the stock options must be exercised within 10 years from the grant date.

Employee Benefit Plans

2006 Incentive Award Plan

In November 2006, our board adopted and our stockholders approved the 2006 Incentive Award Plan, or the 2006 Plan. The principal purpose of the 2006 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2006 Plan provides for a variety of such awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or the Code, stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards. A total of 200,000 shares of our common stock are reserved for issuance under the 2006 Plan, which may be used for any of the types of awards permitted under the 2006 Plan.

Administration.  The 2006 Plan will be administered by the board, unless and until it delegates administration to the compensation committee or other applicable board committee. The board, or the applicable board committee if so empowered, has the power to interpret the 2006 Plan and to adopt such rules for the administration, interpretation and application of the 2006 Plan according to its terms. To the extent permitted by applicable law, the board or the applicable board committee may also delegate to one or more members of the board or one or more of the officers the power, among other things, to designate which of the non-officer employees shall receive stock awards, and the number of shares of our common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by the board or the applicable board committee at the time the delegation to the director(s) or officer(s) is made. Upon and following the completion of this offering, the 2006 Plan will be administered by a committee which is comprised solely of at least two individuals who qualify as “non-employee directors,” as defined in Rule 16-3(b)(3) of the Securities Exchange Act of 1934, as amended, and at least two “outside directors” pursuant to Section l62(m) of the Code.

Grant of Awards.  Certain employees, consultants and directors are eligible to be granted awards under the 2006 Plan. The board, or the applicable board committee if so empowered, determines:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	the terms and conditions of such award, consistent with the 2006 Plan.

Limitation on Incentive Stock Option Treatment.  Only our employees may be granted incentive stock options. Even if an option is designated as an incentive stock option, no option will qualify as an incentive stock option if the aggregate fair market value of our common stock (as determined as of the date of grant) with respect to all of a holder’s incentive stock options exercisable for the first time during any calendar year exceeds $100,000. Any option failing to qualify as an incentive stock option will be deemed to be a non-qualified stock option.

Stock Option Exercise Prices.  The board, or the applicable board committee if so empowered, shall set the per share exercise price of stock options granted under the 2006 Plan, provided, that the per share option exercise price shall in no case be less than 100% of the fair market value of shares of our common stock on the grant date and, with respect to an incentive stock option granted to any individual who, at the date of grant, owns stock possessing more than 10% of the total combined voting power of all classes of our capital stock, shall not be less than 110% of the fair market value of shares of our common stock on the grant date.

Expiration of Stock Options.  The term of an option is set by the board, or the applicable board committee if so empowered, subject to the following conditions: (1) no option term shall be longer than 10 years from the date of grant; and (2) the option term for an incentive stock option granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant.

Other Equity Awards.  In addition to stock options, the board, or the applicable board committee if so empowered, may also grant to certain employees, consultants and directors stock appreciation rights, shares of restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock unit awards, stock payment awards, deferred stock awards, performance-based awards, or other stock-based awards, with such terms and conditions as the board (or the applicable board committee) may, subject to the terms of the 2006 Plan, establish. Such awards may be settled in cash, stock or a combination thereof.

Adjustments of Awards.  If the board, or the applicable board committee if so empowered, determines that a stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of company assets to stockholders (other than normal cash dividends), or any other corporate event affecting the stock or the share price of the stock affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2006 Plan, then the board (or the applicable board committee) may appropriately and equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2006 Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the financial or other performance targets specified in each option agreement for determining the exercisability of options.

In such a case, the board, or the applicable board committee if so empowered, may, subject to the terms of the 2006 Plan, take the following actions:

•	provide for either termination of any award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the holder’s rights or the replacement of an award with other rights or property;

•	provide that an award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

•	provide that an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2006 Plan or the applicable award agreement; and

•	provide that the award cannot vest, be exercised or become payable after such an event.

The applicable board committee (or the board, in the case of options granted to independent directors) may, in its sole discretion, include such further provisions and limitations in any award agreement as it may deem equitable and in our best interests.

Change in Control.  Except as may otherwise be provided in any written agreement between the participant and the IsoTis, in the event of a change in control of the IsoTis (as defined in the 2006 Plan) in which awards are not converted, assumed, or replaced by the successor, such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the board may cause any and all awards outstanding under the 2006 Plan to terminate at a specific time in the future and will give each participant the right to exercise such awards during a period of time as the plan administrator, in its sole and absolute discretion, will determine.

Amendment and Termination.  The board or the applicable board committee (with board approval) may amend, suspend and terminate the 2006 Plan anytime from time to time. However, we must generally obtain approval of our stockholders: (1) to increase the number of shares available under the 2006 Plan; (2) to grant options with an exercise price that is below the fair market value of shares of our common stock on the grant date; or (3) to extend the exercise period for an option beyond 10 years from the date of grant.

Notwithstanding anything in the 2006 Plan to the contrary, absent approval of our stockholders, no option may be amended to reduce the per share exercise price of the shares subject to such option below the per share exercise price of such option on the grant date and no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price. No termination, amendment, or modification of the 2006 Plan shall adversely affect in any material way any previously granted award without the participant’s prior written consent.

Effective and Expiration Date.  The 2006 Plan will be effective as of the date it is approved by our stockholders. The 2006 Plan will expire on, and no option or other award may be granted pursuant to the 2006 Plan after, the earlier of the tenth anniversary of (i) the date it is approved by our stockholders or (ii) the date it is approved by the board. Any awards that are outstanding on the tenth anniversary of the date the 2006 Plan is approved by our stockholders shall remain in force according to the terms of the 2006 Plan and the applicable award agreement.

Section 162(m) of the Code.  Under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent certain executive officers individually receive total compensation (including, but not limited to, such individual’s base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) exceeding $1.0 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, the deduction limit under Section 162(m) does not apply to certain “performance-based” compensation. In general, compensation is considered “performance-based” if it is paid based upon the attainment of objective financial performance goals established by an independent compensation committee pursuant to business criteria disclosed to, and approved by, the stockholders of the corporation. In addition, stock options and stock appreciation rights will satisfy the “performance-based” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period of time and the compensation is based solely on an increase in the stock price after the grant date (i.e., the exercise price is greater than or equal to the fair market value of the stock subject to the award on the grant date). The 2006 Plan is structured in a manner that is intended to provide the committee with the ability to provide awards that satisfy the requirements for “performance-based” compensation under Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us. In addition, to the extent that the plan was adequately disclosed in the prospectus for this offering, the regulations under Section 162(m) set forth a transitional rule generally providing that the deduction limit does not apply to any compensation plan that existed before the corporation became publicly held. The transitional rule may be relied on for grants made under the 2006 Plan prior to the earliest of:

•	the expiration of the plan;

•	the material modification of the plan;

•	the issuance of all stock and other compensation that has been allocated under the plan; or

•	the first meeting of our stockholders at which directors are to be elected that occurs after the close of the third calendar year following 2006, which was the calendar year in which our initial public offering occurred.

We have filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2006 Plan.

IsoTis S.A. Stock Option Plan 2003/0

This plan only provides for the grant of stock options and is administered by the Company’s board, who has the power to grant options, determine the terms and conditions of such options, amend or rescind the plan and delegate all or part of its responsibilities to one or several board members. IsoTis, Inc. assumed this plan and all outstanding options to purchase IsoTis S.A. Shares under the plan and adjusted and converted such options into options to acquire IsoTis, Inc. Shares. Outstanding options were automatically adjusted to be exercisable for one share of IsoTis, Inc. common stock for every ten shares of IsoTis S.A. common stock subject to the option. Those eligible to receive options under this plan are (i) former employees and former board members, (ii) consultants and (iii) collaborative institutions of the Company or its subsidiaries. Options are governed by the terms specified in the applicable award agreement. In the event of a merger or sale of all or substantially all of the Company’s assets, all existing options will be terminated as of that date. The board may, at its sole discretion and prior to the effective date of such event, accelerate vesting of each outstanding option in full. The board may amend or terminate the plan or existing options at any time provided that such termination shall not, without the consent of the option holder, impair the right of any option holder pursuant to any option awarded prior to the date of such termination.

IsoTis S.A. Stock Option Plan 2003/1

This plan only provides for the grant of stock options and is administered by the Company’s board, who has the power to grant options, determine the terms and conditions of such options, amend or rescind the plan and delegate all or part of its responsibilities to one or several board members. IsoTis, Inc. assumed this plan and all outstanding options to purchase IsoTis S.A. Shares under the plan and adjusted and converted such options into options to acquire IsoTis, Inc. Shares. Outstanding options were automatically adjusted to be exercisable for one share of IsoTis, Inc. common stock for every ten shares of IsoTis S.A. common stock subject to the option. The maximum number of shares of IsoTis, Inc. common stock available for issuance under this plan is 400,000, which includes 227,198 shares issuable upon the exercise of currently outstanding options. No further options will be granted under this plan. Those eligible to receive options under this plan are employees and board members of the Company or its subsidiaries. Options are governed by the terms specified in the applicable award agreement. In the event of a merger or sale of all or substantially all of the Company’s assets, all existing options will be terminated as of that date. The board may, at its sole discretion and prior to the effective date of such event, accelerate vesting of each outstanding option in full. The board may amend or terminate the plan or existing options at any time provided that such termination shall not, without the consent of the option holder, impair the right of any option holder pursuant to any option awarded prior to the date of such termination.

We have filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2003/1 Plan.

IsoTis S.A. Stock Option Plan 2003/2

This plan only provides for the grant of stock options and is administered by the Company’s board, who has the power to grant options, determine the terms and conditions of such options, amend or rescind the plan and delegate all or part of its responsibilities to any committee, director, officer or employee of the Company as it may see fit. IsoTis, Inc. assumed this plan and all outstanding options to purchase IsoTis S.A. shares under this plan and adjusted and converted such option to acquire IsoTis, Inc. shares. Outstanding options were automatically adjusted to be exercisable for one share of IsoTis, Inc. common stock for every ten shares of IsoTis S.A. common stock subject to the option. The maximum number of shares of IsoTis, Inc. common stock available for issuance under this plan is 700,000, which includes 437,274 shares issuable upon the exercise of currently outstanding options. No further options will be granted under this plan. Those eligible to receive options under this plan are the Company’s North American employees and board members. Options are governed by the terms specified in the applicable award agreement. In the event of a merger or sale of all or substantially all of the Company’s assets, all existing options will be terminated as of that date. The board may, at its sole discretion and prior to the effective date of such event, accelerate vesting of each outstanding option in full. The board may amend or terminate the plan or existing options at any time provided that such termination shall not, without the consent of the option holder, impair the right of any option holder pursuant to any option awarded prior to the date of such termination.

We have filed with the SEC a registration statement on Form S-8 cover the shares of our common stock issuable under the 2003/2 Plan.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation limits the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation provides that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our certificate of incorporation permit such indemnification. We have obtained such a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2006 and as adjusted to reflect the issuance of shares in the exchange offer and our assumption of outstanding options and the sale of shares of our common stock in this offering, with respect to:

•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. Percentage of ownership is based on 7,094,661 shares of common stock outstanding on December 31, 2006. The number of shares of common stock outstanding used in calculating the percentage for each listed person and entity (and for all executive officers and directors as a group) includes common stock underlying options held by that person or entity (or by all executive officers and directors as a group, as the case may be) that are exercisable within 60 days of December 31, 2006, but excludes common stock underlying options held by any other person or entity.

This table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o IsoTis, Inc., 2 Goodyear, Irvine, California 92618.

	Shares	Percentage of Shares
	Beneficially Owned	Beneficially Owned
Name	Prior to this Offering	Before Offering		After Offering

Executive Officers and Directors
Pieter Wolters	58,973		*	*
Robert J. Morocco	11,250		*	*
Alan Donze	7,500		*	*
John F. Kay	27,551		*	*
Kathryn Liljestrand	1,875		*	*
William Franklin(1)	5,000		*	*
James Trotman	37,293		*	*
Barbara Boyan	0		*	*
Aart Brouwer	9,200		*	*
Darrell Elliott	0		*	*
David Gill	0		*	*
James Hart	4,166		*	*
Daniel Kollin	2,444		*	*
All executive officers and directors as a group (16 persons)	165,252	2.33%			%

*	Less than 1% of the outstanding shares of common stock.

(1)	Mr. Franklin was appointed Vice President Operations of the company in April 2004 and his employment with the company terminated in 2006.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation, as amended, and bylaws, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

As of December 31, 2006, there were 7,094,661 shares of our common stock outstanding. Holders of our common stock are entitled to one vote, in person or by proxy, for each share held of record on all matters submitted to a vote of stockholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors. All shares of our common stock rank equally as to voting and all other matters. The holders of our common stock are entitled to receive pro rata such lawful dividends when, if and as may be declared from time to time by our board of directors out of funds legally available for payment. However, such dividends would be subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of our company, whether voluntary or involuntary, the holders of our common stock will be entitled to receive pro rata all of our assets remaining for distribution to our stockholders after payment of or provision for our debts and other liabilities and subject to the rights of the holders of any outstanding shares of our preferred stock. The shares of our common stock have no preemptive rights, and are not subject to any redemption or sinking fund provisions under our certificate of incorporation. The rights, powers and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights, powers, preferences and privileges of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

As of December 31, 2006, we had no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights and preferences, conversion rights, voting rights, terms of redemption and liquidation rights and preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Anti-takeover Effects of Certain Provisions of Delaware Law and Charter Provisions

Section 203 of the General Corporation Law of the State of Delaware

In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to certain exceptions;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of any class or series of its capital stock owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our certificate of incorporation and bylaws authorize only a majority of our incumbent board of directors (which generally includes our current board of directors and any director elected, nominated or appointed by a majority of the then incumbent board) to fill vacant directorships. In addition, our bylaws provide that the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. Our certificate of incorporation provides that directors may not be removed without cause and require action by the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote at an election of directors to remove a director with cause.

•	No Cumulative Voting; Special Meeting of Stockholders. Our certificate of incorporation provides that our stockholders will not be permitted to cumulate their votes for the election of directors. Our certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors or our president.

•	No Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting or a special meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•	Bylaw Amendments. Stockholders will be permitted to amend our bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class. Our certificate of incorporation authorizes our board of directors to modify, alter or repeal our bylaws.

•	Charter Amendments. Certain provisions of our certificate of incorporation may not be amended or repealed without the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock, voting together as a single class, including provisions requiring the affirmative vote of at least 66 2/3% of the votes entitled to be cast by the holders of all outstanding shares of our capital stock then entitled to vote generally in the election of our directors, voting together as a single class, in order for stockholders to amend our by-laws; requiring the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote at an election of directors to remove directors for cause; requiring a majority of the members of our incumbent board to fill vacancies on our board of directors; and providing that special meetings of stockholders may only be called by a majority of our board of directors, our chairman and our president.

Global Market Listing

Our common stock is quoted on the NASDAQ Global Market under the symbol “ISOT.”

Transfer Agent and Registrar

We have retained the services of U.S. Stock Transfer Corporation to act as our transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have           shares of common stock outstanding based upon our shares outstanding as of September 30, 2006. Of the shares to be outstanding upon completion of this offering, a total of           shares, including all of the shares of common stock sold in this offering, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock outstanding immediately after this offering are restricted securities as defined in Rule 144 under the Securities Act, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 of the Securities Act. All of these shares of common stock are held by our executive officers and directors who are subject to the lock-up agreements described below that prohibit them from selling, subject to exceptions, shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC. The 180-day lock-up period may be extended under certain circumstances described under “Underwriting — No Sales of Similar Securities.”

Lock-up Agreements

We and all of our directors and executive officers have agreed that, without the prior written consent of Thomas Weisel Partners LLC, we and they will not, among other things, offer or sell any shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, subject to certain exceptions. The 180-day lock-up period may be extended under certain circumstances described under “Underwriting — No Sales of Similar Securities.” Thomas Weisel Partners LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of current public information about us.

Stock Options

As of September 30, 2006, options to purchase a total of 627,715 shares of common stock were outstanding under our employee benefit plans. Currently, an aggregate of 200,000 additional shares of common stock are reserved and available for future award under our 2006 Incentive Plan. We have filed a Form S-8 registration statements under the Securities Act to register all shares of common stock currently reserved for issuance under our 2006 Incentive Award Plan and the various incentive award plans we assumed from our predecessor, IsoTis S.A. After these registration statements becomes effective and, accordingly, subject to vesting restrictions and shares of common stock underlying these options, and any additional shares of common stock that may be issued pursuant to our employee benefit plans, will be freely tradable under the Securities Act unless purchased by our affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

Any gain to a non-U.S. holder upon the sale or disposition of our common stock also will be subject to U.S. federal income tax if, for such purposes, our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker may be subject to information reporting. Backup withholding will apply unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below.

Underwriter	Number of Shares

Thomas Weisel Partners LLC
William Blair & Company, L.L.C.

Total

The underwriter agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

The underwriters expect to deliver the shares of common stock to purchasers on or about          .

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of           additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $      per share of common stock to other dealers specified in the master agreement among the underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $      per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect to those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under the Option Plans.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurance of the material news or material event.

NASDAQ Global Market Listing

Our common stock is quoted on the NASDAQ Global Market under the symbol “ISOT.”

Discretionary Accounts

The underwriters do not expect sales of shares of common stock offered by this prospectus to any account over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transaction and Penalty Bids

In order to facilitate this offering, person participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short Sales.  Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwrites are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.  The underwriters may make bids for or purchase of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed the specified maximum.

Penalty bids.  If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Willkie Farr & Gallagher LLP, New York, New York, will act as counsel for the underwriters.

EXPERTS

The balance sheet of IsoTis, Inc. at November 3, 2006, appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP (United States of America), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of IsoTis S.A. at December 31, 2005, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP (United States of America), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of IsoTis S.A. at December 31, 2004, and for each of the two years in the period ended December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Ltd. (Switzerland), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 (including the exhibits and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding us and our shares of common stock to be sold in this offering, please refer to the registration statement.

You may read and copy all or any portion of the registration statement or any other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the Registration Statement, are also available to you on the SEC’s website (www.sec.gov).

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.isotis.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of IsoTis S.A.

We have audited the accompanying consolidated balance sheet of IsoTis S.A. as of December 31, 2005, and the related consolidated statement of operations, stockholders’ equity and cash flows for the year then ended. Our audit also included the financial statement schedule for fiscal 2005. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IsoTis S.A. at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for fiscal 2005, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  Ernst & Young LLP

Orange County, California
March 21, 2006
except for Note 1, as to which the date is
January 19, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of IsoTis S.A.

We have audited the accompanying consolidated balance sheet of IsoTis S.A. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. Our audits also included the financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IsoTis S.A. at December 31, 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  Ernst & Young Ltd.

Geneva, Switzerland
April 15, 2005

IsoTis S.A.

Consolidated Balance Sheets

	December 31,
	2004	2005

ASSETS
Current assets:
Cash and cash equivalents	$25,539,603	$15,714,442
Restricted cash	3,030,402	2,184,063
Trade receivables, net of allowances for doubtful accounts of $319,020 and $392,025 in 2004 and 2005, respectively	4,414,341	6,306,518
Inventories	9,295,435	10,020,906
Unbilled receivables	435,116	295,115
Value added tax receivable	137,122	95,505
Prepaid expenses and other current assets	2,297,876	761,355

Total current assets	45,149,895	35,377,904
Non-current assets:
Restricted cash	4,605,623	2,250,000
Property, plant and equipment, net	3,270,707	1,359,280
Goodwill	16,383,069	16,383,069
Intangible assets, net	16,236,065	13,585,250

Total non-current assets	40,495,464	33,577,599

Total assets	$85,645,359	$68,955,503

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	$3,571,784	$2,910,114
Accrued liabilities	8,468,782	6,680,989
Deferred revenue	62,042	344,719
Current portion of capital lease obligations	39,877	—
Current portion of interest-bearing loans and borrowings	6,796,899	1,015,471

Total current liabilities	18,939,384	10,951,293

Non-current liabilities:
Interest-bearing loans and borrowings	3,067,722	2,043,781

Total non-current liabilities	3,067,722	2,043,781

Commitments and contingencies (note 16)
Stockholders’ equity:
Common stock — 76,225,091 and 84,025,091 authorized in 2004 and 2005, respectively; 69,973,289 and 70,847,411 (which includes 234,067 of treasury shares in 2004 and 2005) issued and outstanding in 2004 and 2005, respectively	49,955,146	50,644,949
Additional paid in capital	105,598,590	106,212,297
Accumulated other comprehensive income	22,822,269	12,932,003
Accumulated deficit	(114,737,752)	(113,828,820)

Total stockholders’ equity	63,638,253	55,960,429

Total liabilities and stockholders’ equity	$85,645,359	$68,955,503

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Consolidated Statements of Operations

	Year Ended December 31,
	2003	2004	2005

Revenue
Product sales	$5,852,632	$25,268,629	$32,063,461
Other revenue	351,095	171,861	38,825

Total revenue	6,203,727	25,440,490	32,102,286

Operating expenses
Costs of sales	4,759,779	12,254,210	13,114,233
Research and development	16,594,437	12,159,409	6,330,136
Marketing and selling	5,755,342	13,989,841	13,140,497
General and administrative	9,674,542	15,588,846	9,424,863
Impairment of property, plant and equipment and intangible assets	1,140,052	4,743,458	—

Total operating expenses	37,924,152	58,735,764	42,009,729

Loss from operations	(31,720,425)	(33,295,274)	(9,907,443)
Interest income	996,850	461,535	546,021
Interest expense	(467,275)	(319,489)	(406,111)
Foreign exchange (loss) gain	(5,372,030)	(5,977,977)	9,981,769
Other income	—	1,899,155	694,696

Net (loss) income before taxes, minority interest and discontinued operations	(36,562,880)	(37,232,050)	908,932
Provision for income taxes	—	—	—
Minority interest	45,240	—	—

Net (loss) income from continuing operations	(36,517,640)	(37,232,050)	908,932
Net loss from discontinued operations	(697,868)	—	—

Net (loss) income	$(37,215,508)	$(37,232,050)	$908,932

Basic and diluted net (loss) income per share
Continuing operations	$(0.79)	$(0.54)	$0.01
Discontinued operations	(0.01)	—	—

Basic and diluted net (loss) income per share	$(0.80)	$(0.54)	$0.01

Proforma basic and diluted net (loss) income per share(1)	$(8.04)	$(5.35)	$0.13

Weighted average common shares outstanding
Basic	46,289,021	69,548,046	70,464,330

Diluted	—	—	72,447,640

Proforma weighted average common shares outstanding
Basic(1)	4,628,902	6,954,804	7,046,433
Diluted(1)	—	—	7,244,764

(1)	Based on the number of IsoTis, Inc. shares of common stock issued upon the completion of the exchange offer in which IsoTis, Inc. offered to exchange one share of its common stock for every ten common shares of IsoTis S.A.

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Consolidated Statements of Stockholders’ Equity

				Accumulated
			Additional	Other		Total
	Common Shares		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity

Balance at January 1, 2003	41,221,760	$28,074,631	$89,123,749	$6,105,281	$(40,290,194)	$83,013,467
Comprehensive loss:
Net loss	—	—	—	—	(37,215,508)	(37,215,508)
Foreign currency translation adjustment	—	—	—	11,486,561	—	11.486.561

Total comprehensive loss	—	—	—	—	—	(25,728,947)
Issuance of common shares	481,401	365,889	1,427,836	—	—	1,793,725
Exercise of stock options	40,790	31,003	18,602	—	—	49,605
Issuance of shares for acquisition, net of share issuance costs	27,521,930	20,918,089	10,581,845	—	—	31,499,934
Stock-based compensation	—	—	3,135,530	—	—	3,135,530

Balance at December 31, 2003	69,265,881	$49,389,612	$104,287,562	$17,591,842	$(77,505,702)	$93,763,314
Comprehensive loss:
Net loss	—	—	—	—	(37,232,050)	(37,232,050)
Foreign currency translation adjustment	—	—	—	5,230,427	—	5,230,427

Total comprehensive loss	—	—	—	—		(32,001,623)
Exercise of stock options	707,408	565,534	46,978	—	—	612,512
Acquisition of minority interest	—	—	57,157	—	—	57,157
Reversal of share issuance costs	—	—	522,916	—	—	522,916
Stock-based compensation	—	—	683,977	—	—	683,977

Balance at December 31, 2004	69,973,289	$49,955,146	$105,598,590	$22,822,269	$(114,737,752)	$63,638,253
Comprehensive loss:
Net income	—	—	—	—	908,932	908,932
Foreign currency translation adjustment	—	—	—	(9,890,266)	—	(9,890,266)

Total comprehensive loss	—	—	—	—	—	(8,981,334)
Exercise of stock options	874,122	689,803	202,248	—	—	892,051
Stock-based compensation	—	—	411,459	—	—	411,459

Balance at December 31, 2005	70,847,411	$50,644,949	$106,212,297	$12,932,003	$(113,828,820)	$55,960,429

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2003	2004	2005

Cash flows from operating activities
Net (loss) income from continuing operations	$(36,517,640)	$(37,232,050)	$908,932
Adjustments to reconcile net (loss) income from continuing operations to net cash used in operating activities (net of effect of business combination):
Depreciation and amortization	3,964,948	5,364,935	3,408,066
Bad debt expense	139,632	129,654	240,923
Gain of sale of assets	—	(1,587,057)	(653,580)
Impairment of property, plant and equipment	1,140,052	622,210	—
Impairment of intangible assets	—	4,121,248	—
Stock-based compensation expense	3,135,530	683,977	411,459
Foreign currency transaction loss (gain)	5,372,030	5,977,977	(9,981,769)
Minority interest	(45,240)	—	—
Change in operating assets and liabilities:
Inventories	2,080,092	(2,826,859)	(890,949)
Trade receivables	215,328	(816,312)	(2,411,000)
Other current assets	580,430	1,190,633	928,732
Deferred revenue	(277,011)	(40,562)	288,940
Trade and other payables	(5,181,775)	(417,827)	(835,099)
Restructuring provision	869,119	564,583	(673,197)

Net cash flows used in operating activities	(24,524,505)	(24,265,450)	(9,258,542)
Cash flows from investing activities
Purchase of intangible assets	(1,448,571)	(441,753)	—
Purchase of property, plant and equipment	(483,273)	(851,000)	(555,876)
Proceeds from sale of intangible assets	—	996,402	250,000
Proceeds from sale of assets	—	—	2,532,202
Cash acquired in business combination	572,480	—	—
Change in restricted cash	(8,149,187)	748,154	2,820,277
Change in minority interest	(150,702)	(57,157)	—
Change in non-current deposits	87,089	—	—
Payment of business combination transaction costs	(6,170,931)	—	—

Net cash flows (used in) provided by investing activities	(15,743,095)	394,646	5,046,603
Cash flow from financing activities
Proceeds from issuance of common shares	49,605	612,512	892,051
Proceeds from interest-bearing loans and borrowings	1,697,243	162,120	—
Repayments of interest-bearing loans and borrowings	(4,056,356)	(1,625,365)	(6,448,281)

Net cash flows used in by financing activities	(2,309,508)	(850,733)	(5,556,230)
Gain (Loss) on cash held in foreign currency	7,666,389	156,458	(56,992)
Net (decrease) in cash and cash equivalents from continuing operations	(34,910,719)	(24,565,079)	(9,825,161)
Cash flows from discontinued operations (Revised — see note 4)
Cash flows from operating activities	(1,596,135)	—	—
Cash flows from investing activities	1,215,455	—	—
Cash flow from financing activities	—	—	—

Net decrease in cash and cash equivalents from discontinued operations	(380,680)	—	—

Net (decrease) in cash and cash equivalents	(35,291,399)	(24,565,079)	(9,825,161)
Cash and cash equivalents at the beginning of the year	85,396,081	50,104,682	25,539,603

Cash and cash equivalents at the end of the year	$50,104,682	$25,539,603	$15,714,442

Cash paid during the year for:
Interest	$467,275	$287,254	$246,958
Supplemental disclosure of non-cash investing activities:
Acquisitions:
Short term investment	—	—	—
Trade receivables	2,718,349	—	—
Inventories	8,049,174	—	—
Property, plant and equipment	920,435	—	—
Other current assets	577,457	—	—
In-process research and development	800,000	—	—
Patent technology	7,550,000	—	—
Intangibles	14,450,000	—	—
Goodwill	16,383,069	—	—
Interest bearing loans and borrowings	(7,825,000)	—	—
Trade and other payables	(6,952,307)	—	—

Fair value of assets acquired (other than cash)	$36,671,177	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Notes to Consolidated Financial Statements

1.	Business Activities and Basis of Preparation

IsoTis S.A. (the “Company” or “IsoTis”) is a life sciences company specializing in orthobiologics, a fast growing segment of the overall orthopedics market. The Company manufactures, markets and sells a range of innovative bone graft substitutes that are used to enhance the repair and regeneration of bone in spinal and trauma surgery, total joint replacements and in craniomaxillofacial and dental applications. The Company’s corporate offices and executive management team are located in Irvine, California in the United States. Its registered headquarters are in Lausanne, Switzerland, and it is a public company with an indefinite duration incorporated under the laws of Switzerland. Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing and finance and administration activities are performed in the United States. The Company maintains an international sales office in Switzerland and a manufacturing and development team in the Netherlands.

On December 3, 2002, the merger of IsoTis NV (“pre-merger IsoTis”) and Modex Therapeutiques S.A. (“Modex”) became unconditional and Modex acquired 98.1% of the shares of pre-merger IsoTis. For accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. During 2003 and 2004, the Company purchased the remaining 1.9% of the shares of pre-merger IsoTis.

On October 27, 2003, the Company acquired 100% of the shares of GenSci OrthoBiologics, Inc. (“GenSci OrthoBiologics”), a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the consolidated financial statements reflect the historical results of IsoTis OrthoBiologics, Inc. from the date of the acquisition.

In November 2006, IsoTis S.A. formed IsoTis, Inc. as a wholly owned subsidiary and caused it to commence an exchange offer in which IsoTis, Inc. offered to exchange one share of its common stock for every ten common shares of IsoTis S.A. IsoTis, Inc. commenced the exchange offer on December 15, 2006. On January 19, 2007 the initial acceptance period ended. All of the conditions to the exchange offer were met and the offer was declared unconditional. On January 25, 2007, the Company will commence an additional acceptance period to end on February 7, 2007. Prior to the consummation of the exchange offer, IsoTis, Inc. will have had no business operations other than engaging in the exchange offer. Following the closing of the exchange offer, IsoTis, Inc.’s business and operations will consist solely of the business and operations of IsoTis S.A.

In connection with the exchange offer, IsoTis, Inc. assumed all the existing stock options plans of IsoTis S.A. and all of the options outstanding under the plans. Concurrent with the assumption of the options, IsoTis, Inc. will convert all options to U.S. dollars at the current exchange rate on January 26, 2007.

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the following consolidated subsidiaries:

Company	Location	Ownership

IsoTis NV	The Netherlands	100.00%
IsoTis TE Facility BV	The Netherlands	100.00%
IsoTis OrthoBiologics, Inc.	United States	100.00%
EpiSource S.A.	Switzerland	100.00%
Modex Therapeutics GmbH	Germany	100.00%

The consolidated financial statements include all companies in which the Company has more than 50% of the voting rights over which it exercises control. All intercompany balances and transactions have been eliminated.

The Company is in the process of legally dissolving IsoTis TE Facility BV, EpiSource S.A. and Modex Therapeutics GmbH. These entities are inactive and the liquidations, which are expected to be concluded during 2006, are not expected to have a material impact on the results of operations.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

The Company’s reporting currency is the U.S. dollar.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term highly liquid investments with maturities of three months or less from the date of purchase.

Accounts Receivable

Accounts receivable are shown at their net realizable value, which approximates their fair value.

The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company’s historical experience. At December 31, 2004 and 2005, the allowance for doubtful accounts reserve was $319,020 and $392,025, respectively.

Financial Instruments

The Company’s financial instruments include primarily cash and cash equivalents, trade receivables, other receivables, trade payables and short term and long term borrowings. These financial instruments, other than long term borrowings, are short term in nature and therefore their carrying values approximate fair values. The carrying values of the Company’s long term borrowings also approximate fair values as variable rates approximate current market or federal judgment rates at December 31, 2005.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on a first-in, first-out (FIFO) basis. The cost of work-in-progress and finished goods includes materials, direct labor and an appropriate portion of variable and fixed overhead, the latter being allocated on the basis of normal operating capacity.

Long-Lived Assets and Definite Lived Intangible Assets

Property, plant and equipment comprise laboratory and office facilities, furniture and fixtures and computers and laboratory equipment. These tangible fixed assets are valued at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Laboratory and office facilities	5 years
Furniture and fixtures	5 years
Laboratory equipment	5 years
Computers and software	3 years

Property, plant, and equipment under construction are not depreciated until construction is complete and assets are placed in production.

Intangible assets are comprised of acquired unpatented technology, patent rights and a distribution network. Such rights are valued at cost less accumulated amortization. Acquired unpatented technology is amortized over 8 years. Acquired patent rights are amortized in accordance with the expected useful life of each patent, generally between 8 and 13 years and the acquired distribution network is amortized over 5 years.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Events or circumstances that would necessitate an impairment review primarily include, but are not limited to an impairment of goodwill, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the assets’ carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. The Company recognized an impairment charge to operations of $1,140,052 and $622,210 related to property and equipment for the years ended December 31, 2003 and 2004, respectively. No impairment charges related to property and equipment were recognized for the year ended December 31, 2005. In addition, the Company recognized an impairment charge to operations of $4,121,248 related to intangible assets for the year ended December 31, 2004. No impairment charges related to intangible assets were recognized for the years ended December 31, 2003 and 2005.

Goodwill

In accordance with SFAS No. 142, Goodwill and other Intangible Assets, the Company does not amortize goodwill. The Company completed the annual impairment test for goodwill required by SFAS 142. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase identifies a potential impairment; while the second phase, if necessary, measures the amount of impairment. The Company recorded goodwill (see note 3) in the fourth quarter of 2003 related to the acquisition of GenSci OrthoBiologics. The Company conducted the first phase of its annual impairment test during the fourth quarter of 2005 and found no impairment to goodwill.

Revenue Recognition

The Company recognizes revenue from sales of products when there is evidence of an agreement, possession of the product has passed and there has been a transfer of the significant risks and rewards, which is generally when the delivery of the product has occurred, collection is reasonably assured and there are no continuing performance obligations. Shipping and handling fees are included in revenue and related costs are included in cost of sales. Certain private label sales agreements provide for upfront non-refundable fees. The Company generally recognizes revenue from these fees over the period of its continuing performance obligations.

Other revenue includes government grants, royalties and research and development contracts.

In prior years, the Company received certain government grants, which support the Company’s research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the underlying grant agreement. Revenue in respect of grants includes contributions towards the costs of research and development. Such revenue is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collection of the receivable is deemed probable.

The Company recognizes revenue from royalties when they become fixed and payable and when collection is reasonably assured.

For contract research and development revenue, milestone payments are recognized as revenue upon the completion of the milestone when the milestone event was substantive, its achievability was not reasonably assured at inception and the Company’s performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. The Company defers revenue recognition until performance obligations have been completed and collectibility is reasonably assured.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Advertising

The Company expenses all advertising costs as such costs are incurred. Advertising expenses were $74,133, $202,234 and $126,719 for the years ended December 31, 2003, 2004 and 2005, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred in performing research and development activities. These costs are primarily comprised of salaries and benefits, including stock-based compensation expense, facility costs and outsourced research and development activities.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair-value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.  The Company values options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense on a straight line basis over the future periods in which options vest. Stock based compensation recorded as expense for the years ended December 31, 2003, 2004 and 2005 was $3,135,530, $683,977 and $411,459, respectively. (See note 10 for expense by category.)

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The functional currency for the Company’s legal entities in Switzerland is the Swiss Franc (denoted as “CHF”) and for all other European entities the Euro. The Company’s functional currency for its U.S. entity is the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the end of the period. All statement of operations accounts are translated at the average exchange rate during the period. The resulting translation adjustment is recorded as other comprehensive income (loss), a separate component of stockholders’ equity. All transactions in currencies other than the functional currency of the respective entity are remeasured into the functional currency at the rate prevailing at the time of the transaction and are included in the Consolidated Statement of Operations in the year to which they relate.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forwards. Deferred tax assets and liabilities are measured using currently enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statements of Operations in the period in which the changes are enacted. The Company determines the need for a valuation allowance based on available evidence to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Financial Market Risks

The Company is exposed to market risks primarily related to foreign exchange rates and interest rates. The Company’s currency risk is derived from potential changes in functional currency values of the Company’s non-functional currency denominated assets, liabilities and cash flows. The Company’s most significant currency exposures relate to U.S. dollar denominated cash and intercompany loans in entities that have the Euro and the Swiss Franc as their functional currency. The Company’s indebtedness creates interest rate risk. The Company monitors these risks on an ongoing basis. The Company had no derivative financial instruments at December 31, 2004 and 2005.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in the form of bank and money market accounts with financial institutions that management believes are creditworthy. The Company has no financial instruments with off-balance sheet risk of accounting loss.

Risks and Uncertainties

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income/Loss Per Share

Basic net income or loss per share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income or loss per share is computed based on the weighted-average number of common shares outstanding including the dilutive effect of stock options, if any. The Company has no other potentially dilutive securities other than stock options. Dilutive shares relating to stock options were 1,983,310 for the year ended December 31, 2005. There is no difference in basic and diluted net loss per share recorded by the Company for the years ending December 31, 2003 and 2004 because the impact of stock options outstanding is anti-dilutive. The potential shares of commons stock that have not been included in the diluted net income (loss) per share calculation totaled 4,964,084, 4,552,098, and 2,463,342 for the years ended December 31, 2003, 2004 and 2005, respectively.

Employee Benefit Plans

The Company maintains defined contribution pension plans in Switzerland, The Netherlands and the United States. In addition, the Swiss and Dutch employees benefit from the mandatory retirement plans in their respective countries. The terms of the company plans vary per country. The Company is required to contribute to the plans in Switzerland and The Netherlands. In general, employees may contribute a percentage of their base salaries, subject to certain limitations. The Company recognized expense of $550,695, $563,587 and $394,187, respectively, for the years ended December 31, 2003, 2004 and 2005. The pension plans are fully funded through annual premiums paid to independent insurance companies. As of December 31, 2005, all amounts payable to the pension plans were recorded in the financial statements. There are no additional funding requirements as of December 31, 2005.

Reclassification

Certain reclassifications have been made to the prior period’s financial statements in order to conform to current year classifications.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs.  This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The Company currently believes that the adoption of SFAS 151 will not have a material effect on its consolidated financial position or results of operations.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

In December 2004, the FASB issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123(R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R)addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a “fair-value”— based method and recognized as expense in the consolidated statement of operations. SFAS 123(R)is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS 123(R) will not have an impact on the statement of operations for stock options granted and the related expense to be recorded prior to adoption and the Company does not believe the adoption of SFAS 123(R) will result in significant differences in valuing and expensing stock options as the Company currently recognizes expense in the Consolidated Statements of Operations in accordance with SFAS 123.

In June 2005, the Emerging Issue Task Force of the FASB issued EITF 05-6 Determining the Amortization Period for Leasehold Improvements Purchased Lease Inception or Acquired in a Business Combination”. On September 15, 2005 the Emergency Issue Task Force reached consensus on how to amortize leasehold improvements that are placed in service significantly after and not contemplated at the beginning of the lease term. Leasehold improvements acquired in reporting periods beginning after June 29, 2005 should be amortized over the shorter of the useful life of the asset or a term that includes required lease periods and renewals that are deemed to be reasonably assured. The Company does not believe the adoption of EITF 05-6 will have a significant impact on the Company’s financial statements.

3.	Business Combination

2003 Acquisition

On October 27, 2003, the acquisition of GenSci OrthoBiologics, Inc., by IsoTis S.A. closed and the Company acquired 100% of the outstanding shares of GenSci OrthoBiologics, Inc. from GenSci Regeneration Sciences Inc. (“GenSci”) in exchange for 27,521,930 common shares of the Company. As a result of the acquisition, GenSci OrthoBiologics was renamed IsoTis OrthoBiologics, Inc. GenSci and the shareholders of pre-merger GenSci became stockholders of the Company. After the transaction, GenSci and the pre-transaction GenSci shareholders owned approximately 40% of the then outstanding stock of the Company.

The acquisition was accounted for under the purchase method of accounting. The results of operations of IsoTis OrthoBiologics have been included only from November 1, 2003. The historical financial statements prior to November 1, 2003 are those of pre-acquisition IsoTis.

The aggregate purchase price of $37,243,657 includes the 27,521,930 shares of IsoTis valued at $30,549,342 plus 1,689,070 common stock options of IsoTis valued at $1,123,375 and merger costs of $5,570,939. The fair value of IsoTis shares was derived using the average market price per share of IsoTis stock of $1.11, which was based on an average of the closing prices for a range of trading days around June 3, 2003, the date the acquisition was announced. The purchase price has been allocated, based upon an independent valuation of intangible assets and in-process research and development, to the assets acquired and liabilities assumed based on fair values. The Company identified net liabilities acquired of $1,889,412, intangible assets of $21,950,000 and in-process research and development of $800,000. The weighted average amortization period for the acquired intangible assets was 7.5 year as of the acquisition date.

Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs. The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate use, it would be subjected

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenue generated from such projects and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management’s best estimates of market size and growth.

The aggregate purchase price exceeded the fair value of identified net assets acquired by $16,383,069. This excess of identifiable net assets over purchase price, resulted in the Company recognizing Goodwill of $16,383,069 in 2003.

4.	Discontinued Operation

On May 14, 2003, the Company sold its entire 89.8% ownership interest in Chienna BV to Octoshare BV for aggregate consideration of $3,182,676 (€2,817,623), resulting in a net loss on disposal of $213,368 (€188,895). In accordance with the terms of the agreement, the Company is entitled to receive incremental payments from Octoshare BV with respect to commercial development milestone payments by other parties to Octoshare BV during a 36 month period following the consummation of the transaction. Based on the nature of the milestone payments, the Company is entitled to receive between 30% to 60% of the aggregate payments received by Octoshare BV. Also, the terms of the arrangement entitle the Company to receive royalties ranging from 7.5% to 20% of Octoshare’s operating results, based upon the aggregate net operating result achieved by Octoshare BV.

During the year ended December 31, 2003, Chienna had revenue of $38,631 (€34,200) and a net loss of $484,500 (€428,928). Chienna was incorporated in July 2002 and therefore did not have operating activities prior to such date.

Year Ended
December 31,
2003

Discontinued operations:
Net loss from discontinued operations	$(484,500)
Net loss on disposal	(213,368)

Net loss from discontinued operations	$(697,868)

Cash flows from discontinued operations
Cash flows from operating activities	(1,596,135)
Cash flows from investing activities	1,215,455
Cash flow from financing activities	—

Net cash used in discontinued operations	$(380,680)

In 2005, the Company revised its presentation of cash flows from discontinued operation in the Consolidated Statement of Cash Flows to disclose the operations, investing and financing portions of the cashflows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount. These amounts were previously disclosed in the Notes to the Consolidated Financial Statements.

5.	Gain on Sale of Assets

During 2002, the Company decided to cease its tissue engineered skin program and halted construction of its tissue engineering facility in Heerlen, The Netherlands. In order to finance construction of the building, the Company had obtained a 12 year mortgage facility. During the first quarter of 2005, the Company decided to actively market the sale of the Heerlen facility. During 2005, the Company sold the facility for $1,624,412

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

(€1,350,000), which resulted in a gain of $411,596 (€342,065). The mortgage facility was repaid from sale proceeds. The gain on sale of assets is included in other income in the Consolidated Statement of Operations.

During 2005, the Company sold its proprietary property rights related to its Encapsulated Cell Technology (ECT). The sales price was $250,000 (CHF 298,875) resulting in a net gain of $229,516 (CHF 274,410). The gain on sale of assets is included in other income in the Consolidated Statement of Operations.

During 2005, the Company sold miscellaneous equipment for proceeds of $192,910, resulting in a net gain of $12,468. The gain on sale of assets is included in other income in the Consolidated Statement of Operations.

During 2004, in connection with the Company’s decision to reduce the size of its operations in Switzerland, the Company sold property, plant and equipment from its facility. In addition, in December 2004, the Company sold its wound management activities to DFB Pharmaceuticals, Inc. In total, these asset sales resulted in a gain of $1,587,057. $714,880 of the proceeds related to these 2004 sales were received in 2005. The gain on the sale of assets is included in other income in the Consolidated Statement of Operations.

6.	Intangible Assets

Intangible assets are as follows:

	As of December 31, 2004			As of December 31, 2005
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Value	Amortization	Value	Value	Amortization	Value

Unpatented technology	$8,937,000	$(1,625,744)	$7,311,256	$8,937,000	$(2,682,871)	$6,254,129
Patents	9,071,695	(2,253,553)	6,818,142	8,935,206	(3,169,990)	5,765,216
Distribution network	2,900,000	(793,333)	2,106,667	2,900,000	(1,334,095)	1,565,905

	$20,908,695	$(4,672,630)	$16,236,065	$20,772,206	$(7,186,956)	$13,585,250

In 2004, in accordance with SFAS 144, the Company completed an impairment test of intangible assets with finite lives that were recorded as part of the purchase of the U.S. Operations of GenSci. This analysis resulted in the recognition of an impairment of certain unpatented and patented technology and the distribution network acquired totaling $2,882,001 to reduce the value of intangible assets to their respective fair values. Fair value was determined using discounted estimated cashflows. In 2005, the Company completed its annual impairment test of intangible assets and determined that there was no additional impairment.

During the first quarter of 2004, the Company entered into a contract with a provider of synthetic products. The contract granted marketing rights over a bone cement product. During 2004, the Company subsequently decided to cease distribution of the bone cement product based on poor market acceptance and competitive disadvantage relative to other competing products on the market. Accordingly, a write-off of $384,338 was recorded in 2004 for the upfront license fee paid by the Company associated with this contract.

Under the terms of the agreement between GenSci and IsoTis signed prior to the acquisition, GenSci assigned to IsoTis a license agreement with BioInterfaces, Inc (“BioInterfaces”) for the use of certain proprietary technology. In accordance with an asset purchase agreement between IsoTis and BioInterfaces effective October 27, 2003, IsoTis exercised its option, granted under the license agreement, to purchase the proprietary technology for cash consideration of $950,000. In 2004, the Company determined that this asset was fully impaired in connection with a decision to terminate any plans to market such products. An impairment charge was recorded for the remaining book value of $854,909 in 2004.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Aggregate amortization expense for intangible assets for the years ended December 31, 2003, 2004 and 2005 was $1,803,628, $3,308,457 and $2,575,306, respectively. Estimated amortization expense is as follows for the next five years ending December 31:

2006	$2,596,031
2007	2,596,031
2008	2,513,240
2009	2,046,466
2010	$2,046,466

$11,798,234

7.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of December 31,
	2004	2005

Non-operating property, plant and equipment	$1,364,819	$—
Operating property, plant and equipment	1,905,888	1,359,280

	$3,270,707	$1,359,280

Non-Operating Property, Plant and Equipment

In conjunction with the Company’s plan to restructure certain operating activities during 2002, IsoTis S.A. announced plans to cease its tissue engineered skin program and, therefore, to cease construction of its tissue engineering facility in Heerlen, The Netherlands. The sale of this facility was completed in July 2005. In prior years, the Company considered that the decision to close the facility be an indicator that the carrying amount of the related assets might not be recoverable. In evaluating the fair value of all of its long-lived assets, the Company determined the carrying value of certain plant and equipment related to the tissue engineering facility exceeded its fair value. Based on the Company’s determination of fair value, which considered the estimated cash flows expected to be generated from leasing the facility, an impairment of $2,279,949 was charged to operations in 2002. An additional impairment of $1,100,486 related to the Heerlen facility was charged to operations in 2003 due to a continued decline in real estate market conditions. During the first quarter of 2005 the Company decided to actively market the sale of the Heerlen facility. In July 2005, as discussed in Note 5 to the Consolidated Financial Statements, the Company sold this facility. As of December 31, 2004, the book value of the Heerlen facility was $1,364,819, consisting of $547,725 of land and $817,094 of property, plant and equipment. As of December 31, 2005, the sale had been completed and no balance remained.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Operating Property, Plant and Equipment

The composition of operating property, plant and equipment, net of $9,703,900 and $9,163,522 in accumulated depreciation as of December 31, 2004 and 2005, respectively, is as follows:

	As of December 31,
	2004	2005

Laboratory and office facilities	$425,810	$229,942
Furniture and fixtures	197,882	167,703
Computer equipment and software	280,244	331,596
Laboratory equipment	863,498	547,196
Property, plant and equipment under construction	138,454	82,843

	$1,905,888	$1,359,280

Depreciation and impairment expense for property, plant and equipment including assets under capital leases are as follows:

	Year Ended December 31,
	2003	2004	2005

Depreciation expense	$2,161,320	$2,056,478	$832,760
Impairment recognized	$1,140,052	$622,210	$—

As of December 31, 2005, there are no assets under capital lease. As of December 31, 2004, the net book value of assets included above under capital leases were $37,517, net of accumulated amortization of $150,809. Assets under capital leases were primarily furniture and fixtures, computer and laboratory equipment.

8.	Related Party Transactions

In June 2003, the Company licensed certain technology from GenSci Regeneration, for cash consideration of $400,000. Additional payments of $300,000 were paid to GenSci Regeneration upon the Company’s achievement of certain milestones and royalty payments were due upon the commercialization of qualifying products. The license was amortized over three months, prior to the Company’s acquisition of GenSci OrthoBiologics.

On October 27, 2003, the Company paid $950,000 to purchase and license certain technologies from BioInterfaces, Inc., a company that is partially owned by a previous consultant of GenSci who is now an officer of the Company. In 2004, the Company determined that this asset was fully impaired as the Company had not put on the market any products using this technology and had no plans to market any such products.

On January 15, 2004, the Company entered into a consulting agreement with Dr. James Trotman, a board member, which provides that in consideration of his consulting services, the Company will pay reasonable out-of-pocket expenses for such services. This agreement was renewed in October 2004 and remains effective as long as Dr. Trotman is a member of the Board. Payments relating to the consulting arrangement to Dr. Trotman in 2004 and 2005 totaled $1,319 and $1,733 respectively.

On June 24, 2005, the Company entered into a board and consultancy agreement with James Hart, a board member, which provides that in consideration of his consulting services, the Company will pay a fee of $2,500 per day, with a minimum of one day per month, and reasonable out-of-pocket expenses for such services. Payments relating to the consulting arrangement to Jim Hart in 2005 totaled $33,000.

There were no other significant transactions with related parties during the years ended December 31, 2003, 2004 and 2005.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

9.	Inventory

At December 31, 2004 and 2005, respectively, inventory, net of allowance for slow moving and obsolete inventory of $691,468 and $1,091,570, is comprised of the following:

	As of December 31,
	2004	2005

Raw materials and deferred processing costs	$4,608,488	$4,691,287
Work in progress	2,106,272	1,761,202
Finished goods	2,580,675	3,568,417

	$9,295,435	$10,020,906

10.	Stockholders’ Equity

Share Capital

In conjunction with the merger described in Note 1 to the Consolidated Financial Statements, the Company was recapitalized in accordance with the articles of incorporation of Modex. As of December 31, 2004 and 2005, the nominal value of the Company’s common shares is CHF 1 each.

On June 23, 2005, the Company’s stockholders approved a resolution authorizing the board of directors (the “Board”) to increase the share capital by 7,800,000 shares, with a nominal value of CHF 1 each, until June 23, 2007. The Board is also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends.

During 2003, the Company acquired 343,858 additional shares of IsoTis NV to bring its ownership interest to 99.86% from 98.12% at December 31, 2002. The IsoTis NV shareholders received a total of 481,401 shares of the Company or 1.4 for one share exchange, the same ratio as in the original transaction. On December 15, 2003, the Company initiated buy-out proceedings to acquire the remaining 0.14% (28,420 shares) of the outstanding IsoTis NV shares by requesting the Enterprise Section of the Amsterdam Court of Appeals (Ondernemingskamer) to order the remaining shareholders to transfer their shares against payment of a reasonable buy-out price. On June 3, 2004, as no minority shareholders appeared in court, the buy-out price was established by the Enterprise Section of the Amsterdam Court of Appeals at $3.42 (€2.52). On June 22, 2004, the Company transferred $97,148 (€71,770) to the designated escrow account (consignatiekas) of the Dutch Ministry of Finance in the name of the remaining (unknown) minority shareholders, and thereby became the beneficial shareholder of the last outstanding shares of IsoTis NV.

A total of 7,000,000 conditional shares were created pursuant to the exercise of stock option rights to be granted to employees and Board members of the Company and its subsidiaries according to the Company’s stock option plans. Out of these 7,000,000 conditional shares, 707,408 and 874,122 were issued during 2004 and 2005, respectively. 5,377,680 conditional shares remain available for issuance at December 31, 2005 (6,251,802 shares at December 31, 2004). Under the Swiss Code of Obligations, any share issue, whether for cash or non-cash consideration, is subject to prior approval at the shareholders’ meeting. The Company’s shareholders have certain preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares previously held by them. A resolution adopted at a shareholders’ meeting with a two-thirds majority may, however, limit or suspend preemptive rights in certain limited circumstances.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

The components of authorized shares at December 31, 2004 and 2005 are as follows:

	Issued Shares			Conditional Capital(1)
				Authorized		Authorized
	Outstanding	In Treasury	Total	Capital(1)	Stock Options	Shares

December 31, 2004	69,739,222	234,067	69,973,289	—	6,251,802	76,225,091
Change	874,122	—	874,122	7,800,000	(874,122)	7,800,000

December 31, 2005	70,613,344	234,067	70,847,411	7,800,000	5,377,680	84,025,091

(1)	As defined by Swiss law.

Stock Option Plans

In connection with the business combination in 2002 with Modex, the Company terminated its existing stock option plan and cancelled all previously outstanding options. The Company adopted a new stock option plan whereby the remuneration committee of the Board may grant options to employees and consultants. As of December 31, 2005, no options have been issued to consultants. At December 31, 2005, a total of 931,028 options (at December 31, 2004: 1,699,704 options) were available for issuance under the plan. In connection with the business combination with GenSci, the Company established an option plan for North American employees; the terms of this plan are similar to the existing IsoTis plans.

Options are granted in Swiss Francs (CHF) and vest based on the terms established in the individual grant agreement. Such terms are established by the remuneration committee and typically vest over a period of four years. Certain options issued under the plan are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of any profits to be remitted to the Company decreases ratably over a period of three years. Options generally expire over a period of 4 to 10 years, or upon earlier termination of employment with the Company.

Subsequent to the 2003 business combination with GenSci, the Company granted 700,000 options, which were in addition to the 1,627,335 that were issued to previous holders of GenSci stock options, under a newly formed plan that is equivalent to the existing plan. The options granted to previous holders of GenSci stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options is included in the purchase price allocation which approximated the fair value of the GenSci share options exchange. Subsequent to the 2002 business combination, the Company granted 2,783,322 options, of which 1,987,387 were issued to previous holders of IsoTis stock options. The options granted to previous holders of IsoTis stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options, in excess of the fair value of the original option revalued at the date of exchange is recognized over the remaining vesting period of the modified award, in addition to any unrecognized expense from the original stock option grant. Exercise prices are denominated in CHF. The exchange rate at December 31, 2004 and 2005 from CHF to U.S, dollars was 1.1412 and 1.3161, respectively.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year Ended December 31,
	2004	2005

Risk-free interest rate	3.01% to 3.89%	3.80% to 4.17%
Expected dividend yield	—	—
Expected volatility	64.65% to 65.71%	61.72% to 64.46%
Expected life (years)	4.00	6.00
The weighted average fair value of options noted above which were granted during the year ended December 31, 2004 and 2005, respectively, are as follows:
Stock price greater than exercise price	—	CHF 1.93
Stock price equal to exercise price	CHF 2.25	CHF 1.46
Stock price less than exercise price	CHF 3.31	CHF 1.89

The risk free interest rate is based on U.S. Treasury securities in effect at the time of grant. Expected volatility is based on historical volatility of the Company’s stock. The expected life of the options is an estimate based on the contractual terms of the options and historical employment behavior.

A summary of stock option activity for the Company’s stock option plans are as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 1, 2003	2,783,322	CHF 1.90
Granted	2,425,835	CHF 1.12
Forfeited	(204,283)	CHF 1.72
Exercised	(40,790)	CHF 1.60

Balance at January 1, 2004	4,964,084	CHF 1.54
Granted	313,000	CHF 2.45
Forfeited	(17,578)	CHF 1.69
Exercised	(707,408)	CHF 1.08

Balance at January 1, 2005	4,552,098	CHF 1.68
Granted	1,137,500	CHF 1.80
Forfeited	(368,824)	CHF 1.70
Exercised	(874,122)	CHF 1.30

Balance at December 31, 2005	4,446,652	CHF 1.78

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about the Company’s stock options outstanding at December 31, 2005:

		Weighted			Weightôu
	Outstanding	Average			Average
	Options at	Remaining	Weighted		Price of
	December 31,	Contractual	Average	Exercisable	Exercisable
	2005	Life (Years)	Option Price	Options	Options

CHF 1.00	731,916	3.83	CHF 1.00	731,916	CHF 1.00
CHF 1.01 — 1.50	375,000	4.05	CHF 1.36	125,000	CHF 1.32
CHF 1.51 — 2.00	1,234,351	2.14	CHF 1.82	298,601	CHF 1.61
CHF 2.01 — 2.50	1,917,948	1.96	CHF 2.02	1,917,948	CHF 2.02
CHF 2.51 — 3.00	76,937	2.12	CHF 2.65	21,873	CHF 2.67
CHF 3.01 — 3.31	110,500	3.22	CHF 3.17	65,125	CHF 3.08

Outstanding at end of year	4,446,652	2.53	CHF 1.78	3,160,463	CHF 1.74

Stock based compensation expense is included in the Consolidated Statements of Operations as follows:

	Year Ended December 31,
	2003	2004	2005

Costs of sales	$113,497	$7,663	$42,089
Research and development	1,665,810	10,984	33,984
Marketing and selling	180,509	24,440	74,974
General and administrative	1,175,714	640,890	260,412

	$3,135,530	$683,977	$411,459

11.	Accrued Liabilities

Components of accrued liabilities that exceed 5% of total current liabilities are as follows:

	As of December 31,
	2004	2005

Accrued salary and benefits	$2,129,086	$1,988,208
Accrued claims	2,453,670	2,369,234
Accrued commissions	373,982	569,559
Other	3,512,044	1,753,988

	$8,468,782	$6,680,989

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

12.	Interest-Bearing Loans and Borrowings and Capital Lease Obligations

Interest-bearing loans and borrowings consist of the following:

	As of December 31,
	2004	2005

Mortgage facility	$5,780,399	$—
Capital lease obligations	39,877	—
Structured debt payments	4,000,000	3,000,000
Promissory note	84,222	59,252

	9,904,498	3,059,252
Less current maturities	(6,836,776)	(1,015,471)

Long term portion	$3,067,722	$2,043,781

Maturities of long term debt at December 31, 2005 are as follows for the years ending December 31:

2006	$1,015,471
2007	1,016,596
2008	1,017,803
2009	9,382

$3,059,252

Mortgage Facility

Upon the sale of the Company’s tissue engineering facility in Heerlen, The Netherlands, during 2005, the Company repaid the mortgage facility it had obtained for the construction of the facility. Interest on the outstanding mortgage balance was based on the 1-month Euribor tariff plus 125 basis points (average interest rate for 2004 and 2005 were 3.33% and 3.36%, respectively). Based on the Company’s decision to cease construction of the tissue engineering facility, the full amount of the mortgage facility became due upon the demand of the issuer. Accordingly, the outstanding balance of the mortgage facility at December 31, 2004 of $5,780,399 (€4,270,385) was included in current liabilities.

Capital Lease Obligations

The Company leased a portion of its fixed assets, notably furniture and fixtures and computer and lab equipment. These leases were fully paid in 2005.

Structured Debt Payments

With the October 27, 2003 acquisition of GenSci OrthoBiologics, the Company assumed scheduled debts as per the GenSci Chapter 11 Plan of Reorganization. As of December 31, 2005 the remaining balance of these debts recorded as liabilities was $3,000,000, which is backed by a letter of credit of $3,250,000 that is in turn backed by restricted cash of $3,250,000. Principal and interest are due annually through 2008. This debt bears interest at the U.S. Federal Judgment Rate (average interest rate for 2004 and 2005 were 2.0% and 3.0%, respectively).

Promissory Note

The long-term borrowing is payable at an interest rate of 7.5% and matures in 2009.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

13.	Income Taxes

The provision (benefit) for taxes based on income (loss) from continuing operations was nil as of December 31, 2003, 2004 and 2005.

The provision (benefit) for taxes based on income (loss) from continuing operations differs from the amount obtained by applying the statutory tax rate as follows:

	Years Ended December 31,
	2003	2004	2005

Income tax (benefit) provision at statutory rate	$(12,781,000)	$(13,031,000)	$318,000
Increase (decrease) in taxes resulting from:
Income tax credits	(13,000)	(137,000)	(39,000)
Permanent items	146,000	20,000	274,000
In-process research & development	280,000	—	—
Increase (decrease) in valuation allowance	12,368,000	13,148,000	(553,000)

	$—	$—	$—

Deferred tax assets and liabilities determined in accordance with FASB No. 109, Accounting for Income Taxes, reflect the impact of temporary differences between amounts of assets and liabilities for tax and financial reporting purposes. The laws measure such amounts and the expected future tax consequences of net operating loss carryforwards. Temporary differences and net operating loss carryforwards, which give rise to deferred tax assets and liabilities recognized in the balance sheet, are as follows:

	As of December 31,
	2004	2005

Deferred tax assets:
Foreign net operating loss carryforwards	$48,701,000	$39,161,000
Federal and state net operating loss carryforwards	9,226,000	10,935,000
Accrued settlement costs	1,601,000	1,201,000
Accruals not currently deductible for tax purposes and other	2,448,000	4,394,000
Tax credit carryforwards	877,000	685,000
Stock compensation	—	186,000
Fixed and other intangible assets	21,000	—
Valuation allowance	(56,016,000)	(49,224,000)

Total deferred tax assets	6,858,000	7,338,000

Deferred tax liabilities:
Purchased intangibles	6,251,000	5,244,000
Foreign accruals and other	607,000	2,068,000
Fixed and other intangible assets	—	26,000

Total deferred tax liabilities	6,858,000	7,338,000

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carryback years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. During the years ended December 31, 2004 and 2005, due to uncertainties surrounding the realization of the cumulative federal and state net operating losses sustained during 2004 and 2005, the Company has recorded a valuation allowance against all of the net deferred tax assets.

At December 31, 2005, the Company has foreign, federal and state net operating loss carryforwards totaling approximately $147,000,000, $29,700,000 and $13,000,000, respectively. Foreign net operating loss carryforwards begin to expire in 2006, federal net operating loss carryforwards begin to expire in 2009, while state net operating loss carryforwards begin to expire in 2006. Approximately $81.9 million of the foreign net operating loss carryforwards are related to the Company’s operations in the Netherlands. A portion of the net operating loss carryforwards in the Netherlands may be limited due to the merger with the IsoTis NV during 2002.

The Company has not provided for any deferred income taxes or any applicable withholding taxes related to its foreign subsidiaries. The Company has determined that the earnings (if any) will be indefinitely reinvested.

Approximately $700,000 of the net deferred tax assets relate to the Company’s acquisition of GenSci OrthoBiologics (see Note 3 — “Business Combination”). For financial reporting purposes, a valuation has been recorded to offset the deferred tax assets. When realized, the tax benefit related to the acquired deferred tax assets will be applied to reduce goodwill related to the acquisition of GenSci OrthoBiologics. The Company has realized approximately $100,000 of tax deductions related to employee stock option exercises. The stock options exercised were issued in connection with the acquisition of GenSci OrthoBiologics. When realized, the tax benefit related to the employee stock option exercises will be applied to reduce goodwill related to the acquisition of GenSci Orthobiologics.

At December 31, 2005, the Company has federal and state income tax credit carryforwards of approximately $816,000, which begin to expire in 2006.

The Company did not pay any income taxes during 2003, 2004 and 2005.

Due to the “change of ownership” provision of the Tax Reform Act of 1986, utilization of the Company’s federal and state net operating loss and credit carryforwards are subject to an annual limitation against taxable income in future periods. The Company has had two “change of ownership” events that limit the utilization of net operating loss and credit carryforwards. The ownership changes occurred on October 27, 2003 and January 16, 1997. The annual net operating loss limitations are $1,765,000 and $1,082,000, respectively. Any subsequent “change of ownership” events could further limit the utilization of net operating loss and credit carryforwards. Additional limitations may result in a portion of these carryforwards expiring before ultimately becoming available to reduce future income tax liabilities.

The Company operates within multiple taxing jurisdictions and is subject to income tax, VAT and other audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and can potentially result in tax payments.

In 1996, when the Company was established in Switzerland, the Swiss authorities granted an exemption for 10 years from all Cantonal and Communal taxes. The exemption covered the activities of a company in its start-up phase. The ruling expired at the end of 2005. The Company is currently negotiating a new exemption to cover its present and planned activities.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

United States and foreign earnings (losses) from continuing operations before income taxes are as follows:

	Year Ended December 31,
	2003	2004	2005

United States	$(4,426,000)	$(15,816,337)	$(10,556,733)
Foreign	(32,091,640)	(21,415,713)	11,465,665

	$(36,517,640)	$(37,232,050)	$908,932

14.	Restructuring

2004 Restructuring

In 2004, the Company announced a plan to shutdown most of its Bilthoven operations, excluding limited production of its products. As a result, the Company recorded $1,664,882 in restructuring costs related to employee severance costs. These costs are included in research and development, marketing and sales and general & administrative in the Consolidated Statement of Operations based on the function of the individual employees involved. As of December 31, 2004, $1,100,299 of the severance costs has been paid. As of December 31, 2005, the severance costs have been fully paid.

2003 Restructuring

In the context of defining the strategy for the combination of IsoTis and GenSci OrthoBiologics, the Board approved plans to exclusively focus on products with “medical device” regulatory characteristics and to no longer pursue cell-based product development. As a result of the plan, the Company recognized a charge of $563,169 in 2003 relating to the termination of 19 employees in The Netherlands. These costs are included in research and development, marketing and sales and general & administrative in the Consolidated Statement of Operations based on the function of the individual employees involved. The Company accounted for these costs in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. As of December 31, 2004, the severance costs have been fully paid.

15.	Geographic Information

The Company operates in one reportable segment. The Company currently has geographical locations in Switzerland, the Netherlands, and the United States. Product revenue by geographic location are as follows:

	Year Ended December 31,
	2003	2004	2005

The Netherlands	$2,132,702	$4,687,800	$6,027,287
Switzerland	140,917	134,672	3,777
United States	3,579,013	20,446,157	26,032,397

	$5,852,632	$25,268,629	$32,063,461

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Long-lived assets by geographic location are as follows:

	As of December 31,
	2004	2005

The Netherlands	$2,480,606	$510,610
Switzerland	163,980	107,702
United States	16,862,186	14,326,218

	$19,506,772	$14,944,530

16.	Commitments and Contingencies

Government Grant

In 2000, the Company received a grant for the development of certain biomedical technology. The grant reimbursed the Company for allowable expenses up to a maximum amount of $2,776,467 (€2,204,237) and expired on December 31, 2002. During 2003, the Company commercialized products as defined by the agreement, as a result, all or a portion of grant proceeds will become repayable at an interest rate of 5.7%. Grant repayments are payable based on a royalty of 4% of net sales from related products and services, commencing as of January 1, 2003 and continuing through 2012 or earlier, based on the amount of royalties paid. After 2012, no additional royalty payments are due. The Company is in negotiation regarding a possible increase in the royalty rate which would be applied to all previous and future sales of the commercialized products as defined by the agreement. As of December 31, 2005, the Company has recorded a liability based on its best estimate of the outcome of this negotiation. If future royalty payments are not adequate to repay the grant, the Company has no future obligation to pay the remaining balance. Due to the early stage of the commercialized products, the projection of future royalty payments is not determinable at December 31, 2005.

Purchase Commitments

On March 25, 2004, the Company entered into a purchase agreement with a supplier of synthetic calcium phosphate bone cement products for marketing and sale by IsoTis under private label. The agreement, which runs for 5 years, requires the Company to meet minimum purchase requirements during the first 3 years of the agreement. Failure to meet these requirements will result in penalties in accordance with the relevant conditions in the agreement. During the first year of the agreement, the Company met the requirements. However, during the second year of the agreement from March 2005 to March 2006, the Company failed to meet the necessary purchase requirements. According to current market projections, the Company considers it unlikely it will be able to meet the minimum purchase requirements for the third year of the agreement. Accordingly, the Company has accrued its estimated liability under this arrangement as of December 31, 2005. Any penalties are not expected to be significant to the ongoing operations of the Company.

Operating Lease Commitments

Future minimum rentals under non-cancelable operating leases are as follows at December 31, 2005:

2006	$985,097
2007	699,590
2008	147,123
2009	2,141

$1,833,951

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

The Company has certain obligations under an operating lease agreement to return the premises of its Bilthoven facility to its original state at the end of the lease period in March 2008. Management has prepared an analysis of the anticipated costs to remove various leasehold improvements, taking into consideration various scenarios, including the lessor’s ability to find a suitable tenant to lease the facility in its current state. Based on the Company’s analysis and subject to the estimation process involved in quantifying the future costs, the Company believes the likelihood is remote that any sum it may be required to pay in connection with the retirement obligations will have a material effect on the Company’s financial position, results of operations or cash flows.

Rent expense for the years ended December 31, 2003, 2004 and 2005 was $1,337,080, $1,414,041 and $1,052,860, respectively.

Restricted Cash

The Company has bank guarantees for payment obligations held by the Company and other arrangements resulting in the restriction of cash totaling $7,636,025 and $4,434,063 at December 31, 2004 and 2005, respectively.

Collaborative Agreement

Certain ongoing longer-term internal research and development programs are being pursued under a four-year cooperation agreement between the Company and Twente University. For a fixed financial investment, the Company has the exclusive right to further inventions by the original scientific founders of the Company and a group of researchers including 15 scientists formerly employed by the Company who were transferred to Twente University during 2003. The Company has the following non-cancellable commitments which are recorded in relation to this research and development agreement as of December 31, 2005:

2006	$1,260,257
2007	39,015

$1,299,272

Option Wage Tax Claim

The Company is addressing a claim by the Dutch tax authorities regarding the wage withholding tax consequences of the granting of employee options prior to the initial public offering of IsoTis NV on October 6, 2000. The tax authorities issued an additional wage withholding tax assessment in connection with these option grants The initial claim has been reduced by the tax authorities and the Company has accrued for the potential liability, including interest and penalties. Court proceedings have commenced and remain ongoing.

AFM Claim

The Autoriteit Financiële Markten (“AFM”) in The Netherlands have imposed on IsoTis S.A. and IsoTis NV, a fine in the amount of $386,843 (€326,715), as the result of an alleged violation of the obligation provided for in Article 9v of the Securities Transactions Supervision Decree 1995 during the merger between Modex S.A. and IsoTis NV in the second half of 2002. AFM has rejected a complaint in which the Company denies the alleged violation. AFM’s decision was upheld by the Administrative Court in Rotterdam, The Netherlands. We have filed an appeal with the High Administrative Court in The Hague (College van Beroep voor het bedrijfsleven), which is the court of highest instance to rule on this matter. The Company plans to vigorously defend itself in this matter, however a liability was deemed probable and management’s best estimate has been recorded.

IsoTis S.A.

Notes to Consolidated Financial Statements — (Continued)

Epidex Claim

The Company acquired all the shares of a German company, Modex Therapeutics GmbH in an agreement with the two owners entered into on November 7, 2000. The share purchase agreement provided that, should more than a certain number of Epidex products be sold within a certain period, the purchase price would increase. The former owners have filed a claim for the additional purchase price. The Company disagrees with this claim, maintaining that the conditions for an increase in the purchase price have not been met. The Company plans to vigorously defend itself in this matter, however a liability was deemed probable and management’s best estimate has been recorded.

Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims. Although it is not possible to predict with certainty the outcome or costs of these matters, the Company believes the likelihood is remote that individually or in the aggregate any sum required to be paid in connection with liabilities recorded related to these matters will have a material adverse affect on its financial position, results of operations or cashflows.

IsoTis S.A.

Unaudited Condensed Consolidated Balance Sheet

September 30,
2006

ASSETS
Current assets:
Cash and cash equivalents	$16,909,442
Restricted cash	1,634,357
Trade receivables, net	7,548,822
Inventories	12,921,460
Unbilled receivables	74,069
Value added tax receivable	120,944
Prepaid expenses and other current assets	979,227

Total current assets	40,188,321
Non-current assets:
Restricted cash	1,500,000
Property, plant and equipment, net	3,420,410
Goodwill	16,383,069
Intangible assets, net	11,659,113

Total non-current assets	32,962,592

Total assets	$73,150,913

LIABILITY AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Trade payables	$5,234,565
Accrued liabilities	7,727,924
Deferred revenue	1,342,797
Current portion of capital lease obligations	—
Current portion of interest-bearing loans and borrowings	2,217,473

Total current liabilities	16,522,759
Non-current liabilities:
Interest-bearing loans and borrowings	2,083,692
Deferred revenue	5,132,910
Other long term liabilities	133,266

Total non-current liabilities	7,349,868

Common stock; 86,740,713 authorized, 70,940,713 shares (which includes 234,067 of treasury shares) issued and outstanding	50,716,173
Additional paid in capital	106,655,281
Accumulated other comprehensive income	17,632,149
Accumulated deficit	(125,725,317)

Total stockholders’ equity	49,278,286

Total liabilities and stockholders’ equity	$73,150,913

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IsoTis S.A.

Unaudited Condensed Consolidated Statements of Operations

	Nine Months Ended September 30,
	2005	2006

Revenue
Product sales	$23,450,049	$30,729,113
Other revenue	38,825	35,816

Total revenue	23,488,874	30,764,929
Operating expenses
Costs of sales	9,187,304	11,304,813
Research and development	4,199,551	5,591,768
Marketing and selling	9,388,251	13,200,975
General and administrative	7,914,839	8,445,734

Total operating expenses	30,689,945	38,543,290
Loss from operations	(7,201,071)	(7,778,361)
Interest income	385,975	440,021
Interest expense	(156,555)	(132,219)
Foreign exchange gain (loss)	8,625,190	(4,568,038)
Other	663,351	142,100

Net income (loss) before taxes	2,316,890	(11,896,497)
Provision for income taxes	—	—

Net income (loss)	$2,316,890	$(11,896,497)

Basic and diluted net income (loss) per share	$0.03	$(0.17)

Pro forma basic net income (loss) per share(1)	$0.33	$(1.68)

Pro forma diluted net income (loss) per share(1)	$0.32	$(1.68)

Weighted average common shares outstanding
Basic	70,349,586	70,918,356

Diluted	72,407,899	70,918,356

Pro forma weighted average, common shares outstanding
Basic(1)	7,034,958	7,091,835
Diluted(1)	7,240,789	7,091,835

(1)	Based on the number of IsoTis, Inc. shares of common stock issued upon the completion of the exchange offer in which IsoTis, Inc. offered to exchange one share of its common stock for every ten common shares of IsoTis S.A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IsoTis SA
Unaudited Condensed Consolidated Statement of Stockholders’ Equity

				Accumulated
			Additional	Other		Total
	Common Shares		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity

Balance at January 1, 2006	70,847,411	$50,644,949	$106,212,297	$12,932,003	$(113,828,820)	$55,960,429
Net loss	—	—	—	—	(11,896,497)	(11,896,497)
Net unrealized gain on investments	—	—	—	6,090	—	6,090
Foreign currency translation adjustment	—	—	—	4,694,056	—	4,694,056

Total comprehensive loss						(7,196,351)
Issuance of ordinary shares	93,302	71,224	29,386	—	—	100,610
Stock-based compensation	—	—	413,598	—	—	413,598

Balance at September 30, 2006	70,940,713	$50,716,173	$106,655,281	$17,632,149	$(125,725,317)	$49,278,286

The accompanying notes are an integral part of these consolidated financial statements.

IsoTis S.A.

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2005	2006

Cash flows from operating activities
Net income (loss) from continuing operations	$2,316,890	$(11,896,497)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,616,549	2,516,111
Bad debt expense	33,190	213,785
Gain on sale of assets	(682,814)	17
Stock-based compensation expense	479,719	413,598
Foreign currency transaction (gain) loss	(8,614,093)	4,568,055
Change in operating assets and liabilities:
Inventories	(343,992)	(2,863,302)
Trade receivables	(1,697,592)	(1,687,287)
Other current assets	596,177	47,521
Deferred revenue	136,910	(386,106)
Trade and other payables	(682,855)	3,031,919
Other long term liabilities	—	133,266
Restructuring provision	(673,197)	—

Net cash flows used in operating activities	(6,515,108)	(5,908,920)
Cash flows from investing activities
Purchase of property, plant and equipment	(439,516)	(2,636,306)
Change in restricted cash	1,381,372	1,378,164
Proceeds from sale of property, plant and equipment and assets	2,584,304	6,981,624

Net cash flows provided by investing activities	3,526,160	5,723,482
Cash flow from financing activities
Proceeds from issuance of common shares	690,975	100,610
Proceeds from interest-bearing loans and borrowings	—	2,000,000
Repayment of interest-bearing loans and borrowings	(6,190,650)	(762,090)

Net cash flows (used in) provided by financing activities	(5,499,675)	1,338,520
(Loss) gain on cash held in foreign currency	(12,409)	41,918

Net (decrease) increase in cash and cash equivalents	(8,501,032)	1,195,000
Cash and cash equivalents at the beginning of the period	25,539,602	15,714,442

Cash and cash equivalents at the end of the period	$17,038,570	$16,909,442

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IsoTis S.A.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Business Activities and Basis of Preparation

ISOTIS SA (the Company or IsoTis) is a life sciences company specializing in orthobiologics, a fast growing segment of the overall orthopedics market. The Company manufactures, markets and sells a range of innovative bone graft substitutes that are used to enhance the repair and regeneration of bone in spinal and trauma surgery and total joint replacements. The Company has its registered headquarters in Lausanne, Switzerland, and is a public company with an indefinite duration incorporated under the laws of Switzerland. Its corporate offices and executive management team are located in Irvine, California in the United States (‘US’). Research and development, clinical development, manufacturing, regulatory affairs, internal operations, sales and marketing and finance and administration activities are performed in the United States. The Company maintains an international sales office in Switzerland and a manufacturing and development team in the Netherlands.

On December 3, 2002, the merger of IsoTis NV (‘pre-merger IsoTis’) and Modex Therapeutiques S.A. (‘Modex’) became unconditional and Modex acquired 98.1% of the shares of pre-merger IsoTis. For accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. During 2003 and 2004, the Company purchased the remaining 1.9% of the shares of pre-merger IsoTis.

On October 27, 2003, the Company acquired 100% of the shares of GenSci OrthoBiologics, Inc. (‘GenSci OrthoBiologics’), a wholly-owned subsidiary of GenSci Regeneration Sciences Inc. The acquired company was renamed IsoTis OrthoBiologics, Inc. and the unaudited condensed consolidated financial statements reflect the historical results of IsoTis OrthoBiologics, Inc. from the date of the acquisition.

In November 2006, IsoTis S.A. formed IsoTis, Inc. as a wholly owned subsidiary and caused it to commence an exchange offer in which IsoTis, Inc. offered to exchange one share of its common stock for every ten common shares of IsoTis S.A. IsoTis, Inc. commenced the exchange offer on December 15, 2006. On January 19, 2007 the initial acceptance period ended. All of the conditions to the exchange offer were met and the offer was declared unconditional. On January 25, 2007, the Company will commence an additional acceptance period to end on February 7, 2007. Prior to the consummation of the exchange offer, IsoTis, Inc. will have had no business operations other than engaging in the exchange offer. Following the closing of the exchange offer, IsoTis, Inc.’s business and operations will consist solely of the business and operations of IsoTis S.A.

In connection with the exchange offer, IsoTis, Inc. assumed all the existing stock options plans of IsoTis S.A. and all of the options outstanding under the plans. Concurrent with the assumption of the options, IsoTis, Inc. will convert all options to U.S. dollars at the current exchange rate on January 26, 2007.

The unaudited condensed consolidated financial statements have been prepared in accordance with US generally accepted accounting principles and include the following consolidated subsidiaries:

Company	Location	Ownership

IsoTis NV	The Netherlands	100%
IsoTis TE Facility BV	The Netherlands	100%
IsoTis OrthoBiologics, Inc.	United States	100%
EpiSource SA	Switzerland	100%
Modex Therapeutics GmbH	Germany	100%

The unaudited condensed consolidated financial statements include all companies in which the Company has more than 50% of the voting rights over which it exercises control. All intercompany balances and transactions have been eliminated.

These accompanying unaudited condensed consolidated financial statements have omitted footnote disclosures that would substantially duplicate the disclosures contained in our annual audited financial statements. The accompanying unaudited condensed consolidated financial statements should be read together with the audited

IsoTis S.A.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

consolidated financial statements and the notes in our December 31, 2005 audited consolidated financial statements of IsoTis S.A. included elsewhere in this prospectus.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, needed to present fairly the financial results for these interim periods. The unaudited condensed consolidated results of operations presented for the interim periods are not necessarily indicative of the results for a full year.

The Company is in the process of legally dissolving IsoTis TE Facility BV, EpiSource SA and Modex Therapeutics GmbH. These entities are inactive and the liquidations, which are expected to be concluded during 2007, are not expected to have a material impact on the results of operations. The Company’s reporting currency is the US dollar.

2.	Recently Issued Accounting Pronouncements

In November 2005, the Financial Accounting Standards Board (‘FASB’) issued FASB Staff Position 123(R)-3 (‘FSP 123R-3’), “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”, that provides an elective alternative transition method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (‘SFAS 123(R)’) (the ‘APIC Pool’) to the method otherwise required by paragraph 81 of SFAS 123(R). The Company may take up to one year from the effective date of this FSP to evaluate its available alternatives and make its one-time election. We are currently evaluating the alternative methods. Until and unless the Company elects the transition method described in this FSP, the Company will follow the transition method described in paragraph 81 of SFAS 123(R).

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (‘FIN 48’). FIN 48, an interpretation of FASB Statement 109, “Accounting for Taxes,” prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for the Company beginning January 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin (‘SAB’) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (‘SAB 108’). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods. The Company currently uses, and has historically applied, the dual method for quantifying identified financial statement misstatements. The Company will initially apply the provisions of SAB 108 in connection with the preparation of our annual financial statements for the year ended December 31, 2006. The Company is currently evaluating SAB 108, but does not expect the adoption of SAB 108 to have a significant effect on its financial position, results of operations, or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (‘SFAS 157’), which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are

IsoTis S.A.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

already required or permitted by other accounting standards. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that adopting SFAS 157 will have on its operations and financial condition.

3.	Share-Based Payment

Adoption of SFAS 123(R)

Effective January 1, 2006, the Company adopted SFAS 123(R) which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS 123(R) supersedes the Company’s previous accounting under SFAS No. 123, “Accounting for Stock-Based Compensation” (‘SFAS 123’) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The Company’s condensed consolidated financial statements as of and for the nine months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and expected option life. We amortize the fair value of the awards on a straight-line basis. All options grants are amortized over the requisite service period of the awards. Expected volatility is based on historical volatility. The expected life of options granted is calculated using the simplified method based on the terms and conditions of the options as provided in SAB 107. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant. The forfeiture rate is based on historical data and we record share-based compensation expense only for those awards that are expected to vest.

Prior to January 1, 2006, the Company based its risk free interest rate on US Treasury securities in effect at the time of grant. Expected volatility was based on historical volatility of the Company’s stock. The expected life of the options was an estimate based on the contractual terms of the options and historical employment behavior.

Stock-based compensation expense recognized in the Company’s unaudited condensed consolidated statement of operations for the nine month period ended September 30, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the accompanying unaudited condensed consolidated statement of operations for the first nine months ended September 30, 2006 has been based on awards ultimately expected to vest and reduced for estimated forfeitures. SFAS 123(R)requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

IsoTis S.A.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

SFAS 123(R) requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. Due to the Company’s loss position, there were no such tax benefits during the nine month periods ended September 30, 2006 and September 30, 2005. Prior to the adoption of SFAS 123(R), those benefits would have been reported as operating cash flows had the Company received any tax benefits related to stock option exercises.

4.	Divestiture of Dental Assets

In August 2006, we sold our dental assets to Keystone Dental, Inc., or Keystone, in a transaction structured as an asset purchase and license. Keystone acquired our dental assets and obtained an exclusive right to market and sell our bone graft substitute product portfolio in the field of dentistry. We received an upfront cash payment of $7.4 million. We also entered into a manufacturing and supply agreement for a period of five years. We recorded the net proceeds from the sale of the assets as deferred revenue and will recognize the amount equally over the five year term of the manufacturing and supply agreement.

5.	Credit Agreement

On August 31, 2006, IsoTis OrthoBiologics, Inc. entered into a Credit Agreement with SVB Silicon Valley Bank. The Credit Agreement provides for a revolving credit facility in the principal amount of up to $5.0 million which includes a $1.0 million term loan that bears interest at prime +1.75% (10% at September 30, 2006) and $4.0 million term loan, that bears interest at prime +2% (10.25% at September 30, 2006) on the term loan. In September 2006, IsoTis OrthoBiologics, Inc. borrowed $2.0 million under the credit facility.

The Credit Agreement has an initial two-year maturity on the revolver and a three year maturity on the term loan. The term loan will be due and payable if the revolving line is not renewed at final maturity. The Credit Agreement also contains tangible net worth covenants with which IsoTis OrthoBiologics, Inc. was in compliance at September 30, 2006.

6.	Stockholders’ Equity

Share Capital

In conjunction with the merger described in Note 1, the Company was recapitalized in accordance with the articles of incorporation of Modex. As of September 30, 2006 and 2005, the nominal value of the Company’s common shares is CHF 1 each.

On June 23, 2005, the Company’s shareholders approved a resolution authorizing the Board of Directors (the ‘Board’) to increase the share capital by 7,800,000 shares, with a nominal value of CHF 1 each, until June 23, 2007. The Board is also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends.

A total of 7,000,000 conditional shares were created pursuant to the exercise of stock option rights to be granted to employees and Board members of the Company and its subsidiaries according to the Company’s stock option plans. On May 18, 2006, the conditional shares were increased by 2,622,320. Out of these conditional shares, 817,919 and 93,302 were issued during the nine months ended September 30, 2005 and 2006, respectively. 8,000,000 conditional shares remain available for issuance at September 30, 2006.

Under the Swiss Code of Obligations, any share issue, whether for cash or non-cash consideration, is subject to prior approval at the shareholders’ meeting. The Company’s shareholders have certain pre-emptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares previously held by them. A resolution adopted at a shareholders’ meeting with a two-thirds majority may, however, limit or suspend pre-emptive rights in certain limited circumstances.

IsoTis S.A.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The changes in authorized and issued shares for the nine months ended September 30, 2006 (unaudited) are as follows:

	Issued Shares			Conditional Capital(1)
				Authorized	Stock	Authorized
	Outstanding	In Treasury	Total	Capital(1)	Options	Shares

December 31, 2005	70,613,344	234,067	70,847,411	7,800,000	5,377,680	84,025,091
Change	93,302	—	93,302	—	2,622,320	2,715,622

September 30, 2006 (unaudited)	70,706,646	234,067	70,940,713	7,800,000	8,000,000	86,740,713

(1)	As defined by Swiss law.

Stock Option Plans

In connection with the business combination in 2002 with Modex, the Company terminated its existing stock option plan and cancelled all previously outstanding options. The Company adopted a new stock option plan whereby the remuneration committee of the Board may grant options to employees and consultants. As of September 30, 2006, no options have been issued to consultants. At September 30, 2006, a total of 1,629,160 options (at December 31, 2005: 931,028 options) were available for issuance under the plan. In connection with the business combination with GenSci, the Company established an option plan for North American employees; the terms of this plan are similar to the existing IsoTis plans.

Options are granted in Swiss Francs (CHF) and vest based on the terms established in the individual grant agreement. Such terms are established by the remuneration committee and typically vest over a period of four years. Certain options issued under the plan are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of any profits to be remitted to the Company decreases ratably over a period of three years. Options generally expire over a period of 4 to 10 years, or upon earlier termination of employment with the Company. Subsequent to the 2003 business combination with GenSci, the Company granted 700,000 options, which were in addition to the 1,627,335 that were issued to previous holders of GenSci stock options, under a newly formed plan that is equivalent to the existing plan. The options granted to previous holders of GenSci stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options is included in the purchase price allocation which approximated the fair value of the GenSci share options exchange.

Subsequent to the 2002 business combination, the Company granted 2,783,322 options, of which 1,987,387 were issued to previous holders of IsoTis stock options. The options granted to previous holders of IsoTis stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options, in excess of the fair value of the original option revalued at the date of exchange is recognized over the remaining vesting period of the modified award, in addition to any unrecognized expense from the original stock option grant. Exercise prices are denominated in CHF. The exchange rate at December 31, 2005 and September 30, 2006 from CHF to US dollars was 1.3161 and 1.2506, respectively.

IsoTis S.A.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123(R), “Accounting for Stock-Based Compensation”. As described in Note 3 above, the fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine Months Ended
	September 30,
	2005	2006

Risk-free interest rate	3.80% to 3.87%	4.32% to 5.07%
Expected dividend yield	—	—
Expected volatility	63.07% to 64.46%	57.90% to 60.47%
Expected life (years)	6.00	6.00

A summary of stock option activity for the Company’s stock option plans are as follows:

		Weighted Average
	Number of Options	Exercise Price

Balance at January 1, 2005	4,552,098	CHF 1.68
Granted	1,052,500	CHF 1.79
Forfeited	(293,261)	CHF 1.75
Exercised	(817,919)	CHF 1.32

Balance at September 30, 2005 (unaudited)	4,493,418	CHF 1.77

Balance at January 1, 2006	4,446,652	CHF 1.78
Granted	2,012,500	CHF 1.73
Forfeited	(88,312)	CHF 1.80
Exercised	(93,302)	CHF 1.41

Balance at September 30, 2006	6,277,538	CHF 1.77

The following table summarizes information about the Company’s stock options outstanding at September 30, 2006:

		Weighted Average
	Outstanding Options	Remaining			Weighted Average
	at 30 September	Contractual Life	Weighted Average	Exercisable	Price of
	2006	(Years)	Option Price	Options	Exercisable Options

CHF 1.00	702,833	3.07	CHF 1.00	702,833	CHF 1.00
CHF 1.01 — 1.50	350,000	3.58	CHF 1.36	137,500	CHF 1.33
CHF 1.51 — 2.00	3,119,507	7.87	CHF 1.76	485,674	CHF 1.75
CHF 2.01 — 2.50	1,917,948	1.21	CHF 2.02	1,917,948	CHF 2.02
CHF 2.51 — 3.00	76,750	1.89	CHF 2.65	38,375	CHF 2.65
CHF 3.01 — 3.31	110,500	2.16	CHF 3.17	80,250	CHF 3.12

Outstanding at end
of period	6,277,538	4.91	CHF 1.77	3,362,580	CHF 1.77

IsoTis S.A.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Stock-based compensation expense is included in the unaudited condensed consolidated statements of operations as follows:

	Nine months ended September 30,
	2005	2006

Costs of sales	$32,888	$23,476
Research and development	28,420	30,896
Marketing and selling	52,020	126,305
General and administrative	191,677	232,921

	$305,005	$413,598

7.	Computation of Net Income (Loss) Per Share

Basic net income per share is computed using the weighted average number of shares outstanding. Diluted net income per share is computed using the weighted average number of shares of common stock outstanding and potential dilutive shares of common stock. The following is a reconciliation of the numerator (net income) and denominator (number of shares) used in the calculation of basic and diluted net (loss) income per share (in thousands USD, except per share data).

	Nine Months Ended September 30,
	2005	2006

Net income (loss)	$2,317	$(11,896)
Basic:
Weighted average shares outstanding	70,350	70,918
Basic net income (loss) per share	$0.03	$(0.17)
Diluted:
Weighted average shares outstanding used in basic calculation	70,350	70,918
Dilutive effect of options	2,058	—
Weighted average shares and equivalents	72,408	70,918
Diluted net income (loss) per share	$0.03	$(0.17)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of IsoTis, Inc.

We have audited the accompanying balance sheet of IsoTis, Inc. as of November 3, 2006 (the date of incorporation). This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of IsoTis, Inc. at November 3, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Orange County, California
December 11, 2006
except for Note 1, as to which the date is
January 19, 2007

IsoTis, Inc.

BALANCE SHEET

At November 3,
2006

Cash	$1,000

Common Stock, $0.0001 par value; 100 shares issued and outstanding	—
Additional paid in capital	1,000

Total stockholder’s equity	$1,000

The accompanying notes are an integral part of this balance sheet.

IsoTis, Inc.

Notes to Balance Sheet for IsoTis, Inc.
(unaudited)

1.	Formation of IsoTis, Inc.

Incorporated on November 3, 2006, under the laws of the State of Delaware, IsoTis, Inc. (IsoTis, Inc.) is a wholly owned subsidiary of IsoTis S.A. (IsoTis), a public company incorporated under the laws of Switzerland. IsoTis, Inc. was created in order to purchase, via a securities exchange takeover bid, all of the issued and outstanding shares of common stock with a par value of CHF 1.00 of IsoTis (IsoTis Shares) in exchange for IsoTis, Inc. shares of common stock on a one for ten basis. Concurrently with the Exchange Offer, IsoTis, Inc. intends to exchange each outstanding option to acquire IsoTis Shares for a similar option to acquire IsoTis, Inc. shares on the same general terms and conditions and as adjusted to reflect the exchange ratio in the Exchange Offer.

In November 2006, IsoTis initiated an internal reorganization to domicile in the United States of America. The reorganization is to be accomplished via a securities takeover bid by IsoTis’ wholly-owned Delaware subsidiary, IsoTis, Inc., as described above.

On January 19, 2007, the initial acceptance period ended. All of the conditions of the exchange offer were met and the offer was declared unconditional. On January 25, 2007, IsoTis will commence an additional acceptance period to end on February 7, 2007.

Upon completion of the contemplated transaction, IsoTis, Inc. will become the parent company of IsoTis, and via a substitutional listing, IsoTis, Inc. shares of common stock will be listed to trade on the NASDAQ Global Market and will cease to be listed or posted for trading on the Main Board of the SWX Swiss Exchange, the Official Market segment of Euronext Amsterdam N.V. and the Toronto Stock Exchange.

In connection with the exchange offer, IsoTis, Inc. assumed all the existing stock option plans of IsoTis and all of the options outstanding under the plans. Concurrent with the assumption of the options, IsoTis, Inc. will convert all options to U.S. dollars at the current exchange rate on January 26, 2007.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS
Accounts Receivable

Allowance for
Doubtful Accounts
Deducted from
Accounts Receivable	2003	2004	2005

Beginning balance	$—	$279,828	$319,020
Write-off of bad debt	—	(90,462)	(167,918)
Acquisition related additions	140,196	—	—
Additions to reserve	139,632	129,654	240,923

Ending balance	$279,828	$319,020	$392,025

Inventory

Valuation Allowance
for Inventory	2003	2004	2005

Beginning balance	$—	$651,746	$691,468
Write-off of inventory	—	(576,675)	(247,677)
Acquisition related additions	476,487	—	—
Additions to reserve	175,259	616,397	647,779

Ending balance	$651,746	$691,468	$1,091,570

           Shares

Common Stock

Thomas Weisel Partners LLC	William Blair & Company

_ _

Until          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

Amount to
be Paid

SEC registration fee	$4,815
NASD filing fee	5,000
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving	*
Blue sky fees and expenses (including legal fees)	*
Transfer agent fees	20,000
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under the circumstances described in Section 145 of the Delaware General Corporation Law, for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, we have entered into indemnification agreements, a form of which is filed as Exhibit 10.20 to this registration statement with our officers and directors. The agreement between us and the representatives of the underwriters, a form of which is filed as Exhibit 1.1 to this registration statement, also provides for cross-indemnification among us and the underwriters with respect to the matters described in the underwriting agreement, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since the registrant’s reorganization in Delaware on November 3, 2006 through the date of this prospectus:

1. On November 3, 2006, the registrant issued an aggregate of 100 shares of common stock to IsoTis S.A. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering. The sale of these securities was made without general solicitation or advertising.

2. Prior to the commencement of this offering, the registrant commenced an exchange offer for all of the outstanding common shares of IsoTis S.A., pursuant to which it offered to exchange one of its shares of common stock for each ten common shares of IsoTis S.A. The issuance of common stock is exempt from registration under the Securities Act in reliance on Rule 802 promulgated under the Securities Act. The initial acceptance period for the exchange offer ended on January 19, 2007 and on January 26, 2007 the registrant issued 5,317,783 shares of common stock. IsoTis S.A. is a “foreign private issuer,” as that term is defined in Rule 405 of the Securities Act. As of November 14, 2006 (30 days prior to the commencement of the exchange offer), U.S. shareholders held less than 10% of the outstanding common shares of IsoTis S.A. In determining this percentage of U.S. holders, the registrant applied the procedures prescribed by Rule 800(h) under the Securities Act. U.S. holders of common shares of IsoTis S.A. were permitted to participate in the exchange offer on terms at least as favorable as those offered in any other jurisdiction. The Offer Memoranda, and any other informational documents provided to IsoTis S.A. shareholders in connection with the exchange offer, were furnished, in English, to the SEC on Form CB by the first business day after publication or dissemination and were disseminated, in English, to U.S. shareholders on a comparable basis to that provided to shareholders in Switzerland. Any information relating to the exchange offer that IsoTis S.A. or registrant has disseminated to stockholders located outside the U.S. has been disseminated in the U.S. in a manner reasonably calculated to inform U.S. holders of the offer. Finally, the legend required by Rule 802(b) under the Securities Act has been included as required in the informational documents regarding the exchange offer disseminated to U.S. holders.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Number		Description

1	.1+	Form of Underwriting Agreement.
2	.1+	Asset Purchase Agreement dated August 15, 2006 by and between Keystone Dental, Inc. and IsoTis Orthobiologics, Inc.
3	.1*	Certificate of Incorporation of IsoTis, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the registrant on January 25, 2007)
3	.2*	Bylaws of IsoTis, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the registrant on January 25, 2007)
4	.1+	Specimen Common Stock certificate
5	.1+	Opinion of Latham & Watkins LLP
10	.1*	Chienna B.V. Share Purchase Agreement dated May 6, 2003 between IsoTis N.V. and Octoshare B.V. (incorporated by reference to Exhibit 10.11 to the annual report on Form 20-F/A filed by IsoTis S.A. on May 16, 2005)
10.2		Loan and Security Agreement dated August 23, 2006 by and between Silicon Valley Bank and IsoTis OrthoBiologics, Inc.
10	.3*	Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.8 to the annual report on Form 20-F/A filed by IsoTis S.A. on May 16, 2005)
10	.4*	Consultancy Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.9 to the annual report on Form 20-F/A filed by IsoTis S.A. on May 16, 2005)
10	.5*	Consulting Agreement dated July 1, 2005 between IsoTis OrthoBiologics, Inc. and James Hart (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F/A filed by IsoTis S.A. on April 20, 2006)
10	.6+	Employment Agreement between IsoTis, Inc. and Pieter Wolters
10	.7+	Employment Agreement between IsoTis, Inc. and Robert Morocco
10	.8+	Employment Agreement between IsoTis, Inc. and John F. Kay
10	.9+	Employment Agreement between IsoTis, Inc. and Kathryn Liljestrand
10	.10+	Employment Agreement between IsoTis, Inc. and Alan Donze
10	.11+	Employment Agreement between IsoTis, Inc. and Jim Poser
10	.12+	Employment Agreement between IsoTis, Inc. and Gene Reu
10	.13+	Employment Agreement between IsoTis, Inc. and Karon Morell
10	.14*	Industrial Real Estate Lease, dated December 28, 1998, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc. (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F/A filed by IsoTis S.A. on April 20, 2006)
10.15		Amended and Restated Industrial Real Estate Lease, dated February 23, 2006, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc.

Number		Description

10	.16*	Stock Option Plan 2003/0 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F/A, filed by IsoTis S.A. on April 20, 2006)
10	.17*	Stock Option Plan 2003/01 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F/A, filed by IsoTis S.A. on April 20, 2006)
10	.18*	Stock Option Plan 2003/02 (incorporated by reference to Exhibit 4.2 IsoTis S.A.’s Registration Statement on Form S-8, filed with the Commission on October 30, 2003)
10	.19*	IsoTis, Inc., 2006 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-8 filed by the registrant on January 29, 2007)
10.20		Form of Director and Officer Indemnification Agreement
21.1		List of Significant Subsidiaries
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Independent Registered Public Accounting Firm
23.3		Consent of Independent Registered Public Accounting Firm
23	.4+	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (included on signature page)

+	To be filed upon amendment.

*	Incorporated by reference.

(b) Financial Statement Schedules.

Financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Costa Mesa, State of California, on this 29th day of January, 2007.

IsoTis, Inc.

By:	/s/ Robert J. Morocco
Robert J. Morocco,
Chief Financial Officer, Senior Vice President,
Secretary and Treasurer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Pieter Wolters and Robert J. Morocco and each of them individually, as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ James S. Trotman James S. Trotman	Chairman	January 29, 2007

/s/ Pieter Wolters Pieter Wolters	President, Chief Executive Officer and Director (Principal Executive Officer)	January 29, 2007

/s/ Robert J. Morocco Robert J. Morocco	Chief Financial Officer, Senior Vice President, Secretary and Treasurer (Principal Financial and Accounting Officer)	January 29, 2007

/s/ Barbara D. Boyan Barbara D. Boyan	Director	January 29, 2007

/s/ Aart Brouwer Aart Brouwer	Director	January 29, 2007

/s/ Darrell Elliott Darrell Elliott	Director	January 29, 2007

Signature	Title	Date

/s/ David N. Gill David N. Gill	Director	January 29, 2007

/s/ James W. Hart James W. Hart	Director	January 29, 2007

/s/ Daniel W. Kollin Daniel W. Kollin	Director	January 29, 2007

INDEX TO EXHIBITS

Number		Description

1	.1+	Form of Underwriting Agreement.
2	.1+	Asset Purchase Agreement dated August 15, 2006 by and between Keystone Dental, Inc. and IsoTis Orthobiologics, Inc.
3	.1*	Certificate of Incorporation of IsoTis, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the registrant on January 25, 2007)
3	.2*	Bylaws of IsoTis, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the registrant on January 25, 2007)
4	.1+	Specimen Common Stock certificate
5	.1+	Opinion of Latham & Watkins LLP
10	.1*	Chienna B.V. Share Purchase Agreement dated May 6, 2003 between IsoTis N.V. and Octoshare B.V. (incorporated by reference to Exhibit 10.11 to the annual report on Form 20-F/A filed by IsoTis S.A. on May 16, 2005)
10.2		Loan and Security Agreement dated August 23, 2006 by and between Silicon Valley Bank and IsoTis OrthoBiologics, Inc.
10	.3*	Letter Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.8 to the annual report on Form 20-F/A filed by IsoTis S.A. on May 16, 2005)
10	.4*	Consultancy Agreement dated January 15, 2004 between IsoTis S.A. and James Trotman (incorporated by reference to Exhibit 10.9 to the annual report on Form 20-F/A filed by IsoTis S.A. on May 16, 2005)
10	.5*	Consulting Agreement dated July 1, 2005 between IsoTis OrthoBiologics, Inc. and James Hart (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F/A filed by IsoTis S.A. on April 20, 2006)
10	.6+	Employment Agreement between IsoTis, Inc. and Pieter Wolters
10	.7+	Employment Agreement between IsoTis, Inc. and Robert Morocco
10	.8+	Employment Agreement between IsoTis, Inc. and John F. Kay
10	.9+	Employment Agreement between IsoTis, Inc. and Kathryn Liljestrand
10	.10+	Employment Agreement between IsoTis, Inc. and Alan Donze
10	.11+	Employment Agreement between IsoTis, Inc. and Jim Poser
10	.12+	Employment Agreement between IsoTis, Inc. and Gene Reu
10	.13+	Employment Agreement between IsoTis, Inc. and Karon Morell
10	.14*	Industrial Real Estate Lease, dated December 28, 1998, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc. (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F/A filed by IsoTis S.A. on April 20, 2006)
10.15		Amended and Restated Industrial Real Estate Lease, dated February 23, 2006, by and between New Goodyear, LTD and IsoTis OrthoBiologics, Inc.
10	.16*	Stock Option Plan 2003/0 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F/A, filed by IsoTis S.A. on April 20, 2006)
10	.17*	Stock Option Plan 2003/01 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F/A, filed by IsoTis S.A. on April 20, 2006)
10	.18*	Stock Option Plan 2003/02 (incorporated by reference to Exhibit 4.2 IsoTis S.A.’s Registration Statement on Form S-8, filed with the Commission on October 30, 2003)
10	.19*	IsoTis, Inc., 2006 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-8 filed by the registrant on January 29, 2007)
10.20		Form of Director and Officer Indemnification Agreement
21.1		List of Significant Subsidiaries
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Independent Registered Public Accounting Firm
23.3		Consent of Independent Registered Public Accounting Firm
23	.4+	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (included on signature page)

+	To be filed upon amendment.

*	Incorporated by reference.